2002 Annual Report

Contents

Five Year Financial Highlights	1
Corporate Profile	2
Chairman’s Letter to Shareholders	5
Fairfax Consolidated Financial Statements	24
Auditors’ Report to the Shareholders	29
Comment by Auditors for U.S. Readers	29
Valuation Actuary’s Report	29
Notes to Consolidated Financial Statements	30
Management’s Discussion and Analysis of Financial Condition and Results of Operations	51
Supplementary Financial Information	117
Fairfax Insurance and Reinsurance Companies – Combined Financial Statements	118
Fairfax with Equity Accounting of Lindsey Morden – Consolidated Financial Statements	120
Fairfax – Unconsolidated Financial Statements	122
Appendix A – November 8, 2002 Letter to Shareholders	124
Appendix B – Fairfax Guiding Principles	128
Consolidated Financial Summary	129
Corporate Information	130

2002 Annual Report

Five Year Financial Highlights

	(in Cdn$ millions except share and per share data)
	2002	2001	2000	1999	1998
Revenue	7,962.3	6,125.7	6,188.5	5,788.5	3,574.3
Net earnings (loss)	415.7	(346.0)	137.4	124.2	387.5
Total assets	35,110.5	35,438.7	31,833.3	31,979.1	20,886.7
Common shareholders’ equity	3,351.5	3,042.7	3,180.3	3,116.0	2,238.9	*
Common shares outstanding – year-end (millions)	14.1	14.4	13.1	13.4	12.1	*
Return on average equity	12.8%	(11.9% )	4.1%	4.3%	20.1%
Per share
Net earnings (loss)	28.78	(28.04)	9.41	9.20	32.63
Common shareholders’ equity	237.01	213.06	242.75	231.98	184.54
Market prices per share
High	195.00	289.00	246.00	610.00	603.00
Low	104.99	160.00	146.75	180.00	253.00
Close	121.11	164.00	228.50	245.50	540.00

*	not including share subscription receipts issued December 22, 1998 or their proceeds

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile

Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to achieve a high rate of return on invested capital and build long term shareholder value. The company has been under present management since September 1985.

Canadian insurance subsidiaries

Commonwealth Insurance, based in Vancouver, offers commercial property, oil, gas and petrochemicals and marine insurance in Canada, the United States and internationally, and commercial casualty insurance in Canada. The company has been in business since 1947. In 2002, Commonwealth’s net premiums written were $343.6 million. At year-end, the company had capital and surplus of $207.2 million and there were 164 employees.

Federated Insurance, based in Winnipeg, markets a broad range of insurance products in Canada primarily for commercial customers. The company has been in business since 1920. In 2002, Federated’s net premiums written were $87.5 million, consisting of $71.6 million of property and casualty business and $15.9 million of life and group health and disability products. At year-end, the company had capital and surplus of $52.7 million and there were 275 employees.

Lombard Insurance, based in Toronto, writes a complete range of commercial and personal insurance products in Canada. The company has been in business since 1904. In 2002, Lombard’s net premiums written were $691.1 million. At year-end, the company had capital and surplus of $190.1 million and there were 751 employees.

Markel Insurance, based in Toronto, is the leading trucking insurance company in Canada and has provided the Canadian trucking industry with a continuous market for this class of insurance since 1951. In 2002, Markel’s net premiums written were $126.9 million. At year-end, the company had capital and surplus of $51.0 million and there were 152 employees.

CRC (Bermuda) Reinsurance, based in Bermuda, is the principal reinsurer of Lombard Insurance, Federated Insurance, Markel Insurance and Commonwealth Insurance’s Canadian operations. Cessions to CRC (Bermuda) are included in the net premiums written of those companies. At year-end, the company had capital and surplus of $132.3 million.

U.S. insurance subsidiaries

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. The company has been in business since 1824. In 2002, C&F’s net premiums written were US$779.0 million. At year-end, the company had capital and surplus of US$1,039.5 million and there were 879 employees.

Fairmont Insurance is the proposed name under which the continuing operations of TIG Specialty Insurance – the Ranger, Hawaii (commercial and personal lines) and Accident and

Health businesses – will be carried on in 2003. In 2002, the net premiums written of these continuing operations were US$213.9 million.

Old Lyme Insurance, based in New York, writes multi-line commercial and personal property and casualty insurance. Old Lyme was acquired from Hub International Limited on May 30, 2002. In 2002, Old Lyme’s net premiums written were US$38.5 million. At year-end, the company had capital and surplus of US$46.6 million and there were four employees.

Falcon Insurance, based in Hong Kong, writes property and casualty insurance to niche markets in Hong Kong. In 2002, Falcon’s net premiums written were HK$337.8 million (approximately HK$5 = C$1). At year-end, the company had capital and surplus of HK$156.6 million and there were 122 employees.

OdysseyRe reinsurance group

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as certain insurance business, with branches in London, Paris, Singapore and Toronto and affiliated offices in New York, Miami, Mexico City, Santiago, Cologne, Stockholm and Tokyo. In 2002, OdysseyRe’s net premiums written were US$1,584.3 million. At year-end, the company had capital and surplus of US$1,020.7 million and there were 424 employees.

Runoff subsidiaries

The Resolution Group (TRG) was formed in 1993 to manage the runoff of International Insurance Company and other discontinued lines of business written by the former Talegen group of insurance companies. The runoff required effective management of major direct excess and surplus lines insurance and reinsurance liabilities, the resolution of complex litigation and the collection and management of reinsurance assets.

RiverStone Group (RiverStone), run by TRG management, was established following the acquisition of TRG, primarily to manage the runoff of certain Fairfax insurance subsidiaries and other discontinued lines of business written by other Fairfax companies. RiverStone Management (UK) manages the Sphere Drake and RiverStone Insurance (UK) runoff operations. In 2002, RiverStone Stockholm and Sphere Drake Bermuda and the non-life operations of Compagnie Transcontinentale de Réassurance (prior to the wind-up of that company) were consolidated into RiverStone Insurance (UK).

TIG Specialty Insurance merged with International Insurance, TRG’s runoff subsidiary, on December 16, 2002 and was placed in runoff under RiverStone’s management. At year-end, the merged company, constituting the U.S. runoff group, had capital and surplus of US$1,936.1 million and there were 736 employees located in Dallas and Manchester, New Hampshire.

ORC Re, based in Ireland, was established in 1997. It reinsures the reinsurance portfolios of Fairfax’s other European runoff operations, provides consolidated investment and liquidity management services to the European runoff group, participates in the reinsurance programs for the U.S. insurance companies with third party reinsurers, and has provided post-acquisition

FAIRFAX FINANCIAL HOLDINGS LIMITED

reinsurance protection for the U.S. insurance companies. RiverStone Management (UK), with 243 employees and offices in London, Brighton, Paris and Stockholm, manages ORC Re’s insurance and reinsurance liabilities and the collection and management of its reinsurance assets. Sphere Drake, RiverStone Insurance (UK) and ORC Re constitute the European runoff group. At year-end, ORC Re had capital and surplus of US$2.0 billion, of which US$1.6 billion is related to equity and debt financing for the acquisition of the U.S. insurance and reinsurance companies, and there were eight employees.

Wentworth Insurance, based in Barbados, was incorporated in 1990. It writes selected long term property and casualty reinsurance. At year-end, the company had capital and surplus of US$82.1 million and there were seven employees.

Claims adjusting and insurance brokerage

Lindsey Morden Group provides claims adjusting, appraisal and claims and risk management services to a wide variety of insurance companies and self-insured organizations in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. In 2002, revenue totalled $457.9 million. The company was established in 1923, and at year-end the group had 3,659 employees located in 320 offices.

Hub International is an insurance brokerage company selling a broad range of commercial, personal and life insurance products. The company was established in 1998, and at year-end had 2,340 employees in 122 offices in Canada and the United States. In 2002, the company had total revenue of US$220.0 million.

Investment management subsidiary

Hamblin Watsa Investment Counsel was founded in 1984 and provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)	All companies are wholly owned except OdysseyRe, a public company of which Fairfax owned 73.8% at the end of 2002; Lindsey Morden Group, a public company of which Fairfax owns 75.0% of the equity and 89.5% of the votes; Hub International, a public company of which Fairfax owns 28.7%; and Advent Capital (Holdings) PLC, of which Fairfax owns 46.8%.

(2)	The foregoing lists all of Fairfax’s operating groups. The Fairfax corporate structure includes a number of companies, principally investment or intermediate holding companies (including companies located in Hungary, Gibraltar and Mauritius), which are not part of these operating groups. These companies had no insurance, reinsurance, runoff or other operations.

To Our Shareholders:

2002 was a record year for us as we earned the highest profit in our history while achieving a 100% combined ratio for our ongoing insurance and reinsurance operations. We made a 12.8% return on average shareholders’ equity in 2002 (compared to about 6% for the S&P/TSX and about 13% for the S&P 500). We earned $415.7 million or $28.78 per share in 2002 compared to a loss of $346.0 million or $28.04 per share in 2001. Book value per share increased 11.2% to $237.01 while our share price dropped 26.2% to $121.11 per share from $164.00 at year-end 2001.

Our record results in 2002 emanated from excellent underwriting and investment performance, as discussed in my letter of November 8, 2002 to you (reproduced in Appendix A), as well as our decision on December 16, 2002, as part of a comprehensive restructuring of TIG, to place TIG’s MGA-controlled program business in runoff under TRG’s highly skilled management.

Let me take these three major items one at a time.

Underwriting Performance

	Year ended December 31, 2002

		Net Premiums
	Combined Ratio	Written
	(%)	(% change)
Canadian Insurance Companies
Commonwealth	84.1	+95
Federated	94.0	+15
Lombard	98.6	+26
Markel	96.3	+69
Total	95.8	+43
U.S. Insurance Companies
Crum & Forster	103.3	+53 *
TIG (continuing operations)	106.0	+54
Falcon	99.8	+270
Old Lyme	92.9	N/A
Total	103.6	+56
Reinsurance – OdysseyRe	99.1	+68
Total Fairfax	100.1	+58

*	+24% including ceded reinsurance premium in 2001

We said last year that, given current conditions, we wanted to grow our insurance/ reinsurance business significantly and increase our retentions significantly while achieving combined ratios below 100%. This we achieved in 2002 because of a lot of hard work and tremendous focus by all our presidents and management teams, as the above table indicates. And this is not a one-year result because of a hard market. Our focus on underwriting profitability will never waver as we remember the atrocious results in 1999-2001.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investment Results

During 2002, when North American and European equity markets suffered losses of 15-35% and many bond portfolios suffered losses from telecoms, techs and various high fliers, the total return on Fairfax’s investment portfolio (including all interest and dividend income, gains and losses on disposal of securities and the change in the unrealized gains and losses during the year) was 11%. The results on equities alone were even better, as shown on page 18. This was exceptional investment performance by the Hamblin Watsa investment team. Realized gains in 2002 amounted to $738 million or 4.5% of the investment portfolio. Most importantly, the investment portfolios are well positioned to benefit from greater turmoil in the future as discussed in the Investments section beginning on page 18.

The TIG/TRG Transaction

This consisted of the following three components:

1.	TIG discontinued its MGA-controlled program business in Dallas and restructured the remainder of its operations.

TIG’s MGA-controlled program business (business controlled by managing general agents, who have authority to bind the company), which accounted for US$379 million (about half) of TIG’s net premiums written in 2002, was placed in runoff under the dedicated and expert management of TRG/RiverStone. TIG’s Ranger, Hawaii and A&H business, which accounted for US$214 (about a quarter) of TIG’s net premiums written in 2002, will be separately managed under the proposed name of Fairmont Insurance. Napa Healthcare will be written through a subsidiary of OdysseyRe (or reinsured by OdysseyRe) effective January 1, 2003. Napa’s remaining excess property and excess casualty units will operate going forward predominantly as a managing general underwriter.

In restructuring TIG as described, Fairfax strengthened TIG’s reserves by US$200 million and took a restructuring charge of approximately US$64 million. Also, Fairfax’s ORC Re subsidiary provided TIG with a US$300 million adverse development cover. The amount of the strengthening and the adverse development cover were established by TRG management, who are experts in runoffs and who required comfort on these matters before proceeding to merge their International Insurance subsidiary with TIG, as described below. The combination of these actions should put TIG behind us – excluding any liability under the cover.

2.	We acquired the remaining 72 1/2% economic interest in TRG (the parent company of International Insurance Company (IIC)) in exchange for payments over the next 15 years.

We were happy to acquire the remaining interest in TRG because we have grown very comfortable with TRG and its management team during the three and a half years since we acquired our original interest, and we purchased this interest at an attractive price. We think Mike Coutu and Dennis Gibbs have built TRG to be among the finest runoff companies in the U.S. and, in the past three and a half years, have done an outstanding job settling Fairfax’s APH claims, CD claims, reinsurance recoverables and other tough-to-settle claims. TRG has been an essential resource for us as it has been responsible for our runoff operations. To understand why we were very keen on acquiring TRG, you need to know some facts about its track record for the 1993-2002 period.

		September 30,
	1993	2002

	(US$ millions)
Statutory surplus	150	353
Cumulative dividends paid	–	215

In each of the past five years, TRG/IIC has paid an annual dividend of US$30 million (not bad for a runoff company!!).

Now, as mentioned in our press release, TRG had a GAAP equity of US$547 million on September 30, 2002 (GAAP equity is higher than statutory surplus principally because of deductions for recoverables from unregistered reinsurers required in the calculation of statutory surplus). Our existing 27 1/2% interest gave us ownership of approximately US$150 million of this US$547 million equity. The remaining US$397 million in GAAP equity we purchased for US$425 million, payable approximately US$5 million a quarter from 2003 to 2017 and approximately US$128 million at the end of 2017. The present value of this stream of payments at a discount rate of 9% per annum is approximately US$204 million, resulting in negative goodwill at the December 16, 2002 closing date of approximately US$188 million. Given the management track record, the excellent earnings and dividend history of TRG, its liquid US$790 million investment portfolio and its remaining US$101 million of excess of loss reinsurance protection, a price of US$204 million or about half book value seemed very attractive to us. This, of course, does not include the additional benefits that TRG and Mike and Dennis bring to Fairfax. With 100% economic interest, we do have additional APH exposure from IIC but, as explained in the MD&A section on asbestos starting on page 81, we are comfortable with the reserves established and the talent and focus TRG brings to settling these claims. Please don’t underestimate the value of this purchase. One of our directors thinks it may be our best!!

3.	TIG and IIC merged and distributed $1.25 billion of assets to Fairfax.

We merged TIG and IIC effective December 16, 2002 and, with the California Department of Insurance’s approval, distributed $1.25 billion of assets to Fairfax, including 33.2 million of TIG’s 47.8 million shares of OdysseyRe Holdings, all of the shares of Commonwealth (GAAP equity of approximately $207 million) and all of the shares of Ranger Insurance (GAAP equity of approximately $136 million). These distributed securities will initially be held in trust for TIG’s benefit. If the US$300 million adverse development cover described above is placed externally to California’s satisfaction, then up to US$300 million of securities will be released from the trust. If at the end of 2003 TIG has US$500 million of statutory surplus, a risk-based capital of 200% and a net reserves to surplus ratio of less than 3:1, substantially

FAIRFAX FINANCIAL HOLDINGS LIMITED

all of the remainder of these assets will be released from the trust. We continue to expect to meet these tests at the end of 2003 and are also working on acquiring the cover at a reasonable cost.

So, to summarize, this transaction solved our problems with TIG, eliminated the outside interest in TRG and freed up substantial assets previously held under TIG, for a total economic cost (after the reserve and restructuring charges and the negative goodwill benefit) of US$33 million after tax (plus the purchase price of the 72 1/2% TRG interest). (The negative goodwill and the total economic cost changed a little from the amounts indicated in our December 16 press release as a result of changes in the fair market value of TRG’s portfolio investments.)

This was a project that would not have been completed if not for the leadership of Mike Coutu and Dennis Gibbs working with Steve Brett, Scott Donovan and many others at TRG, TIG and our small team at Fairfax. Amazing what a small team working together can do!

Some final reflections on our travails with TIG. In April 1999 we purchased the company, which had a book value of US$1,127 million, for US$847 million. TIG consisted of TIG Insurance in Dallas and its subsidiary TIG Re in Stamford, with TIG Re accounting for US$633 million of the total US$847 million purchase price. TIG Re, with its meaningful capital and its significant business platform in the U.S., London and Latin America, was key in OdysseyRe becoming the large worldwide reinsurer it is today. It is easy to see that OdysseyRe, without TIG Re, would not have been a significant player in the reinsurance world where capital is key. As TIG Re accounted for approximately 58% of OdysseyRe’s capital, it would not take much of an increase in OdysseyRe’s stock price to make our investment in TIG profitable.

Of course, our big mistake at TIG was not recognizing that its MGA model would not work, particularly with one broker controlling 40-50% of the business. We should have shut or sold the MGA business years back and built on the much smaller individual risk underwriting operations. The losses at TIG resulted in a weakening of our financial position. You can rest assured on one thing, unless there are exceptional circumstances, we will not “give our pen” away.

So overall, TIG Re definitely delivered the benefit that we saw in it when we made the TIG acquisition, but we cannot count TIG alongside our many very successful acquisitions, which include our Canadian companies, OdysseyRe and Crum & Forster.

How long will the hard insurance market last? No one knows the answer to that question. As we suggested last year, this up cycle may have some “shelf life” because of a variety of reasons, including historically low interest rates, loss of capital in European insurance/ reinsurance companies because of the significant decline in stock prices, bond losses from WorldCom, etc. and the industry having yet to rebuild capital due to reserve increases. The one additional factor we see is potential losses from North American insurance companies reaching for yield by buying or insuring bonds collateralized with auto loans, home equity loans and credit card debt which, we fear, may suffer default rates much higher than in the past if the economy deteriorates.

Below we update the table on intrinsic value and stock prices that we first presented three years ago. As you can see from the table, in 2002 we essentially made up for 2001 but the stock market could care less. Book value per share and investments per share are almost back to 2000 year-end levels. The intrinsic value of our Canadian insurance companies and of OdysseyRe and Crum & Forster increased significantly in 2002, more than offsetting the decrease in TIG.

	INTRINSIC VALUE		STOCK PRICE

		% Change in
	ROE	Book Value*	% Change in
	%	per Share	Stock Price
1986	25.4	+ 183	+ 292
1987	31.3	+ 41	- 3
1988	21.2	+ 22	+ 21
1989	20.3	+ 23	+ 25
1990	23.0	+ 39	- 41
1991	21.3	+ 24	+ 93
1992	7.7	+ 11	+ 18
1993	20.3	+ 48	+ 145
1994	12.1	+ 25	+ 9
1995	20.1	+ 22	+ 46
1996	21.4	+ 63	+ 196
1997	20.4	+ 44	+ 10
1998	20.1	+ 47	+ 69
1999	4.3	+ 26	- 55
2000	4.1	+ 5	- 7
2001	(11.9)	- 12	- 28
2002	12.8	+ 11	- 26
1985-2002	16.1%	+ 32%	+ 24%

*	First measure of intrinsic value, as discussed in our 1997 Annual Report

As we review the long term results in the table above and reflect on the fact that (a) our common shareholders’ equity is now $3.4 billion vs $10 million when we began, and (b) interest rates are at historical lows, we think it is time to reduce our target ROE to 15% – not in any one year but over the long term. We will view the 20% objective with much nostalgia because it has served us well over the past 17 years. We have made this change in our guiding principles, which we have again reproduced in Appendix B.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below shows the sources of our net earnings with Lindsey Morden equity accounted. This table, like various others below, sets out an analysis which we have consistently used and which we believe assists you to understand Fairfax, even though it may not follow GAAP: please see note (2) on page 51 in the MD&A. One of the objectives in our guiding principles is to provide complete disclosure annually to our shareholders, and we work hard to do this in a manner which best discloses the substance of our information, both good and bad.

	2002	2001

	($ millions)
Underwriting
Insurance
Canada	39.5	(119.5)
U.S.	(65.5)	(637.9)
Reinsurance	20.3	(214.7)

Underwriting income (loss)	(5.7)	(972.1)
Interest and dividends	460.0	491.7

Operating income (loss)	454.3	(480.4)
Realized gains	737.7	213.5
Runoff	(117.7)	(27.4)
TIG reserve strengthening and restructuring costs	(414.2)	–
Claims adjusting (Fairfax portion)	(10.5)	(3.9)
Interest expense	(125.0)	(155.2)
Other	(88.8)	(276.7)
Taxes	(234.6)	382.5
Negative goodwill on TRG purchase	298.5	–
Non-controlling interests	(84.0)	1.6

Net earnings (loss)	415.7	(346.0)

The table shows you the results from our insurance and reinsurance (underwriting and investments), runoff and non-insurance operations. Runoff operations include the U.S. runoff group (the merged TIG and IIC) and the European runoff group (Sphere Drake, RiverStone (UK) and ORC Re). Claims adjusting shows you our share of Lindsey Morden’s after-tax income. Also shown separately are realized gains so that you can better understand our earnings from our operating companies. Also, please note the unaudited financial statements of our combined insurance and reinsurance operations and of Fairfax with Lindsey Morden equity accounted, shown on pages 118 to 121.

Operating income (insurance underwriting and interest and dividends) swung dramatically from a loss of $480.4 million in 2001 to a profit of $454.3 million in 2002 as underwriting losses dropped dramatically from $972.1 million in 2001 to $5.7 million in 2002. Please note the “virtuous” part of the insurance cycle when underwriting income, investment income and realized gains are all additive. We have experienced this before. Interest and dividend income dropped 6% to $460.0 million in 2002, reflecting lower interest rates, large cash positions and our strategy of not reaching for yield. Realized gains increased dramatically to $737.7 million in 2002 or 4.5% of the portfolio – not far above the average since 1985 of 3.8%.

Runoff losses of $117.7 million were primarily due to TIG’s discontinued MGA-controlled program business which is included in the runoff group with retroactive effect from January 1, 2002. On page 64 of the MD&A, we have summarized the operating results of the runoff group. This analysis shows TRG generating operating income of $7.5 million, European runoff generating a small operating loss of $2.0 million and TIG’s MGA-controlled program business contributing operating losses of $123.2 million before reserve strengthening and restructuring costs. Our objective in the runoff group is to generate sufficient investment income from our portfolios to more than offset operating expenses and any additional claims costs.

Other includes Swiss Re premium, corporate overhead, other costs including restructuring charges and, in 2001, Kingsmead losses and goodwill and negative goodwill amortization. The items applicable in 2002 are discussed in the MD&A on pages 64 and 65.

Insurance and Reinsurance Operations

Our insurance and reinsurance management teams delivered in 2002 (with the exception of TIG, as already discussed). We had an outstanding year on an underwriting basis as our Canadian companies and OdysseyRe produced underwriting profits and Crum & Forster was not far behind. While Crum & Forster’s combined ratio for 2002 was 103.3%, in the third and fourth quarters its combined ratio was 102.6% and 101.4%. All of our continuing operations are targeting combined ratios below 100% in 2003, and we are relentlessly focused on earning an underwriting profit at all of our insurance and reinsurance companies.

	Underwriting
	profit (loss)	Combined ratio

	2002	2002	2001
	($ millions)	(%)	(%)
Commonwealth	23.5	84.1	162.6
Federated	4.2	94.0	102.8
Lombard	8.6	98.6	115.3
Markel	3.5	96.3	99.4

Total Canadian insurance	39.5	95.8	116.4

Crum & Forster	(36.9)	103.3	131.1
TIG	(35.4)	106.0	131.2
Falcon	0.2	99.8	125.2
Old Lyme	3.2	92.9	N/A

Total U.S. insurance	(65.5)	103.6	125.3

Reinsurance – OdysseyRe	20.3	99.1	115.4

Total	(5.7)	100.1	120.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

On pages 56 to 60 of the MD&A, we have provided more disclosure on each company’s operations so that you can see how each of them individually has done. I will not repeat that disclosure other than to make the following points:

(a)	Canadian Insurance Operations

What an outstanding performance by our Canadian management teams! Ron Schwab, President of Commonwealth, increased net premiums written by 95% to a record $344 million with a combined ratio of 84%. John Paisley, President of Federated, increased net premiums written by 15% to a record $88 million at a combined ratio of 94%. Byron Messier, President of Lombard, increased net written premiums by 26% to a record $691 million at a combined ratio of 98.6%. And Mark Ram, President of Markel, increased net premiums written by 69% to a record $127 million at a combined ratio of 96%. Without exception, combined ratios below 100% and record net premiums written. We believe the industry is running at about 106%. The momentum is with us as we continue to expand in 2003 at an underwriting profit. Our Canadian Presidents know that we can never again repeat the results of the 1999-2001 period. The outlook for higher pricing in Canada continues to be very attractive.

(b)	U.S. Insurance Operations

When Bruce Esselborn joined Crum & Forster in late 1999, he said he needed three years to fix the company. At the end of 2002, with a combined ratio of 103.3%, Bruce feels they have done it. It has taken a tremendous amount of hard work and determination. Crum & Forster today, in many ways, is a very different company than what Bruce inherited. The statistics below show the change.

	No. of Policies	Premium/Policy
		(US$)
1999	32,790	19,792
2000	20,283	26,653
2001	10,102	59,310
2002	6,226	108,477

The number of policies has decreased by 80% as premium per policy has gone up five times. This outstanding performance was generated by Bruce, Nick Antonopoulos and Mary Jane Robertson and their management teams, as well as by Doug Libby and his team at Seneca, with a 17.1% increase in net premiums written at a combined ratio of 95%, continuing that company’s exceptional results.

Steve Brett’s Napa operations had a very good year with net premiums written up by 180% at a combined ratio of 104%. Steve deserves our gratitude for recommending the TIG restructuring and not letting egos get in the way. The TIG continuing lines had a combined ratio of 106% in 2002 but, like all our operations, will have an underwriting profit focus going forward.

Kenneth Kwok, President of Falcon, had an excellent year in 2002 with a combined ratio of 99.8% on a very large increase in net premiums written (helped by the Winterthur (Asia) acquisition discussed in our 2001 Annual Report).

(c)	Reinsurance Operations

OdysseyRe was exceptionally well positioned for 2002 as it had cut back its business in the soft markets of the late 90s and had already taken its large reserve charges. Andy Barnard and his management team had an outstanding year with a combined ratio of 99.1% and net premiums written up 68%. OdysseyRe had gross premiums written of US$1.8 billion and net written premiums of US$1.6 billion all across the world. Combined with exceptional investment results, OdysseyRe earned 21% on shareholders’ equity in 2002. All of OdysseyRe’s major divisions had exceptional performance, as Mike Wacek led the Americas to a combined ratio of 99.2% and a 58.3% increase in net written premiums, Lucien Pietropoli led Euro-Asia to a combined ratio of 99.8% with an 83.4% increase in net premiums written, and Brian Young led the London market operations to a combined ratio of 97.5% with an 87.9% increase in net premiums written. For more details on OdysseyRe, please review its annual report which is on its website (www.odysseyre.com). Congratulations and much gratitude to Andy Barnard and his team at OdysseyRe.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Last year, for the first time, we provided a table that shows you the float that Fairfax’s insurance and reinsurance operations generate and the cost of that float. We have updated that table for 2002.

				Average long
			Benefit	term Canada
Year	Underwriting		(Cost)	treasury bond
	profit (loss)	Average float*	of float	yield
	($ millions)	($ millions)
1986	3.5	29.8	11.6%	9.6%
1987	1.0	54.8	1.8%	10.0%
1988	0.4	72.1	0.5%	10.2%
1989	(13.3)	80.8	(16.5%)	9.9%
1990	(12.5)	137.1	(9.1%)	10.8%
1991	5.3	180.7	2.9%	9.7%
1992	(16.9)	183.6	(9.2%)	8.8%
1993	2.1	320.4	0.6%	7.8%
1994	(16.9)	683.6	(2.5%)	8.7%
1995	(40.9)	913.2	(4.5%)	8.3%
1996	(50.6)	1,423.1	(3.6%)	7.6%
1997	(56.2)	2,683.5	(2.1%)	6.5%
1998	(311.4)	5,303.3	(5.9%)	5.5%
1999	(617.1)	8,545.7	(7.2%)	5.7%
2000	(698.8)	7,905.5	(8.8%)	5.9%
2001	(972.1)	6,898.8	(14.1%)	5.8%
2002	(5.7)	6,920.9	(0.1%)	5.7%
Weighted average			(6.6%)	6.0%
Fairfax weighted average financing differential: 0.6%

* Excludes runoff operations

The explanatory comments from last year apply again. 2002 is what makes the P&C industry an exciting one, as we basically maintained our float at essentially no cost, despite putting TIG into runoff. We believe we can have many more years like 2002.

The table below shows you the breakdown of our year-end float for the past five years.

				Total
				Insurance
	Canadian	U.S.		and
	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total

	($ millions)
1998	784.3	4,171.3	3,195.8	8,151.4	–	8,151.4
1999	767.3	4,834.6	3,338.2	8,940.1	2,159.1	11,099.2
2000	814.0	3,417.2	2,639.7	6,870.9	1,443.9	8,314.8
2001	1,124.9	3,173.2	2,628.5	6,926.6	2,378.4	9,305.0
2002	1,637.6	2,546.4	2,731.1	6,915.1	2,140.6	9,055.7

The Canadian insurance float increased by 46% in 2002 (at no cost), the U.S. insurance float decreased by 20% (at a cost of 2.6%) due to the removal of TIG’s discontinued business and the reinsurance float increased by 4% (at no cost). The runoff float decreased due to the payment of claims in the ordinary course. Taking these components together, total float decreased by 3% to $9.1 billion at the end of 2002.

Reserving

The ravages of the soft markets of the late 1990s continued in the P&C industry as company after company took reserve charges in 2002. We took our reserve charges early and did not expand our business in the late 1990s, so that except for the reserve strengthening on the TIG restructuring and some reserve development at OdysseyRe, our reserves held up well in 2002. As explained last year and again this year on page 69, we have had external actuaries (two sets of external actuaries in some cases) reviewing our reserves since we began in 1985, and PricewaterhouseCoopers LLP certifies our reserves (the report is on page 29). For additional commentary on our reserves, please review the Provision for Claims section which begins on page 69.

Claims Adjusting

As the table below shows, Lindsey Morden’s free cash flow (cash flow from operations less net capital expenditures, the unusual expenses mentioned below and the working capital cost of new branches) remained good (although down somewhat) in 2002 and its operating earnings improved significantly over 2001, but it suffered a loss before goodwill and taxes, principally because of $20.0 million of unusual expenses, consisting of restructuring costs for the U.S. operations ($5.8 million) and legal settlement costs ($14.2 million).

	2002	2001

	($ millions)
Free cash flow	17.4	20.6
Operating earnings	18.0	12.7
Loss before goodwill and taxes	(13.7)	(0.8)

Four of the five operating units (Canada, U.K., Europe and International) continued to show strong operating results, with the U.K. leading the way with a 44.4% increase over the prior year (some of this increase is attributable to the weakening of the Canadian dollar against the British pound). The U.S. unit lost money in 2002 due to declining revenues in the third party claims administration business and costs associated with being required to service a major insurance carrier which was operating under regulatory rehabilitation. Karen Murphy and her team have worked diligently in meeting the challenges at Lindsey Morden. For a more detailed discussion of Lindsey Morden’s results, please review its annual report including its MD&A, which is on its website (www.lindseymordengroupinc.com).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial Position

As mentioned in previous annual reports, we feel our unaudited balance sheet with Lindsey Morden equity accounted is the best way to understand our financial position. Below we show you our year-end financial position compared to the end of 2001.

	December 31,	December 31,
	2002	2001

	($ millions)
Cash and marketable securities	517.7	833.4
Long term debt (including OdysseyRe debt)	2,221.2	2,205.8
TRG purchase consideration payable	324.7	–
RHINOS due February 2003	214.9	217.1
Net debt	2,243.1	1,589.5
Common shareholders’ equity	3,351.5	3,042.7
Preferred securities	326.0	343.7
OdysseyRe non-controlling interest	424.2	361.8
Total equity	4,101.7	3,748.2
Net debt/equity	55%	42%
Net debt/total capital	35%	30%

Given the due date of the RHINOS and our decision in 2003 to repay them (which we have now done), we have reclassified them as debt in both 2002 and 2001. The drop in cash and securities, together with the increase in TRG purchase debt, has resulted in an increase in our net debt/equity above 50% – a self-imposed limit. Our bank covenants are based on net debt/equity of 100% – so we have significant room in these ratios. In the MD&A on page 113, we explain the exact definition of the net debt/equity covenant in our banking agreements and the flexibility that we have. Having said all of this, it is a top priority to reduce our net debt/equity ratio significantly in 2003/2004 – profits, of course, will help!

In the MD&A, we discuss our cash requirements during 2003 in detail (beginning on page 111) and also provide a line-by-line description of all major assets and liabilities on our balance sheet (beginning on page 66). We feel confident that the resources available to us, including our cash and marketable securities, unused bank lines, dividend capacity and contractual cash receipts (such as management fees) are more than sufficient to pay our interest and overhead expenses in 2003 and to repay all obligations due in 2003, even if none of those obligations are rolled over or refinanced at maturity. Our experience in the past three years has underlined the importance of a strong balance sheet with significant cash always maintained in the holding company. In this, the virtuous part of the insurance cycle, we expect to rebuild our balance sheet (after the battering it has taken in the last few years) so that at year-end we have at least $500 million in cash in the holding company.

Our financial position is definitely not as strong as it has been, but it continues to benefit from the following factors:

1.	We have no bank debt. Our long term debt consists of seven public debentures with terms to maturity (after the one due in December) of 4 to 35 years and low interest rates (6.875% to 8.30%), two small debentures issued to vendors, OdysseyRe’s debt and certain debt assumed with the acquisition of TIG. All of the public debentures were issued under a single trust indenture containing no restrictive covenants, thus providing us with great flexibility. Late in 2002, we cancelled the swap from fixed interest rates into floating interest rates and are amortizing the gain of $94 million over the remaining life of the debentures.

2.	We have $740 million of unsecured, committed bank lines (of which $386 million has been used for letters of credit to support internal reinsurance) with excellent covenants. These bank lines reduce annually over the period to September 2006. We intend to discuss the renegotiation of these lines with our banks after releasing our annual report. Please see the details beginning on page 111 in the MD&A.

3.	Our net long term debt is approximately 5 times our net earnings in 2002 – higher than our objective of less than three times our normalized earnings base. Our earnings base continues to be well diversified among many insurance and reinsurance companies and geographically from Canadian, U.S. and international sources of income.

4.	Available cash flow at the Fairfax (holding company) level from dividends, management fees and interest income should cover our administrative and interest expenses and preferred dividends by one to two times. This is based on normal dividend payouts from our insurance companies, which are less than our maximum dividend-paying capacity. In 2002, we took substantially less than our normal dividend payouts. In 2003, our maximum dividend capacity is $670 million compared with $232 million in 2002. Note Fairfax’s combined holding company earnings statement on page 123.

5.	With more than $500 million in cash and marketable securities in the holding company at year-end, we could pay our administrative and interest expenses and preferred dividends at Fairfax, after the receipt of contractual management fees, with no dividends from any of our insurance or reinsurance companies, for three to four years – our management holding company survival ratio!

6.	As discussed on page 110 in the MD&A, with the exception of TIG all our companies are well capitalized with solvency margins in excess of mandated regulatory levels.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments

Equity markets declined significantly in 2002 and in the three years ending in 2002, as shown in the table below, while long U.S. treasury yields also dropped significantly from 5.47% at year-end 2001 to 4.77% by year-end 2002.

		Cumulative %
		Change from
	2002	December 31, 1999
	% Change	to December 31, 2002
S&P 500	-23.3	-40.1
NASDAQ	-31.5	-67.2
S&P/TSX	-14.0	-21.4
FTSE (London)	-24.5	-43.1
CAC (France)	-33.8	-48.6
DAX (Germany)	-43.9	-58.4
Fairfax (Equities)	+25.0	+100.5

As shown, the cumulative drop since December 31, 1999 has been significant. Not to crow, but we did say in our 1999 Annual Report: “We do not believe in “New Eras” and feel that most participants in today’s equity markets in the U.S. will suffer significant permanent loss. It is very likely that the high price for the S&P 500 and Dow Jones reached in this cycle (which may have already taken place) will not be seen again in the next ten years – not unlike the Nikkei Dow that peaked in 1989 at 39,000 and is still trading around 20,000 currently, ten years later.”

Another danger that is looming over the horizon is the exponential increase in the use of derivatives. The total value of all unregulated derivatives is estimated to be US$128 trillion (not a typo) – roughly four times the underlying assets of the global economy. We have avoided companies that are highly exposed to derivatives. It is another catastrophe waiting to happen!

Our equity return (realized gains and losses and the change in unrealized gains and losses, excluding dividends) was 25% in 2002 and a cumulative 101% for the three-year period ended December 31, 2002. We hope we can achieve these absolute returns in more hospitable markets!

Our unrealized gains (losses) as of year-end are as follows:

	2002	2001

	($ millions)
Bonds	187.9	(321.1)
Preferred stocks	(3.3)	(0.4)
Common stocks	51.8	39.9
Strategic investments*	(34.3)	54.1
Real estate	5.8	4.4

	207.9	(223.1)

*Hub, Zenith National and Advent

Given the battering the markets took in 2002, we were pleased to end the year with unrealized gains of $208 million after realizing gains of $738 million (including $32 million on the repurchase of some of our notes and the trust preferred securities of a subsidiary) and earning a total return on our average investments of 11% for the year. Please see the table on page 108 in the MD&A, which shows that in the past three years, 2000 to 2002, the total return (interest and dividend income, net realized gains and net change in unrealized gains) was approximately 12%, 7% and 11% respectively. Our substantial amount of cash and short term investments and the high quality of bonds in the portfolios allow us to take advantages of attractive investment opportunities.

Our $738 million in realized gains in 2002 was the highest in our history but not much higher as a percent of investments than the 3.8% that we have realized on average over the past 17 years. While many market participants don’t give us much credit for these realized gains because they are unpredictable, these gains increase capital in our insurance companies and increase book value per share. Over the past 17 years, net realized gains have increased shareholders’ capital by $2.3 billion before income taxes – we will always opt for a high but “irregular” return over a lower but “consistent” return. Please also note that our insurance companies in the United States, where we realized most of our gains, currently pay no income tax. The team at Hamblin Watsa had another outstanding year!

In our 2001 Annual Report, we said the possibilities for realized gains continued to be:

1.	$5.5 billion invested in “put” bonds. In 2002, we realized gains of $231 million by selling about half of our “put” bonds – quite often to the short date as short and intermediate rates (3-10 years) declined significantly. To reduce credit risk during these uncertain times, we reinvested the proceeds primarily in U.S. Treasury securities. In a number of cases, following the sale of the bonds, we elected to acquire the imbedded call option related to the long maturity date of these securities. In effect, this option gives us the ability to “call back” the underlying long bonds at par just prior to the original put dates. In total, we have acquired call options on approximately US$500 million par value of long term bonds at an average price of $2.15 per $100 of par value (a total cost of about US$11 million). The average life of the options is 2.75 years and the average term of the bonds to their final long maturity date is 26.1 years. In acquiring the options, we retained no credit exposure to the underlying corporate issuers.

2.	S&P 500 puts. In 2002, we realized $108 million in net gains from our S&P 500 puts and $45 million from puts on a basket of technology stocks and from other short positions. The S&P 500 puts are now closed out. Since inception, we have realized approximately $125 million in net gains from our various short positions, mainly from puts on the basket of technology stocks.

3.	Common stock investments. In 2002, we realized gross gains from common stocks of $257 million. After gross realized losses of $9 million, we realized net gains from common stocks of $248 million. Besides the net gains from our short positions described above, our common stock gains included $33 million in White Mountains Insurance Group (a 52% gain), $27 million in Bharat Petroleum (a 128% gain), $21

FAIRFAX FINANCIAL HOLDINGS LIMITED

million in Hindustan Petroleum (a 53% gain), $9 million in Aon (a 44% gain) and $9 million in Leon’s Furniture (an 81% gain). We have almost $1.1 billion invested in common stock, on which we expect to make significant gains over the long term.

Our bond/common stock mix has not changed much in the last few years. We have only approximately 7% of our investment portfolio in common shares (excluding Hub, Zenith and Advent), 17% in cash and short term securities and the rest in high quality bonds (currently approximately 67% of our bonds are U.S., Canadian and European government bonds and an additional 27% are investment grade corporate bonds). In our November 18, 2002 letter to you (included as Appendix A), we suggested to you that we have protected our investment portfolio in the last few years from a 1 in 50 year or 1 in 100 year stock market decline, not unlike the catastrophe protection we buy for our insurance operations. With stock markets in North America and Europe down about 50% from their highs, a major stock market decline has already taken place. However, as we said in the letter, we still see major risks in the broad indices and in the U.S. economy. The S&P 500 still sells at 28x earnings and 3.6x book value while the U.S. economy continues to be anemic in spite of record low short interest rates. Mr. Greenspan may have run out of ammunition!

Our conclusion from that letter remains the same. “We think the risks that we have discussed in our annual reports (a run on mutual funds, bonds collateralized with consumer debt) and the more recent ones, including rising unfunded pension liabilities, continue to be very significant. Having said that, as long term value-oriented investors, these financial markets (where fundamental analysis is again very important) are markets in which we have historically excelled – and we have more than $1,100 per share of investments to work with!”

By country, our common stock investments at December 31, 2002 were as follows, not too different from December 31, 2001:

	Carrying Value	Market Value

	($ millions)
Canada	217.2	223.4
Japan	161.9	183.4
U.S.	222.7	247.9
Other	471.8	470.7

	1,073.6	1,125.4

Miscellaneous

Please review page 122 which is an unaudited unconsolidated balance sheet showing you where your money is invested. Based on that statement, on which our subsidiaries are carried on the equity basis (as described on page 117), the carrying value of our subsidiaries as at December 31, 2002 is $667 million for our Canadian insurance companies, $1.477 billion for Crum & Forster, $1.209 billion for OdysseyRe (equivalent to US$15.94 per share for our 48 million shares of OdysseyRe), and $1.389 billion for our runoff companies, including IIC/TIG. We think that these carrying values conservatively value our insurance, reinsurance and runoff companies.

We paid a modest $1.50 per share dividend for the reasons discussed in the 2000 annual report.

We listed on the NYSE on December 18, 2002 as we suggested we might. We were warmly welcomed and on January 14, 2003, the NYSE reported that there were almost 2 million shares shorted! Soon after, there was a spate of negative articles and reports on Fairfax, including a report containing seriously misleading commentary on Fairfax’s reserves.

We have always tried to give very full disclosure in our annual reports, and we expand that disclosure if we discover that there are areas where enhanced disclosure would be useful (this year, for instance, our MD&A includes significantly expanded disclosure on our ORC Re subsidiary and our asbestos and pollution reserves). Because we are always concerned for our long term investors, we have decided to have conference calls after our earnings releases. There will continue to be no earnings guidance – quarterly or annually – but we will be open to answering any questions that shareholders or others may have. Although we are very much against quarterly conference calls because of their short term focus and promotional nature, we were guided by the greater concern that our investors not suffer from misleading information. We also plan to continue to have an annual investor meeting in New York, likely in the fall.

As in past annual reports, we have listed for you the risks in our business as simply as we could (this year beginning on page 114). They are many and very real. Your management team is constantly focusing on these risks and trying to minimize them. Similar to last year, I want to highlight the ones on reinsurance recoverables, the future income tax asset and ratings as well as claims reserves, including asbestos and pollution reserves. We have extensive disclosure and discussion on all of these risks in the MD&A, which we encourage you to review. Although there can be no guarantees that these risks will not hurt us – that’s why they’re risks – you can be certain that we face them analytically and honestly and that we have some of the best people in the industry, including particularly the extensive TRG team under the leadership of Dennis Gibbs, working with us every day to minimize them.

The strengths that we have at Fairfax are formidable and have not changed from the ones I listed for you in the 2001 annual report. Your management team has truly been tested in the last few years and has every intention to do well by you (as we did in spades in 2002), irrespective of circumstances. As discussed earlier in this letter, our businesses – our insurance, reinsurance and investment operations – are performing magnificently. While we may have answered many of your questions in the last two conference calls, we will very much look forward to seeing you at the annual meeting in Toronto at 9:30 a.m. on April 14, 2003 in Room 105 of the Metro Toronto Convention Centre.

Winslow Bennett, one of the founding shareholders of Sixty Two (Fairfax’s controlling shareholder) and, with the exception of Robbert Hartog, our longest serving director, will be retiring this year. Winslow has supported us with much enthusiasm over the past 18 years and his wise counsel will be very much missed by all of us. We wish Winslow and Betsy the very best in all they do. Fortunately for us, Winslow will be replaced by another Bennett — his son Frank. Frank is an entrepreneur and as President of Artesian Management, a private equity investment firm which he founded in 1988, has contributed to the success of many companies. We welcome him warmly to our Board.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Due to possible conflicts arising from his position as Chairman and CEO of Arch Reinsurance, Paul Ingrey retired from our Board during the year, but we hope to welcome him back when he retires again.

I want to again highlight our website for you (www.fairfax.ca) and remind you that all our 18 annual reports are readily available there, as well as links to the informative websites of our various individual companies. Our press releases are immediately posted to our website. Our quarterly reports for 2003 will be posted to our website on the following days after the market close: first quarter – May 2, second quarter – August 1 and third quarter – October 31. Our 2003 annual report will be posted on March 5, 2004.

I would like to thank the Board and the management and employees of all our companies for the outstanding results achieved in 2002. We look forward to even better ones in 2003.

March 3, 2003

V. Prem Watsa
Chairman and
Chief Executive Officer

(This page intentionally left blank)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements

Consolidated Balance Sheets

as at December 31, 2002 and 2001

	2002	2001

	(Cdn$ millions)
Assets
Cash and short term investments	481.2	751.5
Marketable securities	36.5	81.9
Accounts receivable and other	3,589.1	3,405.2
Recoverable from reinsurers (including recoverables on paid losses – $984.5; 2001 – $1,042.5)	11,992.9	12,802.1

	16,099.7	17,040.7

Portfolio investments
Subsidiary cash and short term investments (market value – $2,694.3; 2001 – $2,254.3)	2,694.3	2,254.3
Bonds (market value – $11,869.8; 2001 – $11,424.2)	11,681.9	11,745.3
Preferred stocks (market value – $249.7; 2001 – $126.4)	253.0	126.8
Common stocks (market value – $1,125.4; 2001 – $918.8)	1,073.6	878.9
Investments in Hub, Zenith National and Advent (market value – $525.4; 2001 – $556.3)	559.7	502.2
Real estate (market value – $38.2; 2001 – $82.7)	32.4	78.3

Total (market value – $16,502.8; 2001 – $15,362.7)	16,294.9	15,585.8

Deferred premium acquisition costs	593.4	518.0
Future income taxes	1,544.0	1,718.8
Premises and equipment	176.5	198.1
Goodwill	292.8	274.5
Other assets	109.2	102.8

	35,110.5	35,438.7

See accompanying notes.

Signed on behalf of the Board

Director	Director

	2002	2001

	(Cdn$ millions)
Liabilities
Lindsey Morden bank indebtedness	41.9	43.2
Accounts payable and accrued liabilities	2,019.4	1,841.7
Funds withheld payable to reinsurers	1,516.1	1,793.1

	3,577.4	3,678.0

Provision for claims	21,165.1	22,085.8
Unearned premiums	3,300.4	2,645.9
Long term debt	2,342.4	2,330.8
Purchase consideration payable	324.7	–
Trust preferred securities of subsidiaries	340.9	360.8

	27,473.5	27,423.3

Non-controlling interests	508.1	1,043.3

Excess of net assets acquired over purchase price paid	–	51.4

Contingencies and commitments
Shareholders’ Equity
Common stock	2,235.2	2,261.4
Preferred stock	200.0	200.0
Retained earnings	1,244.4	796.2
Currency translation account	(128.1)	(14.9)

	3,551.5	3,242.7

	35,110.5	35,438.7

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings

for the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

	(Cdn$ millions – except
	per share amounts)
Revenue
Gross premiums written	8,128.6	6,838.0	6,054.3

Net premiums written	6,338.5	5,045.1	4,566.5

Net premiums earned	6,110.1	4,806.7	4,610.7
Interest and dividends	657.7	680.8	818.1
Realized gains on investments	737.7	162.3	382.8
Realized gain on OdysseyRe IPO	–	51.2	–
Claims fees	456.8	424.7	376.9

	7,962.3	6,125.7	6,188.5

Expenses
Losses on claims	4,711.9	4,062.8	3,771.4
Operating expenses	1,457.4	1,358.2	1,263.5
Commissions, net	1,109.6	1,041.4	885.2
Interest expense	136.7	168.6	179.6
Other costs and restructuring charges	110.0	49.1	30.2
Swiss Re premiums	4.2	143.6	167.2
Kingsmead losses	–	116.7	33.0
Negative goodwill	–	(78.6)	(108.7)

	7,529.8	6,861.8	6,221.4

Earnings (loss) from operations before income taxes	432.5	(736.1)	(32.9)
Provision for (recovery of) income taxes	235.7	(386.6)	(186.3)

Earnings (loss) from operations before extraordinary item	196.8	(349.5)	153.4
Negative goodwill	298.5	–	–

Net earnings (loss) before non-controlling interests	495.3	(349.5)	153.4
Non-controlling interests	(79.6)	3.5	(16.0)

Net earnings (loss)	415.7	(346.0)	137.4

Net earnings (loss) per share before extraordinary item and after non-controlling interests	$7.89	$(28.04)	$9.41
Net earnings (loss) per share	$28.78	$(28.04)	$9.41
See accompanying notes.

Consolidated Statements of Retained Earnings

for the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

	(Cdn$ millions)
Retained earnings – beginning of year	796.2	1,167.4	1,049.7
Change in accounting for negative goodwill	51.4	–	–

Retained earnings as restated – beginning of year	847.6	1,167.4	1,049.7
Net earnings (loss) for the year	415.7	(346.0)	137.4
Excess over stated value of shares purchased for cancellation	–	–	(6.3)
Common share dividends	(14.3)	–	–
Preferred share dividends	(13.0)	(13.0)	(13.4)
(Dividend tax) recovery	8.4	(12.2)	–

Retained earnings – end of year	1,244.4	796.2	1,167.4

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Cash Flows

for the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

	(Cdn$ millions)
Operating activities
Earnings (loss) before non-controlling interests	495.3	(349.5)	153.4
Amortization	67.4	70.4	42.2
Future income taxes	180.4	(384.8)	(197.4)
Negative goodwill	(298.5)	(78.6)	(108.7)
Gains on investments	(737.7)	(213.5)	(382.8)

	(293.1)	(956.0)	(493.3)
Increase (decrease) in:
Provision for claims	(773.9)	661.3	(720.4)
Unearned premiums	653.1	351.1	(122.5)
Accounts receivable and other	(213.0)	(330.5)	(268.9)
Recoverable from reinsurers	708.0	(1,026.6)	(983.3)
Funds withheld payable to reinsurers	(258.6)	368.8	(31.1)
Accounts payable and accrued liabilities	192.5	298.6	(155.6)
Other	187.4	(278.1)	98.9

Cash provided by (used in) operating activities	202.4	(911.4)	(2,676.2)

Investing activities
Investments – purchases	(8,413.6)	(1,802.3)	(4,420.7)
– sales	8,639.7	2,511.2	7,414.9
Sale of marketable securities	45.2	13.3	4.2
Purchase of capital assets	(37.6)	(66.2)	(34.7)
Investments in Hub, Zenith National and Advent	(45.7)	(92.6)	(17.7)
Purchase of subsidiaries, net of cash acquired	(82.2)	40.3	(83.3)
Non-controlling interests	(10.9)	–	–
Proceeds on OdysseyRe IPO	–	436.9	–

Cash provided by investing activities	94.9	1,040.6	2,862.7

Financing activities
Subordinate voting shares	(26.2)	248.5	(59.7)
Trust preferred securities of subsidiary	(6.4)	(54.1)	–
Issue of OdysseyRe convertible debt	167.3	–	–
Long term debt – advances	–	231.9	–
Long term debt – repayment	(135.9)	(11.6)	(166.3)
Bank indebtedness	(1.3)	0.9	(1.3)
Common share dividends	(14.3)	–	–
Preferred share dividends	(13.0)	(13.0)	(13.4)

Cash provided by (used in) financing activities	(29.8)	402.6	(240.7)

Foreign currency translation	(97.8)	68.3	–

Increase (decrease) in cash resources	169.7	600.1	(54.2)
Cash resources – beginning of year	3,005.8	2,405.7	2,459.9

Cash resources – end of year	3,175.5	3,005.8	2,405.7

See accompanying notes.

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments. Short term investments are readily convertible into cash and have maturities of three months or less.

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of Fairfax Financial Holdings Limited as at December 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada

February 10, 2003

Comment by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in note 2 to the financial statements relating to goodwill. Our report to the shareholders dated February 10, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Canada

February 10, 2003

Valuation Actuary’s Report

I have reviewed management’s valuation, including management’s selection of appropriate assumptions and methods, of the policy liabilities of the subsidiary insurance and reinsurance companies of Fairfax Financial Holdings Limited in its consolidated balance sheet as at December 31, 2002 and their change as reflected in its consolidated statement of earnings for the year then ended, in accordance with Canadian accepted actuarial practice.

In my opinion, management’s valuation is appropriate, except as noted in the following paragraph, and the consolidated financial statements fairly present its results.

Under Canadian accepted actuarial practice, the valuation of policy liabilities reflects the time value of money. Management has chosen not to reflect the time value of money in its valuation of the policy liabilities.

Richard Gauthier, FCIA, FCAS
PricewaterhouseCoopers LLP
Toronto, Canada

February 10, 2003

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes to Consolidated Financial Statements

for the years ended December 31, 2002, 2001 and 2000
(in Cdn$ millions except per share amounts and as otherwise indicated)

1.      Business Operations

The company is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance conducted on a direct and reinsurance basis, investment management and insurance claims management.

2.      Summary of Significant Accounting Policies

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the periods covered by the financial statements. The principal financial statement components subject to measurement uncertainty include the provision for claims (note 4), other-than-temporary declines in the value of investments (note 3), the allowance for unrecoverable reinsurance (note 8), the carrying value of future tax assets (note 9) and the valuation of goodwill (note 2). Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the company and all of its subsidiaries:

Canadian Insurance

Commonwealth Insurance Company
Federated Insurance Holdings of Canada Ltd.
Lombard General Insurance Company
  of Canada
Markel Insurance Company of Canada
CRC (Bermuda) Reinsurance Limited

U.S. Insurance

Crum & Forster Holdings, Inc. (C&F)
Falcon Insurance Company Limited
Old Lyme Insurance Company of
  Rhode Island, Inc.
Ranger Insurance Company	Reinsurance group

Odyssey Re Holdings Corp. (OdysseyRe)

Runoff

ORC Re Limited
RiverStone Insurance (UK) Limited
Sphere Drake Insurance Limited
  (Sphere Drake)
TIG Specialty Insurance Company (TIG)
Wentworth Insurance Company Ltd.

Other Hamblin Watsa Investment Counsel Ltd. (investment management) Lindsey Morden Group Inc. (Lindsey Morden) (insurance claims management) RiverStone Management Limited (runoff claims management)

All subsidiaries are wholly-owned except for OdysseyRe Holdings with a voting and equity interest of 73.8% (2001 – 73.7%), and Lindsey Morden with a 75.0% equity and 89.5% voting interest (2001 – 66.5% and 85.9%). The company has investments in Hub International

Limited with a 28.7% (2001 – 36.8%) equity interest and Advent Capital (Holdings) PLC with a 46.8% interest, which are accounted for on the equity basis. The company also has an investment in Zenith National Insurance Corp. (“Zenith”) with a 42.0% (2001 – 42.0%) equity interest which is accounted for on the cost basis, as the company does not currently have the ability to exercise significant influence over Zenith. In 1999, at the time of the company’s initial investment in Zenith, it entered into a Standstill Agreement with Zenith whereby the company would have no Board representation and is precluded from, directly or indirectly, acting, alone or with others, to seek to acquire or affect control or influence the management, Board of Directors or policies of Zenith. This agreement will remain in effect until the earlier of October 25, 2004 and the date on which the current President and Chairman of Zenith no longer holds those positions. Further, Fairfax entered into a Proxy Agreement dated March 28, 2002, giving an independent trustee the proxy to vote the company’s shares of Zenith in the same proportion as the votes cast by all other voting shareholders of Zenith (except in the event of a hostile proxy contest, when the trustee will vote as recommended by the management of Zenith).

Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition. Divestitures are included up to the date of disposal.

Premiums

Insurance and reinsurance premiums are taken into income evenly throughout the terms of the related policies.

Deferred premium acquisition costs

Certain costs, consisting of brokers’ commissions and premium taxes, of acquiring insurance premiums are deferred, to the extent that they are considered recoverable, and charged to income as the premiums are earned. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income.

Investments

Bonds are carried at amortized cost providing for the amortization of the discount or premium on a yield to maturity basis. Preferred and common stocks are carried at cost. Real estate is carried at cost. When there has been a loss in value of an investment that is other than temporary, the investment is written down to its estimated net realizable value. Such writedowns are reflected in realized gains (losses) on investments. At December 31, 2002, the aggregate provision for losses on investments was $31.2 (2001 – $37.4).

The company purchases foreign currency forward contracts to hedge its foreign equity portfolio. At December 31, 2002, the company held Yen 10.2 billion (2001 – Yen 11.6 billion) of such contracts, maturing in 2003. Once the securities are sold, the contracts are closed out and any gain or loss is then included in realized gains (losses) on investments. Gains or losses on contracts in excess of hedging requirements are recorded in earnings as they arise. Subsequent to year-end, 2.5 billion in Yen contracts were closed out at a gain of $1.2.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for claims

Claim provisions are established by the case method as claims are reported. For reinsurance, the provision for claims is based on reports and individual case estimates received from ceding companies. The estimates are regularly reviewed and updated as additional information on the estimated claims becomes known and any resulting adjustments are included in earnings. A provision is also made for management’s calculation of factors affecting the future development of claims including claims incurred but not reported (IBNR) based on the volume of business currently in force and the historical experience on claims.

Translation of foreign currencies

Assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Revenues and expenses are translated at the exchange rates in effect at the date incurred. Realized gains and losses on foreign exchange transactions are recognized in the statements of earnings.

The operations of the company’s subsidiaries (principally in the United States and the United Kingdom) are self-sustaining. As a result, the assets and liabilities of these subsidiaries are translated at the year-end rates of exchange. Revenue and expenses are translated at the average rate of exchange for the year. The company enters into foreign currency contracts from time to time to hedge the foreign currency exposure related to its net investments in self-sustaining foreign operations. Such contracts are translated at the year-end rates of exchange.

At December 31, 2002, the company had foreign currency contracts hedging its self-sustaining subsidiaries, maturing as follows:

Notional Value
(US$)
2003	1,325
2004	130
2006	200
2007	330
2008	75

2,060

Certain of the contracts due in 2008 have an early termination option which reduces the term from ten years to five years. If exercised, an additional US$75 in notional value would mature in 2003. Subsequent to year-end US$650 of the contracts maturing in 2003 have been closed out by the company at a cost of $3.4.

Goodwill

Prior to January 1, 2002, the excess of purchase cost over the fair value of the net assets of acquired businesses was amortized on the straight line basis over their estimated useful lives which ranged from ten years for Hamblin Watsa Investment Counsel Ltd. and insurance company acquisitions to forty years for Lindsey Morden Group Inc.

In addition, the excess of the fair value of net assets acquired over the purchase price paid (negative goodwill) for acquired businesses was amortized to earnings over periods of three to six years. Prior to the fourth quarter of 2000, all negative goodwill was amortized to earnings on a straight line basis over ten years. In 2000, the company carried out a comprehensive review of the remaining useful life of the negative goodwill for each acquisition which resulted in a change in the various amortization periods. This change in estimate was applied on a prospective basis effective at the beginning of the fourth quarter of 2000, resulting in an increase in negative goodwill amortization of $79.2 for the year ended December 31, 2000.

Effective January 1, 2002, in accordance with changes to Canadian generally accepted accounting principles (GAAP), goodwill is no longer being amortized to earnings over its estimated useful life. The carrying value of goodwill will be charged to earnings if and to the extent that it is determined that an impairment in value exists. The company assesses the carrying value of goodwill based on the underlying discounted cash flows and operating results of its subsidiaries. Management has compared the carrying value of goodwill balances as at December 31, 2002 and the estimated fair values of the underlying operations and concluded that there was no impairment in the value of goodwill. The estimated fair values are sensitive to the cash flow projections and discount rates used in the valuation.

In addition, effective January 1, 2002, the excess of the fair value of net assets acquired over the purchase price paid for acquired businesses (negative goodwill) is no longer amortized to earnings. Consequently, effective January 1, 2002, the company’s negative goodwill balance of $51.4 was added to shareholders’ equity as an adjustment to opening retained earnings. Negative goodwill arising on the acquisition during the year is recognized as an extraordinary item.

Had the above-mentioned changes in accounting policy been adopted retroactively, their impact on the prior periods would have been as follows:

(a)	negative goodwill amortization would have reduced net earnings by $78.6 and $108.7 for the years ended December 31, 2001 and 2000 respectively; and

(b)	goodwill amortization would have increased net earnings by $16.2 and $11.7 for the years ended December 31, 2001 and 2000 respectively.

These changes would have resulted in a reduction of net earnings of $62.4 and $97.0 and in a reduction of previously reported earnings per share and earnings per share before extraordinary item and after non-controlling interests of $4.71 and $7.36, resulting in adjusted earnings (loss) per share and adjusted earnings per share before extraordinary item and after non-controlling interests of $(32.75) and $2.05 for the years ended December 31, 2001 and 2000 respectively. The net impact on shareholders’ equity at December 31, 2002 after these changes in accounting policies was an increase of $51.4, as described above.

Reinsurance

The company reflects third party reinsurance balances on the balance sheet on a gross basis to indicate the extent of credit risk related to third party reinsurance and its obligations to policyholders and on a net basis in the statement of earnings to indicate the results of its retention of premiums written.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Income taxes

Income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases based on tax rates which are expected to be in effect when the asset or liability is settled.

3.      Investment Information

Portfolio investments comprise:

	2002		2001
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
Subsidiary cash and short term investments	2,694.3	2,694.3	2,254.3	2,254.3
Bonds
Canadian – government	708.6	745.7	723.0	739.3
– corporate	509.8	528.9	395.2	388.4
U.S. – government	6,629.1	6,602.9	4,527.3	4,369.1
– corporate	3,282.4	3,440.8	4,635.6	4,482.7
Other – government	534.2	525.7	1,419.0	1,399.2
– corporate	17.8	25.8	45.2	45.5
Preferred stocks
Canadian	204.9	205.1	126.8	126.4
U.S.	48.1	44.6	–	–
Common stocks
Canadian	217.2	223.4	175.5	173.7
U.S.	222.7	247.9	134.8	204.9
Other	633.7	654.1	568.6	540.2
Hub, Zenith National and Advent	559.7	525.4	502.2	556.3
Real estate	32.4	38.2	78.3	82.7

	16,294.9	16,502.8	15,585.8	15,362.7

The estimated fair values of debt securities and preferred and common stocks are based on quoted market values.

As at December 31, 2002, the net unrealized gains were comprised of gross unrealized gains of $453.9 and gross unrealized losses of $246.0 (2001 – $324.8 and $547.9) respectively. Management has reviewed currently available information regarding those investments whose estimated fair value is less than carrying value at December 31, 2002 and has determined that the carrying values are expected to be recovered. Debt securities whose carrying value exceeds market value can be held until maturity. Preferred and common stock investments have been reviewed to ensure that corporate performance expectations have not changed significantly to adversely affect the market value of these securities other than on a temporary basis.

The company’s subsidiaries have pledged cash and investments of $3.8 billion as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

Liquidity and Interest Rate Risk

Maturity profile as at December 31, 2002 and 2001:

	Within 1	1 to 5	6 to 10	Over 10	2002
	Year	Years	Years	Years	Total
Bonds (carrying value)	$782.7	$3,165.8	$1,693.9	$6,039.5	$11,681.9
Effective interest rate					5.5%

	Within 1	1 to 5	6 to 10	Over 10	2001
	Year	Years	Years	Years	Total
Bonds (carrying value)	$530.1	$4,247.7	$4,500.2	$2,467.3	$11,745.3
Effective interest rate					5.7%

Bonds are classified at the earliest of the available maturity dates.

Investment Income

	2002	2001	2000
Interest and dividends:
Cash and short term investments	56.6	85.1	109.5
Bonds	545.8	540.6	655.6
Preferred stocks	6.6	3.6	4.7
Common stocks	59.9	59.8	54.2

	668.9	689.1	824.0
Expenses	(11.2)	(8.3)	(5.9)

	657.7	680.8	818.1

Realized gains on investments:
Bonds	507.3	28.4	22.3
Preferred stocks	12.0	0.6	(0.2)
Common stocks	248.3	172.6	403.0
Repurchase of notes and trust preferred securities	31.7	–	–
OdysseyRe IPO	–	51.2	–
Other	(8.6)	(1.9)	(20.9)
Provision for losses and writedowns	(53.0)	(37.4)	(21.4)

	737.7	213.5	382.8

Net investment income	1,395.4	894.3	1,200.9

4.      Provision for Claims

The provisions for unpaid claims and adjustment expenses and for the third party reinsurers’ share thereof are estimates subject to variability, and the variability could be material in the

FAIRFAX FINANCIAL HOLDINGS LIMITED

near term. The variability arises because all events affecting the ultimate settlement of claims have not taken place and may not take place for some time. Variability can be caused by receipt of additional claim information, changes in judicial interpretation of contracts or liability or significant changes in severity or frequency of claims from historical trends. The estimates are principally based on the company’s historical experience. Methods of estimation have been used which the company believes produce reasonable results given current information.

Changes in claim liabilities recorded on the balance sheet for the years ended December 31, 2002 and 2001 and their impact on unpaid claims and adjustment expenses for these two years are as shown in the following table:

	2002	2001
Unpaid claim liabilities – beginning of year – net	10,705.4	11,154.8
Foreign exchange effect of change in claim liabilities	(90.6)	690.8
Increase in estimated losses and expenses for losses occurring in prior years	528.9	494.7
Recovery under Swiss Re cover	(8.1)	(325.4)
Provision for losses and expenses on claims occurring in the current year	4,112.4	3,991.8
Paid on claims occurring during:
the current year	(1,082.7)	(1,072.4)
prior years	(3,317.0)	(4,254.6)
Unpaid claim liabilities at December 31 of:
Winterthur (Asia)	–	25.7
First Capital	16.2	–
Old Lyme	64.0	–

Unpaid claim liabilities – end of year – net	10,928.5	10,705.4
Unpaid claim liabilities at December 31 of Federated Life	28.9	29.4

Unpaid claim liabilities – end of year – net	10,957.4	10,734.8
Reinsurance gross-up	10,207.7	11,351.0

Unpaid claim liabilities – end of year – gross	21,165.1	22,085.8

The foreign exchange effect of change in claim liabilities results from the fluctuation of the value of the Canadian dollar in relation to the U.S. dollar and European currencies.

The basic assumptions made in establishing actuarial liabilities are best estimates of possible outcomes. The company presents its claims on an undiscounted basis.

The company’s provision for asbestos, pollution and other hazards claims is set out under “Fairfax Total” in the table on page 82 of the MD&A.

As part of its acquisition strategy, the company generally obtains vendor indemnifications from adverse development in the acquired company’s claims reserves and unrecoverable reinsurance. A summary of these indemnifications is set out in the table on page 102 of the MD&A.

5.      Long Term Debt

The long term debt at December 31 consists of the following balances:

	2002	2001
Fairfax unsecured senior notes of US$100 at 7.75% due December 15, 2003	158.0	159.6
Fairfax unsecured senior note at 7.75% due December 15, 2003	25.0	25.0
Fairfax unsecured senior notes of US$275 at 7 3/8% due March 15, 2006(3)	434.4	439.0
Fairfax €45.7 (FF300) unsecured debt at 2 1/2% due February 27, 2007 (effectively a €30.5 (FF200) debt at 8%)	62.6	52.9
Fairfax unsecured senior notes of US$170 at 6.875% due April 15, 2008(2)(3)	268.6	279.4
Fairfax unsecured senior notes of US$100 at 8.25% due October 1, 2015(2)	158.0	159.6
Fairfax unsecured senior notes of US$190.2 at 7.375% due April 15, 2018(1)(2)(3)	300.4	359.2
Fairfax unsecured senior notes of US$102.6 at 8.30% due April 15, 2026(2)(3)	162.0	199.5
Fairfax unsecured senior notes of US$105.5 at 7.75% due July 15, 2037(2)(3)	166.7	199.5
TIG senior unsecured non-callable notes of US$100 at 8.125% due April 15, 2005	157.5	158.6
Other long term debt of TIG	12.0	22.6
OdysseyRe senior unsecured non-callable notes of US$90 at 7.49% due November 30, 2006	142.2	159.6
OdysseyRe convertible senior debentures of US$110 at 4.375% due June 22, 2022(4)	173.8	–
Other long term debt of OdysseyRe	–	79.8
Lindsey Morden unsecured Series B debentures at 7% due June 16, 2008	125.0	125.0
Other long term debt of Lindsey Morden	4.4	8.2

	2,350.6	2,427.5
Less: Lindsey Morden debentures held by Fairfax	(8.2)	(8.2)
Fairfax notes held by subsidiaries	–	(88.5)

	2,342.4	2,330.8

(1)	During 1998, the company swapped US$125 of its debt at 7.375% due April 15, 2018 for Japanese yen denominated debt of the same maturity, with fixed interest at 3.48% per annum. Effective January 1, 2002, in accordance with changes to Canadian generally accepted accounting principles, foreign exchange gains and losses on long term debt are recognized immediately in earnings. As at December 31, 2002 and 2001, the unrealized loss from the foreign exchange component of the yen debt swap was $13.5 and $1.6 respectively. Previously, these amounts would have been amortized to earnings over the term to maturity.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	During 2002, the company closed out the swaps for this debt and deferred the resulting gain of approximately $93.8 (2001 – $25.0) which will be amortized to earnings over the remaining term to maturity.
(3)	During 2002, the company purchased for cancellation $40.2 (US$25.6) of its notes at a cost of $21.0 (US$13.4). In addition, the company also purchased for cancellation the $88.5 of its notes held by its subsidiaries.
(4)	Redeemable at OdysseyRe’s option beginning June 22, 2005. Each holder may, at its option, require OdysseyRe to repurchase all or a portion of this debt (for cash or OdysseyRe shares, at OdysseyRe’s option) on June 22, 2005, 2007, 2009, 2012 and 2017. Convertible at the holder’s option, under certain circumstances, into OdysseyRe common shares in the ratio of 46.9925 OdysseyRe shares for every $1,000 principal amount of this debt.

Interest expense on long term debt amounted to $134.0 (2001 – $164.3; 2000 – $174.1). Interest expense on Lindsey Morden’s bank indebtedness amounted to $2.7 (2001 – $4.3; 2000 – $5.5).

Principal repayments are due as follows:

2003	196.2
2004	0.7
2005	331.1
2006	579.6
2007	62.6
Thereafter	1,172.2

6.      Trust Preferred Securities of Subsidiaries

TIG Holdings has issued $197.5 (US$125) of 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, issued US$125 of 8.597% mandatory redeemable capital securities, maturing in 2027. During 2002, the company acquired $16.1 (US$10.2) of these trust preferred securities for approximately $6.5 (US$4.1) (2001 – US$35 and US$24.5).

Fairfax RHINOS Trust (a statutory business trust subsidiary of Fairfax Inc.) has issued $214.9 (US$136) of Redeemable Hybrid Income Overnight Shares (RHINOS) (136,000 trust preferred securities) with a distribution rate of LIBOR plus 150 basis points maturing February 24, 2003.

7.      Capital Stock

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

	2002		2001		2000
	number		number		number
Multiple voting shares	1,548,000	5.0	1,548,000	5.0	1,548,000	5.0
Subordinate voting shares	13,391,918	2,249.2	13,602,118	2,275.4	12,352,118	2,026.9

	14,939,918	2,254.2	15,150,118	2,280.4	13,900,118	2,031.9
Interest in shares held through ownership interest in shareholder	(799,230)	(19.0)	(799,230)	(19.0)	(799,230)	(19.0)

Net shares effectively outstanding	14,140,688	2,235.2	14,350,888	2,261.4	13,100,888	2,012.9

Fixed/ floating cumulative redeemable preferred shares, Series A, with a fixed dividend of 6.5% per annum until November 30, 2004 and stated capital of $25 per share	8,000,000	200.0	8,000,000	200.0	8,000,000	200.0

During 2002, under the terms of normal course issuer bids approved by the Toronto Stock Exchange, the company purchased and cancelled 210,200 subordinate voting shares for an aggregate cost of $26.2.

On November 20, 2001, the company issued 1,250,000 subordinate voting shares at $200 per share for net proceeds of $248.5.

In 2000, the company purchased and cancelled 325,309 subordinate voting shares for an aggregate cost of $59.7, of which $6.3 was charged to retained earnings.

8.      Reinsurance

The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries to a maximum amount on any one loss of $8.0. Reinsurance is generally placed on an excess of loss basis in several layers. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policyholders.

The company has guidelines and a review process in place to assess the creditworthiness of the companies to which it cedes.

The company makes specific provisions against reinsurance recoverable from companies considered to be in financial difficulty. In addition, the company records a general allowance

FAIRFAX FINANCIAL HOLDINGS LIMITED

based upon analysis of historical recoveries, the level of allowance already in place and management’s judgment. The allocation of the allowance for loss is as follows:

	2002	2001
Specific	730.3	816.9
General	240.9	219.2

Total	971.2	1,036.1

A summary of the company’s reinsurance recoverable by A.M. Best rating of the responsible reinsurers and outstanding balance at December 31, 2002 is set out in the table on page 100 of the MD&A.

During the year, the company ceded premiums earned of $1,419.2 (2001 – $1,908.7; 2000 – $1,427.1) and claims incurred of $1,298.3 (2001 – $3,591.6; 2000 – $2,540.6).

9.      Income Taxes

The company’s provision for (recovery of) income taxes is as follows:

	2002	2001	2000
Current	55.3	(1.8)	11.1
Future	180.4	(384.8)	(197.4)

	235.7	(386.6)	(186.3)

The provision for income taxes differs from the statutory tax rate as certain sources of income are exempt from tax or are taxed at other than the statutory rate. A reconciliation of income tax calculated at the statutory tax rate with the income tax provision at the effective tax rate in the financial statements is summarized in the following table:

	2002	2001	2000
Provision for (recovery of) income taxes at statutory income tax rate	167.0	(309.2)	(14.5)
Non-taxable investment income	(16.5)	(56.4)	(13.7)
Income earned outside Canada	(109.9)	11.2	(149.8)
Negative goodwill amortization	–	(33.0)	(49.5)
Change in tax rate for future income taxes	(12.6)	1.4	7.9
Unrecorded tax benefit of losses and utilization of prior years’ losses	207.7	(0.6)	33.3

Provision for (recovery of) income taxes	235.7	(386.6)	(186.3)

Future income taxes of the company are as follows:

	2002	2001
Operating and capital losses	1,032.9	1,182.4
Claims discount	379.4	394.8
Unearned premium reserve	126.1	120.9
Deferred premium acquisition cost	(141.2)	(131.0)
Investments	12.8	(9.1)
Allowance for doubtful accounts	40.7	55.1
Other	121.5	164.4
Valuation allowance	(28.2)	(58.7)

Future income taxes	1,544.0	1,718.8

Management reviews the valuation of the future income taxes on an ongoing basis and adjusts the valuation allowance, as necessary, to reflect its anticipated realization. Management expects that these future income taxes will be realized in the normal course of operations. However, to more quickly use its future income tax asset, the company determined that it would be in its best interests to increase its 73.8% interest in OdysseyRe to in excess of 80%, so that OdysseyRe’s results will be included in Fairfax’s U.S. consolidated tax group. The company has entered into a private agreement to purchase 4,300,000 outstanding common shares of OdysseyRe at the market price at closing, which is scheduled for March 3, 2003. As consideration, the company is issuing a 7-year 3.15% debenture exchangeable for two years into the number of OdysseyRe shares being purchased.

10.     Statutory Requirements

The company’s insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions.

The company can receive up to $670.1 in 2003 as dividends from insurance and reinsurance subsidiaries without obtaining the prior approval of insurance regulators.

At December 31, 2002, statutory surplus, determined in accordance with the various insurance regulations, amounted to $2.0 billion (2001 – $3.4 billion) for the insurance subsidiaries, $1.6 billion (2001 – $1.4 billion) for the reinsurance subsidiaries and $2.5 billion (2001 – $1.1 billion) for the runoff subsidiaries. $1.0 billion (2001 – $1.0 billion) of OdysseyRe’s statutory surplus is also included in TIG’s statutory surplus (which is included in the runoff subsidiaries in 2002 and in the insurance subsidiaries in 2001).

11.     Contingencies and Commitments

In 2000, the legal proceedings commenced by Sphere Drake in 1999 against a group of agents and intermediaries whom it alleged fraudulently obtained and utilized a binding authority to write reinsurance contracts which expose Sphere Drake to significantly under-priced U.S. workers’ compensation business, which was filed in New York, was dismissed as to most defendants primarily on the ground that London, England was a more convenient forum in which the dispute should be resolved. Sphere Drake subsequently commenced proceedings in

FAIRFAX FINANCIAL HOLDINGS LIMITED

London, England against its agent and the agent of the cedants, alleging fraud and breach of duty. Sphere Drake has rescinded the majority of the inward reinsurance contracts placed under the binding authority and is defending arbitration proceedings initiated by the cedants of a number of those contracts. It is not yet possible to develop any reasonably based estimates of the amount of claims which might be made on these contracts. However, based on extensive legal advice, Sphere Drake believes that there is abundant evidence of fraud and that it has substantial grounds to challenge the enforceability of the business bound on its behalf. While the eventual outcome is uncertain, the company believes that the likely ultimate net liability which might arise in respect of this business will not be material to Sphere Drake’s financial position.

Subsidiaries of the company are also defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company’s financial position.

Unsecured letters of credit aggregating $468.0 have been issued upon the company’s application and have been pledged as security for subsidiaries’ reinsurance balances, principally relating to intercompany reinsurance between subsidiaries. These are unsecured letters of credit in addition to the secured letters of credit referred to in note 3.

The company under certain circumstances may be obligated to purchase loans to officers and directors of the company and its subsidiaries from Canadian chartered banks totalling $18.3 (2001 – $18.3) for which 252,911 (2001 – 268,911) subordinate voting shares of the company with a year-end market value of $30.6 (2001 – $44.1) have been pledged as security.

The company also has a restricted stock plan for the management of its subsidiaries with vesting periods of up to ten years from the date of grant. At December 31, 2002, 197,381 (2001 – 230,800) subordinate voting shares had been purchased for the plan at a cost of $59.2 (2001 – $66.9).

Shares for the above-mentioned plans are purchased on the open market. The costs of these plans are amortized to compensation expense over the vesting period. Amortization expense for the year for these plans amounted to $11.1 (2001 – $7.9; 2000 – $6.2).

12.     Operating Leases

Aggregate future minimum commitments at December 31, 2002 under operating leases relating to premises, automobiles and equipment for various terms up to ten years are as follows:

2003	102.5
2004	76.9
2005	66.0
2006	57.9
2007	43.7
Thereafter	164.4

13.     Earnings per Share

Earnings per share are calculated after providing for dividends and dividend tax on the Series A fixed/ floating cumulative redeemable preferred shares.

Diluted and basic earnings per share are the same in 2002, 2001 and 2000. The weighted average number of shares for 2002 was 14,283,735 (2001 – 13,241,299; 2000 – 13,172,448).

14.     Acquisitions and Divestitures

On September 10, 2002, OdysseyRe acquired 56.0% of First Capital Insurance Limited, a Singapore insurance company, for $28.0 (US$17.8). At the date of acquisition, the acquired company had $76.7 (US$48.8) in total assets and $28.0 (US$17.8) in total liabilities.

On August 28, 2002, the company invested an additional $45.7 (£19.4) in Advent Capital (Holdings) PLC of the U.K., thereby increasing its ownership to 46.8% from 22.0%.

Effective May 30, 2002, the company acquired Old Lyme Insurance Company of Rhode Island, Inc. and Old Lyme Insurance Company Ltd. from its equity investee, Hub International Limited, for cash consideration of $66.7 (US$43.5), the fair value of the net assets acquired. At the date of acquisition, the acquired companies had $165.9 (US$108.2) in total assets and $99.2 (US$64.7) in total liabilities.

Effective December 20, 2001, the company purchased Winterthur Swiss Insurance (Asia) Limited for $23.1 (US$14.5) cash. At the date of acquisition, the company had $195.8 (US$122.7) in total assets and $172.7 (US$108.2) in total liabilities.

On June 14, 2001, OdysseyRe Holdings Corp. (ORH), the U.S. holding company for Odyssey America Re and its subsidiaries, issued 17,142,857 common shares, in an initial public offering, at US$18 per share for net proceeds (after expenses of issue) of $436.9 (US$284.8). Fairfax and its wholly-owned subsidiary, TIG, received $354.4 (US$233.5) in cash from these proceeds. After the offering, Fairfax and TIG held 48 million (73.7%) of OdysseyRe’s common shares and a $303.5 (US$200) ORH three year term note bearing interest at the rate of 2.25% over LIBOR and repayable in annual principal payments of US$66.7 beginning June 30, 2002. The company recorded a gain of $51.2 on its effective sale of a 26.3% interest in ORH.

Effective August 31, 2000, Crum & Forster purchased Sen-Tech Holdings, Inc. (and its wholly-owned subsidiary, Seneca Insurance Company, Inc. of New York) for $96 (US$65) cash. Effective December 21, 2000, Crum & Forster also purchased Transnational Insurance Company for $26 (US$17) cash. At the respective dates of acquisition, the companies had US$193 in total assets and US$119 in total liabilities, at fair value, resulting in goodwill of US$8.

As part of the acquisition of TIG on April 13, 1999, the company acquired a 90% ownership in Kingsmead Managing Agency, a managing agent for three Lloyd’s syndicates for which TIG provided underwriting capacity. On June 29, 2000, the company entered into an agreement to sell Kingsmead to Advent Capital PLC for a 22% interest in Advent, which closed on November 16, 2000. There was no gain or loss on the sale. The company recorded operating losses from the Kingsmead-managed syndicates of $33.0 for the year ended December 31, 2000. For the year ended December 31, 2001, the company recorded a loss of $116.7 from its

FAIRFAX FINANCIAL HOLDINGS LIMITED

liability for 2000 and prior underwriting years of those syndicates. The losses reflect losses on unexpired policies from the 2000 underwriting year (including World Trade Center losses of $62.4) and adverse development from the open underwriting years.

15.     Acquisition and Reorganization

On December 16, 2002, the company acquired Xerox’s 72.5% economic interest in TRG, the holding company of International Insurance Company, in exchange for payments over the next 15 years of $667.8 (US$425), ($320.5 (US$204) at current value using a discount rate of 9% per annum), payable approximately $7.8 (US$5) a quarter from 2003 to 2017 and approximately $201.1 (US$128) on December 16, 2017. Upon this acquisition, Xerox’s non-voting shares were amended to make them mandatorily redeemable at a capped price and to eliminate Xerox’s participation in the operations of IIC, and a direct contractual obligation was effectively created from the company to Xerox. The fair value of assets acquired was $2,267.2 (US$1,442.9) and of liabilities assumed was $1,650.6 (US$1,050.5), resulting in negative goodwill of $298.5 (US$188.4). On December 16, 2002, TIG merged with International Insurance and discontinued its MGA-controlled program business, which has resulted in the company recognizing a pre-tax charge to income of $314.3 (US$200) for reserve strengthening and $99.9 (US$63.6) for restructuring and other related costs which include severance, lease termination costs, writedowns of long-lived assets and premiums for certain long term catastrophe covers.

TIG’s Hawaii and A&H non-MGA-controlled business will be continued in a separate insurance subsidiary not owned by TIG provided the operations perform within Fairfax’s objectives of underwriting profitability.

16.     Segmented Information

The company is a financial services holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance conducted on a direct and reinsurance basis. The runoff business segment comprises ORC Re (which fully reinsures the U.K. runoff entities, Sphere Drake and RiverStone (UK) and the U.S. runoff company formed on the merger of TIG and IIC. The international runoff operations have reinsured their reinsurance portfolios to ORC Re to provide consolidated investment and liquidity management services, with the RiverStone Group retaining full responsibility for all other aspects of the runoff. Accordingly, for segmented information, ORC Re is classified in the Runoff segment. The company also provides claims adjusting, appraisal and loss management services.

							Europe and
	Canada			United States			Far East			Total
	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

Revenue
Net premiums earned
Insurance – Canada	823.3	661.0	600.3	68.6	46.3	36.9	40.1	22.9	19.0	932.0	730.2	656.2
Insurance – US	–	–	–	1,736.3	2,510.5	2,416.9	65.3	16.9	–	1,801.6	2,527.4	2,416.9
Reinsurance	45.0	–	–	1,552.6	1,054.6	813.1	653.5	337.7	411.2	2,251.1	1,392.3	1,224.3
Runoff	26.1	–	–	1,068.5	0.4	0.4	30.8	156.4	312.9	1,125.4	156.8	313.3

	894.4	661.0	600.3	4,426.0	3,611.8	3,267.3	789.7	533.9	743.1	6,110.1	4,806.7	4,610.7

Interest and dividends										657.7	680.8	818.1
Realized gains										737.7	213.5	382.8
Claims fees										456.8	424.7	376.9

										7,962.3	6,125.7	6,188.5

	14.6%	13.8%	13.0%	72.5%	75.1%	70.9%	12.9%	11.1%	16.1%
Earnings (loss) before income taxes
Underwriting results
Insurance – Canada	23.1	(76.1)	(9.7)	5.3	(29.1)	5.2	11.1	(14.3)	(8.5)	39.5	(119.5)	(13.0)
Insurance – US	–	–	–	(65.7)	(633.9)	(588.4)	0.2	(4.0)	–	(65.5)	(637.9)	(588.4)
Reinsurance	0.3	–	–	19.1	(149.2)	(94.7)	0.9	(65.5)	(2.7)	20.3	(214.7)	(97.4)

	23.4	(76.1)	(9.7)	(41.3)	(812.2)	(677.9)	12.2	(83.8)	(11.2)	(5.7)	(972.1)	(698.8)
Interest and dividends	42.2	64.7	72.3	413.7	425.9	520.3	4.1	1.1	0.9	460.0	491.7	593.5

Operating income (loss)	65.6	(11.4)	62.6	372.4	(386.3)	(157.6)	16.3	(82.7)	(10.3)	454.3	(480.4)	(105.3)

Realized gains										737.7	213.5	378.3
Runoff										(432.0)	(27.4)	43.3
Claims adjusting										(13.8)	(9.9)	(36.2)
Interest expense										(125.0)	(155.2)	(164.7)
Swiss Re premium										(4.2)	(143.6)	(167.2)
Kingsmead losses										–	(116.7)	(33.0)
Restructuring charges										(114.1)	(49.1)	(16.4)
Negative goodwill amortization										–	78.6	108.7
Corporate overhead and other										(70.4)	(45.9)	(40.4)

										432.5	(736.1)	(32.9)

Identifiable assets
Insurance	3,071.9	2,586.9	1,849.8	12,528.8	16,039.8	14,256.1	346.6	245.1	31.4	15,947.3	18,871.8	16,137.3
Reinsurance	124.8	6.6	7.8	7,207.0	7,419.1	6,424.4	993.0	–	1,296.1	8,324.8	7,425.7	7,728.3
Runoff	56.9	–	–	6,028.7	3,332.2	3,100.6	3,053.8	4,145.1	3,538.5	9,139.4	7,477.3	6,639.1
Claims adjusting	31.8	55.5	47.6	69.2	70.9	63.8	354.2	331.7	331.4	455.2	458.1	442.8

	3,285.4	2,649.0	1,905.2	25,833.7	26,862.0	23,844.9	4,747.6	4,721.9	5,197.4	33,866.7	34,232.9	30,947.5

Corporate										1,243.8	1,205.8	885.8

										35,110.5	35,438.7	31,833.3

	9.4%	7.5%	6.0%	73.6%	75.8%	74.9%	13.5%	13.3%	16.3%
Amortization	14.8	7.7	3.4	30.1	36.8	17.3	22.5	25.9	21.5	67.4	70.4	42.2

Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

CRC (Bermuda), as the internal reinsurance company of the Canadian insurance companies, is included in the Canadian segment; Falcon is included in the United States segment; and Wentworth is included in the runoff segment.

Corporate overhead and other includes the company’s interest expense and corporate overhead. Corporate assets include cash and short term investments and miscellaneous other assets in the holding company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

17.     Fair Value

Information on the fair values of financial instruments of the company, including where those values differ from their carrying values in the financial statements at December 31, 2002, include:

	Note	Carrying	Estimated
	Reference	Value	Fair Value
Marketable securities	3	36.5	36.5
Portfolio investments	3	16,294.9	16,502.8
Long term debt	5	2,342.4	1,872.9
Trust preferred securities of subsidiaries	6	340.9	265.2
Foreign exchange contracts	2	(333.4)	(333.4)
Purchase consideration payable	15	324.7	324.7

The unrealized loss on foreign exchange contracts is offset by an unrealized gain on the value of the foreign assets hedged by those contracts.

The amounts above do not include the fair value of underlying lines of business. While fair value amounts are designed to represent estimates of the amounts at which instruments could be exchanged in current transactions between willing parties, certain of the company’s financial instruments lack an available trading market. Therefore, these instruments have been valued on a going concern basis. Fair value information on the provision for claims is not determinable.

These fair values have not been reflected in the financial statements.

18.     US GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which are different in some respects from those applicable in the United States, as described below.

Consolidated Statements of Earnings

For the years ended December 31, 2002, 2001 and 2000, significant differences between consolidated net earnings under Canadian GAAP and consolidated net earnings under US GAAP were as follows:

(a)	In Canada prior to January 1, 2002, the unrealized loss on the translation of the foreign exchange component of the yen debt swap was deferred and amortized to income over the remaining term to maturity. In the U.S., the unrealized foreign exchange loss is recognized in income in the year, although there is no intention to settle the swap prior to maturity.

(b)	In Canada, recoveries on certain stop loss reinsurance treaties (including with Swiss Re) protecting Fairfax, Crum & Foster and TIG are recorded at the same time as the claims incurred are ceded. In the U.S., these recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the ceded liabilities over the premium paid recorded as a deferred gain. The deferred gain is amortized to income over the estimated settlement period over which the company expects to receive the recoveries.

(c)	In Canada prior to January 1, 2002, the amortization period of negative goodwill was periodically reviewed to determine whether the remaining useful life continues to be appropriate or whether the amortization period should be adjusted, based on the facts and circumstances giving rise to the negative goodwill at the date of acquisition. In the U.S., in the case of financial institutions, the SEC staff generally take exception to a negative goodwill amortization period of less than 10 years. Effective January 1, 2002, the company adopted for United States reporting purposes Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. Under this standard, goodwill is no longer amortized over its estimated useful life, however it is assessed on an annual basis for impairment requiring writedowns. Similarly, the excess of net assets over purchase price paid, in respect of acquisitions prior to January 1, 2002, is no longer amortized to earnings but is added to earnings through a cumulative catchup adjustment. The impact of the goodwill amortization decreased net earnings by $28.1 and $21.0 in the years ended December 31, 2001 and 2000 respectively. The impact of the negative goodwill amortization increased net earnings by $34.6 in 2001 and 2000 respectively. Together, these amortizations resulted in a net increase in net earnings of $6.5 and $13.6 and an increase in all earnings per share calculations of $0.49 and $1.03 for the years ended December 31, 2001 and 2000 respectively. In addition, there is an increase in earnings for the cumulative catchup adjustment of $179.7 for the year ended December 31, 2002.

(d)	Under Canadian GAAP, the Canadian federal and provincial income tax rate reductions that are substantively enacted are reflected in the rate used to measure future income tax balances. Under US GAAP, Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, these rate changes do not impact the measurement of the company’s future income tax balances until they are passed into law.

(e)	For United States reporting purposes, the company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, for the year ended December 31, 2001.

Under this standard, all derivatives are recognized at fair value in the balance sheet. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset in earnings against the change in the fair value of the hedged item or will be recognized in other comprehensive income until the hedged item is recognized in earnings. If the change in the fair value of the derivative is not completely offset by the change in the value of the item it is hedging, the difference will be recognized immediately in earnings.

The company’s forward contracts are hedges of net investments in subsidiaries and therefore there is no impact as a result of this Standard.

(f)	Other-than-temporary declines in the fair value of available-for-sale securities are recognized in US GAAP income based on market values; declines in fair values are

FAIRFAX FINANCIAL HOLDINGS LIMITED

generally presumed to be other than temporary if they have persisted over several quarters. Under Canadian GAAP, other-than-temporary declines in the value of investment securities are recorded in earnings based on net realizable values; declines in fair values are generally presumed to be other than temporary if conditions indicating impairment have persisted for a more prolonged period of time than under US GAAP.

The following shows the net earnings in accordance with US GAAP:

	2002	2001	2000
Net earnings (loss), Canadian GAAP	415.7	(346.0)	137.4
Recoveries on retroactive reinsurance, net of tax	32.7	(411.9)	(159.6)
Other than temporary declines	(14.8)	–	–
Cumulative catchup adjustment on changes in accounting for negative goodwill	179.7	–	–
Amortization of negative goodwill	–	(49.1)	(79.2)
Other differences	–	9.5	17.1

Net earnings (loss), US GAAP	613.3	(797.5)	(84.3)

Net earnings (loss) per share, US GAAP before cumulative catchup adjustment and extraordinary item	$9.14	$(62.13)	$(7.42)

Net earnings (loss) per share, US GAAP before cumulative catchup adjustment	$30.03	$(62.13)	$(7.42)

Net earnings (loss) per share, US GAAP	$42.61	$(62.13)	$(7.42)

Consolidated Balance Sheets

In Canada, portfolio investments are carried at cost or amortized cost with a provision for declines in value which are considered to be other than temporary. In the U.S., such investments are classified as available for sale and marked to market through shareholders’ equity.

In Canada, trust preferred securities of subsidiaries (including RHINOS) are included in total liabilities. In the U.S., trust preferred securities are shown as a separate caption after total liabilities, in a manner similar to non-controlling interests.

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	2002	2001
Assets
Portfolio investments
Bonds	11,869.8	11,424.2
Preferred stocks	249.7	126.4
Common stocks	1,125.4	918.8
Strategic investments	511.3	502.2

Total portfolio investments	13,756.2	12,971.6
Future income taxes	1,885.5	2,273.3
Goodwill	375.1	356.8
All other assets	19,705.5	20,192.2

Total assets	35,722.3	35,793.9

Liabilities
Accounts payable and accrued liabilities	3,073.0	2,951.2
All other liabilities	28,365.9	28,898.8

Total liabilities	31,438.9	31,850.0

Trust preferred securities of subsidiaries	340.9	360.8
Mandatorily redeemable shares of TRG	324.7	–
Non-controlling interests	508.1	1,043.3
Excess of net assets acquired over purchase price paid	–	179.7

	1,173.7	1,583.8
Shareholders’ Equity
Total shareholders’ equity	3,109.7	2,360.1

The difference in consolidated shareholders’ equity is as follows:

	2002	2001
Shareholders’ equity based on Canadian GAAP	3,551.5	3,242.7
Other comprehensive income	127.5	(163.3)
Cumulative reduction in net earnings under US GAAP	(569.3)	(719.3)

Shareholders’ equity based on US GAAP	3,109.7	2,360.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, requires the company to disclose items of other comprehensive income in a financial statement and to disclose accumulated balances of other comprehensive income in the equity section of a financial statement. Other comprehensive income includes unrealized gains and losses on investments, as follows:

	2002	2001
Unrealized gain (loss) on investments available for sale	210.8	(281.6)
Related deferred income taxes	(83.3)	118.3

	127.5	(163.3)

The cumulative reduction in net earnings under US GAAP of $569.3 at December 31, 2002 relates primarily to the deferred gain on retroactive reinsurance ($563.0 after tax) which is amortized into income as the underlying claims are paid.

Disclosure of Interest and Income Taxes Paid

The aggregate amount of interest paid for the years ended December 31, 2002, 2001 and 2000 was $192.2, $163.3 and $182.0 respectively. The aggregate amount of income taxes paid for the years ended December 31, 2002, 2001 and 2000 was $43.9, $31.6 and $4.5 respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(figures and amounts are in Cdn$ and $ millions except per share amounts and as otherwise indicated)

Notes: (1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations should review the entire Annual Report for additional commentary and information.

(2)	Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and financial position of the consolidated group in various ways. Certain of these measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, even though they do not necessarily follow Canadian generally accepted accounting principles, include tables showing the company’s sources of net earnings with Lindsey Morden equity accounted and the company’s capital structure with Lindsey Morden equity accounted. Where non-GAAP measures are provided, descriptions are clearly provided in the commentary as to the nature of the adjustments made.

Foreign Exchange

The company’s consolidated financial statements are significantly affected by movements in the US dollar/ Canadian dollar exchange rate. The following table sets out the Canadian dollar value of US$1.00 used in those statements:

     Year-end exchange rate:

December 31, 2002	$1.5798
December 31, 2001	$1.5963
December 31, 2000	$1.5020
Increase (decrease) in the value of the US dollar vs. the Canadian dollar
– 2002/2001	(1.0)%
– 2001/2000	6.3%

     Average exchange rate for the year ended:

December 31, 2002	$1.5713
December 31, 2001	$1.5461
December 31, 2000	$1.4839
Increase in the value of the US dollar vs. the Canadian dollar
– 2002/2001	1.6%
– 2001/2000	4.2%

Sources of Revenue

Revenue reflected in the consolidated financial statements for the past five years, as shown in the table below, includes net premiums earned, interest and dividend income and realized gains on the sale of investments of the insurance, reinsurance and runoff companies, and claims adjusting fees of Lindsey Morden.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2002	2001	2000	1999	1998
Net premiums earned
Insurance – Canada	932.0	730.2	656.2	650.0	687.3
Insurance – U.S.	1,801.6	2,527.4	2,416.9	2,307.0	715.5
Reinsurance	2,251.1	1,392.3	1,224.3	1,275.2	992.1
Runoff	1,125.4	156.8	313.3	238.5	–

	6,110.1	4,806.7	4,610.7	4,470.7	2,394.9
Interest and dividends	657.7	680.8	818.1	753.0	443.8
Realized gains	737.7	213.5	382.8	121.7	440.8
Claims fees	456.8	424.7	376.9	443.1	294.8

	7,962.3	6,125.7	6,188.5	5,788.5	3,574.3

Net premiums earned for the U.S. insurance group were reduced, and net premiums earned by the runoff group were increased, by premiums on TIG’s discontinued MGA-controlled program business of $820.4 which has been included in the U.S. runoff group retroactive to January 1, 2002. Each of the continuing insurance and reinsurance operations increased net premiums earned significantly during 2002, reflecting the favourable insurance market and increased retentions.

Claims fees for 2002 increased by $32.1 or 7.6% over 2001, reflecting higher revenue throughout Lindsey Morden’s operations.

As shown in note 16 to the financial statements, on a geographic basis, United States, Canadian, and Europe and Far East operations accounted for 72%, 15% and 13%, respectively, of net premiums earned in 2002 compared with 75%, 14% and 11%, respectively, in 2001.

Net Earnings

Combined ratios and sources of net earnings (with Lindsey Morden equity accounted) for the past five years were as set out below. Fuller commentary on combined ratios and on operating income on a company by company basis is provided under Insurance Underwriting beginning on page 54 and Operating Income beginning on page 56.

	2002	2001	2000	1999	1998
Combined ratios
Insurance – Canada	96%	116%	102%	115%	106%
– U.S.	104%	125%	124%	112%	116%
Reinsurance	99%	115%	108%	119%	116%

Consolidated	100%	121%	116%	115%	113%

	2002	2001	2000	1999	1998
Sources of net earnings
Underwriting
Insurance – Canada	39.5	(119.5)	(13.0)	(96.6)	(40.3)
– U.S.	(65.5)	(637.9)	(588.4)	(273.1)	(116.5)
Reinsurance	20.3	(214.7)	(97.4)	(247.4)	(154.6)

Underwriting income (loss)	(5.7)	(972.1)	(698.8)	(617.1)	(311.4)
Interest and dividends	460.0	491.7	593.5	711.5	432.0

Operating income (loss)	454.3	(480.4)	(105.3)	94.4	120.6
Realized gains	737.7	213.5	378.3	121.7	440.8
Runoff	(117.7)	(27.4)	43.3	(54.2)	–
TIG reserve strengthening and restructuring costs	(414.2)	–	–	–	–
Claims adjusting (Fairfax portion)	(10.5)	(3.9)	(15.4)	2.8	12.4
Interest expense	(125.0)	(155.2)	(164.7)	(129.3)	(84.4)
Swiss Re premium	(4.2)	(143.6)	(167.2)	(35.3)	–
Corporate overhead and other	(70.4)	(38.9)	(35.5)	(20.2)	(16.0)
Other costs and charges	(14.2)	(49.1)	(16.4)	–	–
Goodwill and other amortization	–	(7.0)	(5.4)	(5.1)	(4.9)
Negative goodwill amortization	–	78.6	108.7	–	–
Kingsmead losses	–	(116.7)	(33.0)	–	–
Taxes	(234.6)	382.5	173.3	158.0	(81.0)
Negative goodwill on TRG purchase	298.5	–	–	–	–
Non-controlling interests	(84.0)	1.6	(23.3)	(8.6)	–

Net earnings (loss)	415.7	(346.0)	137.4	124.2	387.5

Net earnings in 2002 were $415.7 compared with a net loss of $346.0 in 2001. The 2002 earnings reflect significantly improved underwriting results at each of the continuing insurance and reinsurance operations and significant realized gains.

FAIRFAX FINANCIAL HOLDINGS LIMITED

         Insurance Underwriting

The combined ratio – the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned) – is the traditional measure of underwriting results of property and casualty companies. In any year when the ratio exceeds 100%, it generally indicates that unprofitable business has been underwritten. Fairfax maintains its objective of achieving combined ratios of 100% or better, recognizing the difficulty of this objective.

A summary follows of the net premiums written and earned, and the loss, expense and combined ratios, for Fairfax’s Canadian insurance companies, U.S. insurance companies and reinsurance companies, for the years respectively that Fairfax has owned those companies.

                  Canadian Insurance

	NET PREMIUMS		RATIOS

	Written	Earned	Loss	Expense	Combined
			(%)	(%)	(%)
1985	23.4	14.0	96	30	126
1986	56.0	40.9	72	23	95
1987	71.4	62.0	73	25	98
1988	68.2	66.3	73	19	92
1989	35.5	40.4	100	40	140
1990	74.5	78.4	82	31	113
1991	93.5	90.5	60	34	94
1992	128.7	118.9	79	35	114
1993	163.5	150.8	73	26	99
1994	237.2	221.3	77	24	101
1995	684.3	655.4	73	29	102
1996	666.9	654.8	71	30	101
1997	662.7	661.5	70	29	99
1998	684.2	687.3	78	28	106
1999	652.4	650.0	83	32	115
2000	668.8	656.2	72	30	102
2001	875.1	730.2	85	31	116
2002	1,249.1	932.0	69	27	96

The Canadian insurance companies returned to underwriting profitability in 2002. The combined ratios in 1999 and 2001 were adversely affected by the impact of the soft insurance market and natural catastrophes.

                  U.S. Insurance

	NET PREMIUMS		RATIOS

	Written	Earned	Loss	Expense	Combined
			(%)	(%)	(%)
1994	174.4	179.3	77	37	114
1995	180.3	173.9	79	40	119
1996	212.8	209.4	90	34	124
1997	201.9	205.7	77	35	112
1998	625.9	715.5	79	37	116
1999	2,093.2	2,307.0	75	37	112
2000	2,443.4	2,416.9	89	35	124
2001	2,515.2	2,527.4	86	39	125
2002*	1,987.9	1,801.6	73	31	104

*	Includes TIG’s continuing business consisting of its Ranger, Hawaii, Accident and Health and Napa excess property, excess casualty and healthcare books of business

The U.S. insurance group has not yet achieved underwriting profitability but has made notable progress. Efforts at Crum & Forster since the arrival of the current management team in the latter part of 1999 have resulted in a significant turnaround in Crum & Forster’s combined ratio from the very high levels then prevailing to 103.3% in 2002, including 102.6% and 101.4% in the third and fourth quarters of 2002. Despite significant efforts, Fairfax concluded that TIG’s MGA-controlled program business (business controlled by managing general agents, who have authority to bind the company) could not achieve underwriting profitability consistent with the company’s objective, and it was put in runoff on December 16, 2002.

                  Reinsurance

	NET PREMIUMS		RATIOS

	Written	Earned	Loss	Expense	Combined
			(%)	(%)	(%)
1996	163.4	166.7	62	34	96
1997	527.9	593.4	72	34	106
1998	966.5	992.1	80	36	116
1999	1,276.9	1,275.2	85	34	119
2000	1,222.9	1,224.3	71	37	108
2001	1,483.7	1,392.3	81	34	115 *
2002	2,489.4	2,251.1	69	30	99

*	103% excluding the impact of catastrophe losses (World Trade Center and Enron)

The reinsurance group achieved underwriting profitability in 2002. The reinsurance group resulted from the operational merger of OdysseyRe and Odyssey America Re (formerly TIG Re) in October 1999 and the continuation of CTR’s European and Asian business through branches of Odyssey America Re effective January 1, 2001.

FAIRFAX FINANCIAL HOLDINGS LIMITED

         Operating Income

Set out and discussed below are the 2002 and 2001 insurance underwriting and operating results of Fairfax’s insurance and reinsurance companies on a summarized company by company basis. (Throughout this Annual Report, for convenience, Falcon is included under U.S. insurance companies.)

             Canadian Insurance Companies

For the year ended December 31, 2002

					Corporate
	Commonwealth	Federated	Lombard	Markel	adjustments		Total
Underwriting profit	23.5	4.2	8.6	3.5	(0.3	)(1)	39.5

Combined ratio:
Loss & LAE	74.0%	59.7%	67.0%	74.9%			68.4%
Commissions	(7.3)%	0.2%	17.5%	1.9%			10.7%
Underwriting expense	17.4%	34.1%	14.1%	19.5%			16.7%

	84.1%	94.0%	98.6%	96.3%			95.8%

Gross premiums written	718.4	115.7	768.8	173.4			1,776.3

Net premiums written	343.6	87.5	691.1	126.9			1,249.1

Net premiums earned	148.2	69.9	619.0	94.9			932.0

Underwriting profit	23.5	4.2	8.6	3.5	(0.3	)(1)	39.5

Interest and dividends							67.4

Operating income							106.9

(1)	Intercompany fees

For the year ended December 31, 2001

					Corporate
	Commonwealth	Federated	Lombard	Markel	adjustments		Total
Underwriting profit (loss)	(58.8)	(2.0)	(76.4)	0.4	17.3	(1)	(119.5)

Combined ratio:
Loss & LAE	140.4%	73.5%	81.1%	71.2%			84.7%
Commissions	0.9%	5.4%	19.0%	5.1%			14.0%
Underwriting expense	21.3%	23.9%	15.2%	23.1%			17.7%

	162.6%	102.8%	115.3%	99.4%			116.4%

Gross premiums written	374.9	92.6	612.7	103.9			1,184.1

Net premiums written	176.4	76.3	547.1	75.3			875.1

Net premiums earned	94.0	70.6	498.5	67.1			730.2

Underwriting profit (loss)	(58.8)	(2.0)	(76.4)	0.4	17.3	(1)	(119.5)

Interest and dividends							64.7

Operating income (loss)							(54.8)

(1)	Recovery under the Swiss Re Cover on 1998 and prior losses, as described in more detail under Swiss Re premium on pages 64 and 65

Commonwealth had an underwriting profit of $23.5 in 2002 compared with an underwriting loss of $58.8 in 2001 and a combined ratio of 84.1% in 2002 compared with 162.6% in 2001, reflecting strong profitability across all lines of business given strong market conditions and significant price increases achieved in 2001 and 2002. Gross premiums written increased by 91.6% over 2001 to $718.4 while net premiums written increased by 94.8% to $343.6. Commonwealth’s expense ratio dropped by 12.1 percentage points to 10.1% reflecting its higher net premiums earned in 2002 and the benefit of ceding commissions paid by reinsurers in 2002. The company continued to achieve significant price increases on its business in 2002 which will be realized in earned premiums in 2003.

Federated had an underwriting profit of $4.2 in 2002 compared with an underwriting loss of $2.0 in 2001 and improved its combined ratio to 94.0% in 2002 from 102.8% in 2001 (including the life company) resulting from the re-underwriting of its book of business in prior years and price increases of 27% in 2002 and 24% in 2001. Federated’s property and casualty gross premiums written increased by 29.7% to $94.3 in 2002 while its net premiums written increased by 16.6% to $71.6. Federated’s expense ratio increased to 34.3% reflecting changes in its reinsurance structure and bonuses resulting from its incentive arrangements tied to underwriting profitability. Federated Life had gross premiums written of $21.4, an increase of 8.1% from 2001, and achieved a 24% rate increase during 2002.

Lombard had an underwriting profit of $8.6 in 2002 compared with an underwriting loss of $76.4 in 2001 and a combined ratio of 98.6% in 2002 compared with 115.3% in 2001, due to significant corrective action in 2001 and prior years, including cancellation of unprofitable books and programs, more stringent underwriting, and price increases in excess of 24% in 2002 in its commercial lines and in excess of 17% in its personal lines. Lombard’s gross premiums written increased 25.5% to $768.8 in 2002 while net premiums written were up 26.3% to $691.1.

Markel had another solid year in 2002 with a 96.3% combined ratio compared with 99.4% in 2001 and an increase in underwriting profit to $3.5 from $0.4. Gross premiums written were up 66.9% to $173.4 while net premiums written increased 68.5% to $126.9. In an unforgiving line of business where most other insurers have been extremely unprofitable over the years, Markel continues to outperform the trucking insurance industry through an unrelenting focus on specialization, expertise and a commitment to innovation. Although Markel’s focused approach has allowed it to prosper where others have failed, there remain numerous challenges within the trucking insurance industry. The U.S. tort system is an ever-increasing and hazardous factor for Canadian truckers, while the economic difficulties facing the transportation industry continue to grow. Markel’s multi-year investment in its trucking infrastructure, its innovative services and its unmatched team of experts put the company in a unique position to meet these challenges going forward.

Cessions to CRC (Bermuda) by the Canadian insurance companies are included in the respective results of those companies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

             U.S. Insurance Companies

For the year ended December 31, 2002

	Crum &				Corporate
	Forster	TIG	Falcon	Old Lyme	adjustments		Total
Underwriting profit (loss)	(36.9)	(35.4)	0.2	3.2	3.4	(1)	(65.5)

Combined ratio:
Loss & LAE	72.7%	75.7%	56.0%	56.7%			72.7%
Commissions	10.8%	10.2%	21.1%	29.0%			10.7%
Underwriting expense	19.8%	20.1%	22.7%	7.2%			20.2%

	103.3%	106.0%	99.8%	92.9%			103.6%

Gross premiums written	1,505.9	942.6	89.0	60.7			2,598.2

Net premiums written	1,224.0	635.2	68.1	60.6			1,987.9

Net premiums earned	1,101.7	589.8	65.3	44.8			1,801.6

Underwriting profit (loss)	(36.9)	(35.4)	0.2	3.2	3.4	(1)	(65.5)

Interest and dividends							216.9

Operating income (loss)							151.4

(1)	Intercompany fees

For the year ended December 31, 2001

	Crum &			Corporate
	Forster	TIG	Falcon	adjustments		Total
Underwriting profit (loss)	(245.0)	(538.5)	(4.0)	149.6	(1)	(637.9)

Combined ratio:
Loss & LAE	88.6%	92.4%	76.8%			85.4%
Commissions	13.9%	22.8%	12.8%			20.0%
Underwriting expense	28.6%	16.0%	35.6%			19.9%

	131.1%	131.2%	125.2%			125.3%

Gross premiums written	1,295.5	2,368.1	33.7			3,697.3

Net premiums written	801.9	1,694.9	18.4			2,515.2

Net premiums earned	787.2	1,724.3	15.9			2,527.4

Underwriting profit (loss)	(245.0)	(538.5)	(4.0)	149.6	(1)	(637.9)

Interest and dividends						249.8

Operating income (loss)						(388.1)

(1)	Recovery under the Swiss Re Cover on 1998 and prior losses, as described in more detail under Swiss Re premium on pages 64 and 65

Crum & Forster had an underwriting loss of $36.9 in 2002 compared with $245.0 in 2001, and a combined ratio of 103.3% compared with 131.1% 2001. The significant improvement in Crum & Forster’s combined ratio in 2002 reflects double digit price increases since 2000 and the execution of underwriting, distribution and expense initiatives by the management which joined the company in October 1999. Through management’s actions, Crum & Forster’s expense ratio has declined by 7.6 percentage points from 38.2% in 1999 to 30.6% in 2002. Gross premiums written in 2002 increased by 16.2% to $1,505.9 while net premiums written increased 23.9% (calculating 2001 premiums on a comparable basis) to $1,224.0, principally due to price increases realized during 2002.

TIG includes Ranger’s results on a retroactive basis to January 1, 2002, giving effect to the combination of the two companies’ operations effective April 1, 2002, and TIG’s continuing non-program business consisting of its Hawaii, Accident and Health and Napa excess property, excess casualty and healthcare books of business. TIG’s discontinued MGA-controlled program business is included in the runoff segment with retroactive effect to January 1, 2002. TIG’s continuing operations include cost allocations associated with the discontinued program business. TIG’s special risk operations unit based in Napa, California will operate going forward predominantly as a managing general underwriter (MGU), focusing on excess property and excess casualty insurance. The health care business of this unit will be written through a subsidiary of OdysseyRe (or reinsured by OdysseyRe) effective January 1, 2003. TIG had an underwriting loss of $35.4 in 2002 compared with an underwriting loss of $538.5 in 2001 and a combined ratio of 106.0% in 2002 compared with 131.2% in 2001. The continuing operations of TIG and Ranger had an underwriting loss of $88.5 in 2001 and a combined ratio of 122.9%. Gross premiums written and net premiums written for TIG’s discontinued MGA-controlled program business decreased by 46.5% to $885.2 and by 53.5% to $596.1, respectively, in 2002, while gross premiums written and net premiums written for its continuing operations increased by 32.2% to $942.6 and by 53.5% to $635.2, respectively, principally from the Napa special risk operations. The continuing operations of TIG – the Ranger, Hawaii and Accident and Health businesses, which produced net premiums written of US$213.9 in 2002 – are likely to be transferred during 2003 to a new operating company platform proposed to be named Fairmont Insurance, which will likely also consolidate Old Lyme, which was acquired from Hub International Limited on May 30, 2002. These continuing operations are expected to achieve Fairfax’s objective of underwriting profitability.

Falcon had an underwriting profit of $0.2 in 2002 compared with an underwriting loss of $4.0 in 2001 and had a combined ratio of 99.8% in 2002 compared with 125.2% in 2001. With the acquisition of Winterthur (Asia) in December 2001, Falcon’s net premiums written in 2002 increased by 270.1% to $68.1 (HK$337.8) from $18.4 (HK$90.7) in 2001 and its expense ratio decreased by 4.6 percentage points to 43.8%. Management continues to focus on reducing the expense ratio further.

FAIRFAX FINANCIAL HOLDINGS LIMITED

             Reinsurance

	OdysseyRe(1)
	2002	2001
Underwriting profit (loss)	20.3	(214.7)

Combined ratio:
Loss & LAE	68.9%	80.6%
Commissions	25.3%	27.6%
Underwriting expense	4.9%	7.2%

	99.1%	115.4%

Gross premiums written	2,848.2	1,731.5

Net premiums written	2,489.4	1,483.7

Net premiums earned	2,251.1	1,392.3

Underwriting profit (loss)	20.3	(214.7)
Interest and dividends	175.7	176.1

Operating income (loss)	196.0	(38.6)

(1)	These results differ from those published by Odyssey Re Holdings Corp. (ORH) due to the elimination of intercompany transactions and purchase price and other adjustments made as part of ORH’s IPO.

OdysseyRe had an underwriting profit of $20.3 in 2002 compared with an underwriting loss of $214.7 in 2001 and a combined ratio of 99.1% in 2002 compared to 115.4% in 2001. The substantial improvements in 2002 were a result of management’s underwriting actions, including improvements in pricing as well as terms and conditions, and the company’s opportunistic expansion into better performing lines of business. Net premiums written increased by 67.8% in 2002 to $2,489.4 as a result of improved market conditions, including improved pricing and industry consolidation.

         Interest and Dividends

Interest and dividends declined by 6.4% to $460.0 in 2002. The amount of interest and dividends reflected primarily:

•	lower interest rates which, combined with the maintenance of large cash positions, resulted in a decline in the average pre-tax portfolio yield from 4.26% in 2001 to 3.97% in 2002; and

•	a $0.6 billion increase in the average investment portfolios in 2002 due to strong positive cash flows from OdysseyRe and the Canadian insurance companies as a result of their significant premium growth, and the significant reduction in Crum & Forster’s negative cash flow from operations to US$72 in 2002 from US$284 in 2001, reflecting its improved underwriting results and premium growth since 2000, offset by TIG’s negative cash flow following its discontinuance of its MGA-controlled program business.

         Other Components of Net Earnings

Realized gains. Net realized gains increased in 2002 to $737.7 from $162.3 in 2001 (excluding a realized gain on the OdysseyRe IPO of $51.2). The 2002 realized gains resulted principally from the sale of bonds ($507.3) and the sale of the S&P put contracts ($108.1 net of amortization), and included $31.7 from the repurchase of the company’s notes and trust preferred securities of a subsidiary. Included in net realized gains for the year ended December 31, 2002 is $53.0 of losses on the other-than-temporary writedown of certain bonds and equities (included in the $53.0 of losses is the $31.2 aggregate provision for losses on investments at December 31, 2002 mentioned on page 109). Fairfax’s investment portfolio is managed on a total return basis which views realized gains, although their timing may be unpredictable, as an important and recurring component of the return on investments and consequently of income.

Runoff. The runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (TRG), which was comprised of the outstanding runoff management expertise and experienced, highly respected personnel of TRG, and a wholly-owned insurance subsidiary in runoff, International Insurance Company (IIC). The runoff segment currently consists of two runoff groups: the U.S. runoff group (the merged TIG and IIC, as described below) and the European runoff group (Sphere Drake and RiverStone Insurance (UK), as well as ORC Re, also as described below). Both runoff groups are managed by the dedicated TRG runoff management operation, now usually identified under the RiverStone name, which has substantial personnel in both the U.S. and Europe. (Throughout this Annual Report, for convenience, Wentworth is included in the European runoff group.)

         U.S. runoff group

On August 11, 1999, Fairfax paid US$97 to purchase 100% of TRG’s voting common shares which represented an effective 27.5% economic interest in TRG’s results of operations and net assets. Xerox retained all of TRG’s participating non-voting shares, resulting in an effective 72.5% economic interest in TRG’s results of operations and net assets. Xerox’s wholly-owned subsidiary, Ridge Re, also provided TRG’s wholly-owned runoff subsidiary, IIC, with the vendor indemnity (unutilized coverage of $160 (US$101) at December 31, 2002) referred to under Additional Reinsurance Protection on page 102. IIC’s cessions to Ridge Re are fully collateralized by trust funds in the same amount as the cessions.

On December 16, 2002, Fairfax acquired Xerox’s 72.5% economic interest in TRG, the holding company of IIC, in exchange for payments over the next 15 years of US$425 (US$204 at current value, using a discount rate of 9% per annum), payable approximately US$5 a quarter from 2003 to 2017 and approximately US$128 at the end of 2017. Upon this acquisition, Xerox’s non-voting shares were amended to make them mandatorily redeemable at a capped price and to eliminate Xerox’s participation in the operations of IIC, and a direct contractual obligation was effectively created from Fairfax to Xerox. IIC then merged with TIG to form the U.S. runoff group. This group, currently operating under the TIG name, consists of the IIC operations and the discontinued MGA-controlled program business of TIG (TIG’s continuing

FAIRFAX FINANCIAL HOLDINGS LIMITED

business will operate under a separate platform in 2003) and is under the management of RiverStone.

By merging TIG with IIC, a runoff company with an excellent record, under the expert and respected management of RiverStone, Fairfax is confident that TIG’s runoff business will be well managed and will no longer be a factor in TIG’s or Fairfax’s ongoing operations. Fairfax recognized a charge of $414.2 as a result of strengthening TIG’s reserves by $314.3 (US$200) and incurring a restructuring charge and related charges aggregating $99.9 (US$63.6). The above-described transaction involving shares of TRG resulted in $298.5 (US$188.4) of negative goodwill, as described under Acquisitions on pages 102 to 104.

On January 6, 2003, TIG distributed to its holding company approximately $1.25 billion of assets, including 33.2 million of TIG’s 47.8 million shares of NYSE-listed Odyssey Re Holdings Corp. and all of the outstanding shares of Commonwealth and Ranger. The distributed securities will initially be held in trust for TIG’s benefit, principally pending TIG’s satisfaction of certain financial tests at the end of 2003. Fairfax has guaranteed that TIG will maintain US$500 of statutory surplus at the end of 2003, a risk-based capital of at least 200% at each year-end, and a continuing net reserves to surplus ratio not exceeding 3 to 1. The $1.25 billion of assets distributed by TIG into the trust consists of 33.2 million of the outstanding shares of Odyssey Re Holdings (market value of approximately US$593.6), all of the shares of Commonwealth (GAAP equity of approximately $207.2 million) and all of the shares of Ranger (GAAP equity of approximately $135.8). If Fairfax determines to replace the US$300 of additional adverse development reinsurance which has been provided to TIG by ORC Re with a third party adverse development cover, up to US$300 of these securities will be released from the trust. Substantially all of the remainder will be released if TIG meets the financial tests described above at the end of 2003.

         European runoff group, including ORC Re

The European runoff group consists of three wholly-owned entities: Sphere Drake Insurance and RiverStone Insurance (UK), as well as ORC Re. ORC Re is headquartered in Ireland, which is an attractive entry point to the European market and provides investment and regulatory flexibility. During 2002, substantially all of the non-U.S. runoff operations – RiverStone Stockholm, Sphere Drake Bermuda and CTR’s non-life operations – were consolidated into RiverStone Insurance (UK). Management is continuing the consolidation of its European runoff operations and expects to eventually merge RiverStone Insurance (UK) and Sphere Drake Insurance into one runoff insurance company.

ORC Re reinsures the reinsurance portfolios of RiverStone Insurance (UK) and Sphere Drake Insurance and benefits from the protection provided by the Swiss Re Cover (described below) from aggregate adverse development on claims and uncollectible reinsurance on 1998 and prior net reserves. RiverStone Management (UK), with 243 employees and offices in London, Brighton, Paris and Stockholm, provides the management (including claims handling) of ORC Re’s insurance and reinsurance liabilities and the collection and management of its reinsurance assets. ORC Re also provides consolidated investment and liquidity management services to the European runoff group. In addition to its role in the consolidation of the European runoff companies, ORC Re also has two other mandates, described in the two following paragraphs.

It serves as the entity through which Fairfax primarily provided financing for the acquisition of the U.S. insurance and reinsurance companies. ORC Re’s capital and surplus includes US$1.6 billion of equity and debt financing to Fairfax’s U.S. holding company resulting from the acquisitions of Ranger, OdysseyRe, Crum & Forster and TIG. For each of its U.S. acquisitions, Fairfax financed the acquisition, at the Canadian holding company, with an issue of subordinate voting shares and long term debt. The proceeds of this long term financing were invested in ORC Re’s capital which then provided the acquisition financing to Fairfax’s U.S. holding company to complete the acquisition. At December 31, 2002, ORC Re’s capital and surplus of US$2.0 billion included US$1.6 billion related to equity and debt financing for the acquisition of the U.S. insurance and reinsurance companies. The combined equity of ORC Re and the other European runoff entities (excluding amounts related to equity and debt financing for the acquisition of the U.S. insurance and reinsurance companies) amounted to US$510 at December 31, 2002.

ORC Re reinsures the U.S. insurance companies, including by participating in their reinsurance programs with third party reinsurers, provides TIG and the European runoff companies with benefits of Fairfax’s corporate insurance policy which is ultimately reinsured with a Swiss Re subsidiary (the Swiss Re Cover), and provided post-acquisition reinsurance protection for Crum & Forster and TIG. Commencing in 2002, consistent with the company’s objective of retaining more business for its own account in the favourable insurance market conditions which currently exist, ORC Re participates in the reinsurance programs of affiliated companies’ non-Canadian insurance business with third party reinsurers.

As discussed in the 1999 Annual Report, the major reason for the Swiss Re Cover was to protect Fairfax from development on pre-acquisition claims and related uncollectible reinsurance on its April 13, 1999 acquisition of TIG. ORC Re has provided TIG with benefits of the Swiss Re Cover through an underlying reinsurance policy with TIG. As of December 31, 2002, Fairfax assigned the full benefit of the Swiss Re Cover to ORC Re which had previously provided the indirect benefit of the Swiss Re Cover to TIG and the European runoff companies. At December 31, 2002, there remained US$267.5 of unused protection under the Swiss Re Cover. Although Fairfax remains legally liable for its original obligations with respect to the Swiss Re Cover, under the terms of the assignment agreement ORC Re is responsible to Fairfax for all future premium payments if additional losses are ceded to the Swiss Re Cover.

Every related party transaction of ORC Re, including its provision of reinsurance to affiliates, is effected on market terms and at market prices, and requires approval by ORC Re’s board of directors, two of whose three members are unrelated to Fairfax. ORC Re’s accounts are audited annually by PricewaterhouseCoopers LLP, and its reserves are certified annually by Milliman USA and reviewed by PricewaterhouseCoopers LLP in providing their annual valuation actuary’s report on Fairfax’s consolidated provision for claims, which is included in the Annual Report. Except in cases where the discount is offset by a credit in Fairfax’s acquisition accounting, ORC Re’s reserves are recorded on an undiscounted basis, in accordance with Fairfax’s accounting policy.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below is a summary of the runoff 2002 and 2001 operating results (as noted, the results of ORC Re form part of European runoff):

	2002					2001

			European				European
	TRG	TIG	runoff		Total	TRG	runoff		Total
Gross premiums written	0.4	885.2	20.3		905.9	0.4	78.9		79.3

Net premiums written	0.4	596.1	15.6		612.1	0.4	43.3		43.7

Net premiums earned	0.4	988.5	136.5		1,125.4	0.4	156.4		156.8
Losses on claims	(8.8)	(784.8)	(106.2	) (1)	(899.8)	(15.6)	(207.3	) (1)	(222.9)
Operating expenses	(42.1)	(389.7)	(129.0)		(560.8)	(21.0)	(107.4)		(128.4)
Interest and dividends	58.0	62.8	96.7		217.5	66.4	100.7		167.1

Operating income (loss)	7.5	(123.2)	(2.0)		(117.7)	30.2	(57.6)		(27.4)

(1)	Net of redundancy under the Swiss Re Cover of $22.8 in 2002, and net of recovery under the Swiss Re Cover of $121.1 in 2001, on 1998 and prior losses, as described in more detail under Swiss Re premium beginning below on this page, the benefit of which was indirectly provided to ORC Re in 2001 by Fairfax

The loss of $117.7 resulted primarily from TIG’s discontinued MGA-controlled program business which has been included in the U.S. runoff group with retroactive effect to January 1, 2002. TRG had operating income of $7.5 for 2002 and cumulative operating income of $74.4 since Fairfax’s purchase of an interest in TRG in 1999, as its net investment income exceeds its claims handling costs and its losses on claims, which consist essentially of co-reinsurance under the Ridge Re cover. The European runoff operations have stabilized in 2002 with an operating loss of $2.0. The net premiums written principally arise from the runoff of CTR’s non-life premiums for the 2000 and prior underwriting years.

Claims adjusting. Fairfax’s $10.5 share of Lindsey Morden’s loss in 2002, compared with a $3.9 share of the loss in 2001, reflects Lindsey Morden’s non-recurring charges of $20.0 arising from legal settlement expenses and restructuring of the U.S. operations, partially offset by substantially improved operating earnings (reflecting revenue growth, cost containment and favourable foreign exchange rate movements) from its Canadian, U.K., European and International operations.

Interest expense. Interest expense decreased in 2002 due to the benefit of the company’s interest rate swaps, partially offset by the impact of interest on OdysseyRe’s external debt issued in the fourth quarter of 2001 and at the end of the second quarter of 2002 (interest expense on OdysseyRe’s debt amounted to $12.1 for 2002) and interest on the consideration payable with respect to the acquisition of an additional interest in TRG. In the third quarter of 2002, the company terminated its fixed rate to floating rate interest rate swaps, with the resulting gain being deferred and amortized against future interest expenses.

Swiss Re premium. As part of its acquisition of TIG effective April 13, 1999, Fairfax purchased the Swiss Re Cover, a US$1 billion corporate insurance cover ultimately reinsured with a Swiss Re subsidiary, protecting it on an aggregate basis from adverse development in claims and unrecoverable reinsurance above the aggregate reserves set up by all of its subsidiaries (including TIG Specialty Insurance and Odyssey America Re (formerly TIG Re) but not including other subsidiaries acquired after 1998) at December 31, 1998. With the OdysseyRe IPO, effective June 14, 2001 Odyssey America Re’s and Odyssey Reinsurance Corporation’s claims and unrecoverable reinsurance were no longer protected by the Swiss Re Cover.

In 2002, Fairfax strengthened 1998 and prior reserves and ceded these losses of $8.0 (US$5.1) to the Swiss Re Cover for which it will pay an additional premium of $4.2 (US$2.7) to a funds withheld trust account for the benefit of the Swiss Re subsidiary providing the cover. For the year ended December 31, 2002, investment income (including realized gains) from the assets in the trust account of $78.6 (US$50.0) exceeded the contractual 7% interest credit to the funds withheld account by $46.0 (US$29.2). Since inception of the trust account, the cumulative investment income (including realized gains) has exceeded the cumulative contractual interest credit by $54.5 (US$34.2). The cessions by operating segment to the Swiss Re Cover since inception have been as follows:

	2002	2001	2000	1999	Cumulative

	(US$)
Canadian insurance	(0.1)	11.3	(9.7)	(3.2)	(1.7)
U.S. insurance	2.9	94.9	166.6	186.1	450.5
Reinsurance	–	–	22.6	53.3	75.9
Runoff	2.3	79.6	89.0	14.9	185.8
Kingsmead	–	18.0	4.0	–	22.0

Total	5.1	203.8	272.5	251.1	732.5

As shown in the table, the majority of the cumulative cessions to the Swiss Re Cover resulted from U.S. insurance reserve deficiencies of $450.5 (including $350.7 from TIG and Ranger) and runoff deficiencies of $185.8 (mainly from Sphere Drake).

The premium cost for the Swiss Re Cover was $4.2 for 2002 compared with $143.6 for 2001, reflecting substantially lower cessions. As of December 31, 2002, the benefits of the Swiss Re Cover have been assigned to ORC Re, as discussed in the third paragraph on page 63.

Corporate overhead and other. Corporate overhead and other consists of holding company expenses net of interest income on Fairfax’s cash balances. Holding company expenses consist primarily of compensation related costs of $33.7 and professional fees of $10.9 at the Fairfax holding companies and Hamblin Watsa, $21.1 in costs for Fairfax’s internal e-commerce service company, and expenses of $7.8 at the OdysseyRe holding company.

Other costs and charges. Other costs and charges of $14.2 in 2002 are comprised principally of severance costs at Crum & Forster and at Ranger on its integration with TIG, and costs incurred in connection with Crum & Forster’s contemplated IPO.

Taxes. The company recorded a provision for income taxes in 2002 as a result of operating profits in Canada and the United States compared with a recovery for income taxes in 2001 due to income earned outside Canada at lower rates of tax and operating losses in higher tax rate

FAIRFAX FINANCIAL HOLDINGS LIMITED

jurisdictions, all as summarized in the income tax rate reconciliation table in note 9 to the financial statements.

Non-controlling interests. The non-controlling interests on the company’s consolidated statements of earnings represent the 26.2% public minority interest in OdysseyRe, Xerox’s 72.5% economic interest in TRG to December 16, 2002 and the 25.0% public minority interest in Lindsey Morden, as summarized in the table below.

	2002	2001
OdysseyRe	62.4	(23.2)
TRG	21.6	21.7
Lindsey Morden	(4.4)	(2.0)

	79.6	(3.5)

Balance Sheet Analysis

Cash and short term investments and Marketable securities consist of the holding company’s cash deposits and short term investments which it maintains as a safety net to ensure that it can cover its debt service and operating requirements for some years even if its insurance subsidiaries pay no dividends (see the discussion on page 111). Cash and short term investments consist of the company’s bank operating account, overnight bank deposits and investments in short term government treasury bills. Marketable securities include the company’s investments in various equities.

Accounts receivable and other consists of premiums receivable (net of provisions for uncollectible amounts) of $2.3 billion, funds withheld receivables from cedants and other reinsurance balances of $434.7, receivables for securities sold of $260.2, accrued interest of $146.5, prepaid expenses of $91.6 and other accounts receivable of $356.1.

Recoverable from reinsurers consists of future recoveries on unpaid claims ($10.4 billion), reinsurance receivable on paid losses ($1.0 billion) and unearned premiums from reinsurers ($637.9). Excluding current recoverables, the company’s insurance, reinsurance and runoff companies, with a combined statutory surplus of $6.1 billion, had an aggregate of $10.4 billion of future recoveries from reinsurers on unpaid claims, a ratio of recoveries to surplus which is within industry norms. Please see Reinsurance Recoverables beginning on page 98 for a detailed discussion of amounts recoverable from reinsurers.

Investments in Hub, Zenith National and Advent represent Fairfax’s investment in 28.7%-owned Hub International Limited ($147.7) and 42.0%-owned Zenith National Insurance Corp. ($338.6), both of which are publicly listed companies, and 46.8%-owned Advent Capital Holdings PLC ($73.4).

Deferred premium acquisition costs (DPAC) consist of brokers’ commissions and premium taxes. These are deferred, together with the related unearned premiums (UPR), and amortized to income over the term of the underlying insurance policies. Unlike many companies in the insurance industry, the company does not defer internal underwriting costs as part of DPAC and the recoverability of DPAC is determined without giving credit to investment income. The ratio of DPAC to UPR (18.0% at December 31, 2002) varies from time to time depending on the mix of business being written and the estimated recoverability of DPAC given expected loss ratios on the UPR.

Future income taxes represent amounts expected to be recovered in future years. At December 31, 2002 future income taxes of $1,544.0 (of which $1,102 related to Fairfax Inc., Fairfax’s U.S. holding company, and subsidiaries in its U.S. consolidated tax group) consisted of $1,004.7 of capitalized operating and capital losses ($1,032.9 gross less a valuation allowance of $28.2), and timing differences of $539.3 which represent expenses recorded in the financial statements but not yet deducted for income tax purposes. The capitalized operating losses relate primarily to Fairfax Inc. and its U.S. subsidiaries ($795, including $430 arising on the acquisition of TIG in 1999), where 90% of the losses expire between 2019 and 2022 (none expire before 2010), the Canadian holding company ($23.9), Sphere Drake ($92.2) and CTR ($31.8).

At December 31, 2002, Fairfax’s U.S. consolidated tax group owned less than 80% of OdysseyRe’s outstanding shares and was therefore unable to consolidate OdysseyRe for tax purposes. Following the acquisition of TIG in 1999, the U.S. consolidated tax group has had net operating losses. With the discontinuance of TIG’s MGA – controlled program business and the profitability of Crum & Forster and the other continuing companies, Fairfax expects these net operating losses will be used well within the loss carryforward period.

In order to more quickly use its future income tax asset and for the cash flow benefit of receiving tax sharing payments from OdysseyRe, the company determined that it would be in its best interests to increase its approximately 73.8% interest in OdysseyRe to in excess of 80%, so that OdysseyRe would be included in Fairfax’s U.S. consolidated tax group. Consequently, on March 3, 2003, pursuant to a private agreement, Fairfax Inc. purchased 4,300,000 outstanding common shares of OdysseyRe for US$78.0 (the market price at closing). As consideration, Fairfax Inc. issued US$78.0 of 7-year 3.15% notes exchangeable half in November 2004 into 2,150,000 OdysseyRe common shares and half in February 2005 into 2,150,000 OdysseyRe common shares.

Fairfax has determined that no valuation allowance is required on its future income tax asset as at December 31, 2002 beyond the above-mentioned $28.2 ($58.7 at December 31, 2001: the reduction in 2002 derives from a reduction of the valuation allowance related to its U.K. assets) comprised in its $1,544.0 net asset. Differences between expected and actual future operating results could adversely impact the company’s ability to realize the future income tax asset within a reasonable period of time given the inherent uncertainty in projecting operating company earnings and industry conditions beyond a three to four year period. The company expects to realize the benefit of these capitalized losses from future profitable operations during the loss carryforward period.

The above-mentioned $28.2 valuation allowance recognizes the uncertainty in realizing the benefit of certain of the operating losses depending on the jurisdiction and on the time limit before the losses expire. In determining the need for a valuation allowance, management considers current and expected profitability of the companies and actions being taken to improve profitability, including the elimination of poor performing business. Management reviews the recoverability of the future tax asset and the valuation allowance on a quarterly

FAIRFAX FINANCIAL HOLDINGS LIMITED

basis. The timing differences principally relate to insurance-related balances such as claims, DPAC and UPR; such timing differences are expected to continue for the foreseeable future in light of the company’s ongoing operations.

Goodwill arises on the acquisition of companies where the purchase price paid exceeds the fair value of the underlying net tangible assets acquired. Goodwill at December 31, 2002 arises from Lindsey Morden ($251.7), Lombard’s acquisition of brokers ($21.6), Crum & Forster’s acquisition of Seneca and Transnational ($11.5), Falcon ($7.0) and First Capital ($1.0). In accordance with changes in Canadian accounting standards, effective January 1, 2002 goodwill is no longer amortized to earnings but will be subject to writeoff if and when it is determined that an impairment in value exists. The company assesses the carrying value of goodwill based on the underlying discounted cash flows and operating results of its subsidiaries. Management has compared the carrying value of goodwill balances as at December 31, 2002 and the estimated fair values of the underlying operations and concluded that there was no impairment in the value of goodwill.

Other assets include loans receivable and shares held in connection with the company’s management share purchase and restricted stock grant programs and miscellaneous other balances.

Accounts payable and accrued liabilities include employee related liabilities, amounts due to brokers and agents including contingent commissions, liabilities for operating expenses incurred in the normal course of business, dividends payable to policyholders, salvage and subrogation payable and other similar balances.

Funds withheld payable to reinsurers represent premiums and accumulated accrued interest (at an average interest crediting rate of approximately 7% per annum) on aggregate stop loss reinsurance treaties, principally relating to the Swiss Re Cover ($505.8), OdysseyRe ($368.3), Crum & Forster ($325.2) and TIG ($244.5). In 2002, $120.8 of interest expense accrued to reinsurers on these funds withheld; the company’s total interest and dividend income of $657.7 in 2002 was net of this interest expense. The impact of the interest crediting rate on funds withheld payable to reinsurers on the gross investment yield from the investment portfolio is discussed on page 105. Claims payable under such treaties are paid first out of the funds withheld balances.

Provision for claims consists of the gross amount of individual case reserves established by the insurance and runoff companies, individual case estimates reported by ceding companies to the reinsurance (or runoff) companies and management’s estimate of claims incurred but not reported (IBNR) based on the volume of business currently in force and the historical experience on claims. Please see Provision for Claims beginning on page 69 for a detailed discussion of the company’s provision for claims.

Unearned premiums are described above under Deferred premium acquisition costs.

Purchase consideration payable is the discounted amount payable over the next 15 years for acquiring an additional interest in TRG, as described on page 61.

Non-controlling interests on the company’s consolidated balance sheets represent the minority shareholders’ 26.2% share of the underlying net assets of OdysseyRe ($424.2), 25.0%

share of the underlying net assets of Lindsey Morden ($62.0) and 44.0% share of the underlying net assets of OdysseyRe’s subsidiary, First Capital ($21.9). All of the assets and liabilities, including long term debt, of these companies are included in the company’s consolidated balance sheet.

Excess of net assets acquired over purchase price paid (negative goodwill) represents the aggregate unamortized amount of such excess, which arose as a result of the company’s acquisition of certain companies at prices less than the fair value of the underlying net tangible assets acquired. In accordance with changes in Canadian accounting standards, the balance of negative goodwill of $51.4 was added to the company’s retained earnings as of January 1, 2002 as described in note 2 to the consolidated financial statements.

Provision for Claims

Since 1985, in order to ensure so far as possible that the company’s provision for claims (often called “reserves”) is adequate, management has established procedures so that the provision for claims at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the chief actuary at Fairfax’s head office, and one or more independent actuaries, including an independent valuation actuary whose report appears in each Annual Report.

As noted in the Valuation Actuary’s Report on page 29, Fairfax records the provision for claims on an undiscounted basis. Except in cases where the discount is offset by a credit in Fairfax’s acquisition accounting, Fairfax’s property and casualty insurance, reinsurance and runoff subsidiaries’ reserves are recorded on an undiscounted basis, in accordance with Fairfax’s accounting policy, and consequently none of these subsidiaries generate earnings by virtue of discounting reserves.

In the ordinary course of carrying on their business, Fairfax’s insurance, reinsurance and runoff companies pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Common situations where assets are so pledged, either directly, or to support letters of credit issued for the following purposes, are regulatory deposits (such as with states for workers compensation business), deposits of funds at Lloyd’s in support of London market underwriting, and the provision of security as a non-admitted company, as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $3.8 billion of cash and investments pledged by the company’s subsidiaries, referred to in note 3 to the financial statements, has been pledged in the ordinary course of business to support the subsidiary’s own obligations, as described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).

Claim provisions are established by the case method as claims are reported. The provisions are subsequently adjusted as additional information on the estimated amount of a claim becomes known during the course of its settlement. A provision is also made for management’s calculation of factors affecting the future development of claims including IBNR based on the volume of business currently in force and the historical experience on claims.

FAIRFAX FINANCIAL HOLDINGS LIMITED

As time passes, more information about the claims becomes known and provision estimates are appropriately adjusted upward or downward. Because of the estimation elements encompassed in this process, and the time it takes to settle many of the more substantial claims, several years are required before a meaningful comparison of actual losses to the original provisions can be developed.

The development of the provision for claims is shown by the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Unfavourable development means that the original reserve estimates were lower than subsequently indicated. The $528.9 aggregate unfavourable development in 2002, of which $336.1 relates to TIG (included in runoff), is comprised as shown in the following table:

Canadian insurance subsidiaries	(1.7)
U.S. insurance subsidiaries	37.1
Reinsurance subsidiaries	128.9
Runoff subsidiaries	364.6

528.9

The following table presents a reconciliation of the provision for claims and loss adjustment expense (LAE) for the insurance, reinsurance and runoff lines of business for the past five years. As shown in the table, the sum of the provision for claims for all of Fairfax’s insurance, reinsurance and runoff subsidiaries is $21,165.1 as at December 31, 2002 – the amount shown as Provision for claims on Fairfax’s consolidated balance sheet on page 25.

Reconciliation of Provision for Claims

and LAE as at December 31

	2002	2001	2000	1999	1998
Insurance subsidiaries owned throughout the year – net of indemnification	3,511.0	5,603.8	5,538.5	4,258.2	1,107.6
Insurance subsidiaries acquired during the year	64.0	25.7	71.4	1,187.2	3,802.8

Total insurance subsidiaries	3,575.0	5,629.5	5,609.9	5,445.4	4,910.4

Reinsurance subsidiaries owned throughout the year	3,669.0	3,356.7	3,641.3	2,732.9	2,981.6
Reinsurance subsidiaries acquired during the year	16.2	–	–	1,394.9	1,362.3

Total reinsurance subsidiaries	3,685.2	3,356.7	3,641.3	4,127.8	4,343.9

Runoff subsidiaries owned throughout the year	4,438.8	2,448.6	2,307.7	1,733.0	–
Runoff subsidiaries acquired during the year	–	–	–	873.3	–

Total runoff subsidiaries	4,438.8	2,448.6	2,307.7	2,606.3	–

Federated Life	28.9	29.4	30.7	28.5	26.7
Ranger indemnification	–	–	–	–	14.0

Total provision for claims and LAE	11,727.9	11,464.2	11,589.6	12,208.0	9,295.0
Reinsurance gross-up	9,437.2	10,621.6	8,636.2	8,234.2	3,866.2

Total including gross-up	21,165.1	22,085.8	20,225.8	20,442.2	13,161.2

The seven tables that follow show the reconciliation and the reserve development of the insurance (Canadian and U.S.), reinsurance and runoff subsidiaries’ provision for claims, before the Swiss Re Cover. Cessions to the Swiss Re Cover by group for 2002 and prior years are set out under Swiss Re premium on page 65. Because business is written in various locations, there will necessarily be some distortions caused by foreign exchange fluctuations. The insurance subsidiaries’ tables are presented in Canadian dollars for the Canadian subsidiaries and in U.S. dollars for the U.S. subsidiaries. The reinsurance and runoff subsidiaries’ tables are presented in U.S. dollars as the reinsurance and runoff businesses are substantially transacted in that currency.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Canadian Insurance Subsidiaries

The following table shows for Fairfax’s Canadian insurance subsidiaries the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 1998 through 2002. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

Reconciliation of Provision for Claims –

Canadian Insurance Subsidiaries

	2002	2001	2000	1999	1998
Provision for claims and LAE at January 1	934.8	896.1	890.4	818.8	764.0

Incurred losses on claims and LAE
Provision for current accident year’s claims	652.0	537.3	502.8	561.0	545.3
Increase (decrease) in provision for prior accident years’ claims	(1.7)	43.6	(17.1)	(8.0)	(2.5)

Total incurred losses on claims and LAE	650.3	580.9	485.7	553.0	542.8

Payments for losses on claims and LAE
Payments on current accident year’s claims	(254.2)	(245.5)	(215.0)	(231.0)	(239.4)
Payments on prior accident years’ claims	(297.9)	(296.7)	(265.0)	(250.4)	(248.6)

Total payments for losses on claims and LAE	(552.1)	(542.2)	(480.0)	(481.4)	(488.0)

Provision for claims and LAE at December 31	1,033.0	934.8	896.1	890.4	818.8

The company strives to establish adequate provisions at the original valuation date. It is the company’s objective to have favourable development from the past. The reserves will always be subject to upward or downward development in the future.

The following table shows for Fairfax’s Canadian insurance subsidiaries the original provision for claims reserves including LAE at each calendar year-end commencing in 1992 with the subsequent cumulative payments made from these years and the subsequent re-estimated amount of these reserves. The following Canadian insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year
Acquired
Markel	1985
Federated	1990
Commonwealth	1990
Lombard (and CRC (Bermuda))	1994

Provision for Canadian Insurance Subsidiaries’ Claims Reserve Development

As at
December 31	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Provision for claims including LAE	179.6	185.0	673.8	695.3	746.1	764.0	818.8	890.4	896.1	934.8	1,033.0
Cumulative payments as of:
One year later	56.8	63.0	233.8	219.9	238.9	248.6	250.4	265.0	296.7	297.9
Two years later	87.9	105.5	351.6	355.0	386.4	392.7	409.9	439.6	489.1
Three years later	110.6	127.4	457.7	455.3	494.0	504.8	536.7	594.8
Four years later	126.1	147.3	525.5	532.0	577.1	588.6	642.9
Five years later	137.7	159.5	577.5	585.8	633.4	651.7
Six years later	146.0	166.0	612.7	628.0	672.7
Seven years later	150.6	170.9	645.7	653.5
Eight years later	154.1	175.0	663.2
Nine years later	157.7	177.1
Ten years later	159.1
Reserves re-estimated as of:
One year later	179.9	187.8	677.9	678.6	734.1	761.6	810.8	873.3	939.7	933.1
Two years later	174.8	191.8	676.8	692.9	743.4	758.6	808.3	902.5	948.1
Three years later	171.8	197.8	685.7	704.4	748.5	757.0	833.8	915.4
Four years later	177.5	198.7	688.8	707.1	750.2	780.5	842.0
Five years later	177.4	199.3	695.9	705.7	764.6	788.6
Six years later	178.0	197.7	694.5	718.1	774.4
Seven years later	175.9	198.8	709.7	727.0
Eight years later	178.0	198.7	718.0
Nine years later	177.4	208.2
Ten years later	186.4
Favourable (unfavourable) development	(6.8)	(23.2)	(44.2)	(31.7)	(28.3)	(24.6)	(23.2)	(25.0)	(52.0)	1.7

Note that when in any year there is a reserve strengthening or redundancy for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

After $43.6 of unfavourable development in 2001, as explained in the 2001 Annual Report, the Canadian insurance subsidiaries had favourable development of $1.7 in 2002, consisting of favourable development at Federated ($8.8) and Lombard ($4.8), partially offset by unfavourable development at Markel ($2.0) and Commonwealth ($9.9). Markel’s adverse development resulted from changes in internal claim management practices and primarily affected the 1999 and 2000 accident years; it has been conservatively treated as adverse development rather than as an earlier recognition of the losses with an offsetting reduction in IBNR. Commonwealth’s adverse development relates to exposure on pre-1990 claims.

Future development could be significantly different from the past due to many unknown factors.

U.S. Insurance Subsidiaries

The following table shows for Fairfax’s U.S. insurance subsidiaries the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 1998 through 2002. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reconciliation of Provision for Claims –

U.S. Insurance Subsidiaries

	2002		2001		2000		1999		1998
	(US$)		(US$)		(US$)		(US$)		(US$)
Provision for claims and LAE at January 1 for Ranger, for C&F and Falcon beginning in 1999, for TIG beginning in 2000, for Seneca beginning in 2001 and for Winterthur (Asia) beginning in 2002		2,941.0		3,138.3		3,138.6		2,693.9		184.0

Incurred losses on claims and LAE
Provision for claims and LAE for TIG transferred to runoff at January 1		(1,242.6)		–		–		–		–

Provision for current accident year’s claims		628.6		1,448.3		1,317.1		624.7		104.5
Increase in provision for prior accident years’ claims		23.6		69.4		284.8		29.8		43.8

Total incurred losses on claims and LAE		652.2		1,517.7		1,601.9		654.5		148.3

Payments for losses on claims and LAE
Payments on current accident year’s claims		(179.4)		(434.7)		(434.6)		(272.5)		(40.5)
Payments on prior accident years’ claims		(602.6)		(1,296.4)		(1,215.1)		(755.3)		(70.1)

Total payments for losses on claims and LAE		(782.0)		(1,731.1)		(1,649.7)		(1,027.8)		(110.6)

Provision for claims and LAE at December 31		1,568.6		2,924.9		3,090.8		2,320.6		221.7
Provision for claims and LAE for Old Lyme at December 31		40.5		–		–		–		–
Provision for claims and LAE for Winterthur (Asia) at December 31		–		16.1		–		–		–
Provision for claims and LAE for Seneca Insurance at December 31		–		–		47.5		–		–
Provision for claims and LAE for TIG Specialty Insurance
at December 31		–		–		–		818.0		–
Provision for claims and LAE for C&F at December 31		–		–		–		–		2,466.7
Provision for claims and LAE for Falcon at December 31		–		–		–		–		5.5

Provision for claims and LAE for U.S. insurance subsidiaries at December 31 before indemnification		1,609.1		2,941.0		3,138.3		3,138.6		2,693.9
Reserve indemnification		–		–		–		–		(34.0)

Provision for claims and LAE for U.S. insurance subsidiaries after indemnification		1,609.1		2,941.0		3,138.3		3,138.6		2,659.9
Exchange rate		1.5798		1.5963		1.5020		1.4513		1.5382
Converted to Canadian dollars	C$	2,542.0	C$	4,694.7	C$	4,713.8	C$	4,555.0	C$	4,091.6

The company strives to establish adequate provisions at the original valuation date. It is the company’s objective to have favourable development from the past. The reserves will always be subject to upward or downward development in the future.

The following table shows for Fairfax’s U.S. insurance subsidiaries the original provision for claims reserves including LAE at each calendar year-end commencing in 1993 (the date of Ranger’s acquisition) with the subsequent cumulative payments made from these years and the subsequent re-estimated amounts of these reserves. The following U.S. insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year Acquired
Ranger	1993
C&F	1998
Falcon	1998
TIG	1999
Seneca	2000
Winterthur (Asia)	2001
Old Lyme	2002

Provision for U.S. Insurance Subsidiaries’ Claims Reserve Development

As at	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
December 31	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Provision for claims
including LAE	173.9	154.9	157.8	187.6	184.0	2,693.9	3,138.6	3,138.3	2,941.0	2,998.3
Provision for claims including LAE for TIG
(transferred to runoff)	–	–	–	–	–	–	(769.0)	(1,130.4)	(1,242.6)	(1,389.2)

Provision for claims including LAE	173.9	154.9	157.8	187.6	184.0	2,693.9	2,369.6	2,007.9	1,698.4	1,609.1
Cumulative payments as of:
One year later	78.5	89.1	69.4	79.8	70.1	755.3	804.7	807.3	602.6
Two years later	141.7	130.0	119.9	125.3	128.0	1,363.2	1,428.1	1,193.4
Three years later	169.3	158.7	135.2	157.5	168.9	1,822.7	1,701.8
Four years later	185.8	166.9	155.2	184.1	212.8	2,067.3
Five years later	188.3	179.9	171.8	204.6	222.7
Six years later	194.4	193.9	174.8	209.3
Seven years later	197.7	193.3	175.3
Eight years later	196.5	192.7
Nine years later	195.3
Reserves re-estimated as of:
One year later	171.4	191.0	183.2	196.3	227.8	2,723.7	2,406.8	1,998.5	1,722.0
Two years later	199.6	206.9	190.9	229.1	236.3	2,715.8	2,460.8	2,016.8
Three years later	214.5	216.8	210.8	236.3	251.9	2,765.8	2,474.2
Four years later	222.2	226.0	212.9	246.7	279.0	2,781.0
Five years later	227.6	229.8	216.2	261.1	279.0
Six years later	229.4	232.0	220.6	261.1
Seven years later	232.9	235.7	220.6
Eight years later	236.8	235.7
Nine years later	236.8
Favourable (unfavourable) development	(62.9)	(80.8)	(62.8)	(73.5)	(95.0)	(87.1)	(104.6)	(8.9)	(23.6)

Note that when in any year there is a reserve strengthening or redundancy for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that

FAIRFAX FINANCIAL HOLDINGS LIMITED

prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The U.S. insurance subsidiaries had unfavourable development of US$23.6 in 2002. Crum & Forster’s adverse development of US$20.9 resulted from World Trade Center losses of US$1.3, uncollectible third party deductibles of US$4.2, uncollectible reinsurance and commutation costs of US$2.8, involuntary pools of US$3.4 and unallocated loss adjustment expenses of US$3.3, as well as a strengthening of asbestos, hazardous waste and other latent reserves for accident years 1998 and prior by US$67.8 which was partially offset by redundancies of US$61.9 in non-latent reserves for the same period. Falcon had adverse development of US$3.0, resulting from a reallocation of reinsurance recoveries between accident years, while TIG’s continuing business (including Ranger) had favourable development of US$0.3 (TIG’s unfavourable development on its discontinued business is included in the runoff segment). Seneca had no significant changes in its prior years’ reserve estimates.

Future development could be significantly different from the past due to many unknown factors.

Reinsurance Subsidiaries

The following table shows for Fairfax’s reinsurance subsidiaries the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 1998 through 2002. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

Reconciliation of Provision for Claims –

Reinsurance Subsidiaries

	2002	2001	2000	1999	1998
	(US$)	(US$)	(US$)	(US$)	(US$)
Provision for claims and LAE at January 1 (in 1997, only for Odyssey Reinsurance (New York) and Wentworth)	2,102.8	2,424.3	2,844.2	2,824.0	2,157.7
Provision for claims and LAE for CTR, Sphere Drake, RiverStone Stockholm and Dai Tokyo (UK) (transferred to runoff)	–	(388.2)	(67.4)	(1,264.4)	–

Adjusted provision for claims and LAE at January 1	2,102.8	2,036.1	2,776.8	1,559.6	2,157.7

Incurred losses on claims and LAE
Provision for current accident year’s claims	926.1	739.6	523.6	623.7	504.3
Increase (decrease) in provision for prior accident years’ claims	82.0	45.8	62.1	(15.9)	26.0

	2002		2001		2000		1999		1998
	(US$)		(US$)		(US$)		(US$)		(US$)
Total incurred losses on claims and LAE		1,008.1		785.4		585.7		607.8		530.3

Payments for losses on claims and LAE
Payments on current accident year’s claims		(215.0)		(100.2)		(36.9)		(6.4)		(292.3)
Payments on prior accident years’ claims		(573.5)		(618.5)		(901.3)		(277.9)		(457.3)

Total payments for losses on claims and LAE		(788.5)		(718.7)		(938.2)		(284.3)		(749.6)

Provision for claims and LAE at December 31		2,322.4		2,102.8		2,424.3		1,883.1		1,938.4
Provision for claims and LAE for RiverStone Stockholm and ORC Re at December 31		–		–		–		–		885.6
Provision for claims and LAE for TIG Re at December 31		–		–		–		961.1		–
Provision for claims and LAE for First Capital at December 31		10.3		–		–		–		–

Provision for claims and LAE for reinsurance subsidiaries at December 31		2,332.7		2,102.8		2,424.3		2,844.2		2,824.0
Exchange rate		1.5798		1.5963		1.5020		1.4513		1.5382
Converted to Canadian dollars	C$	3,685.2	C$	3,356.7	C$	3,641.3	C$	4,127.8	C$	4,343.9

The company strives to establish adequate provisions at the original valuation date. It is the company’s objective to have favourable development from the past. The reserves will always be subject to upward or downward development in the future.

The following table shows for Fairfax’s reinsurance subsidiaries the original provision for claims reserves including LAE at each calendar year-end commencing in 1996 (the date of Odyssey Reinsurance (New York)’s acquisition) with the subsequent cumulative payments made from these years and the subsequent re-estimated amount of these reserves. The following reinsurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Wentworth	1996
Odyssey Reinsurance (New York)	1996
CTR (transferred to runoff January 1, 2001)	1997
Sphere Drake (transferred to runoff July 1, 1999)	1997
TIG Re (now Odyssey America Re)	1999
First Capital	2002

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for Reinsurance Subsidiaries’ Claims Reserve Development

	1996	1997	1998	1999	2000	2001	2002
As at December 31	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Provision for claims including LAE	858.5	2,157.7	2,824.0	2,844.2	2,424.3	2,102.8	2,332.7
Provision for claims including LAE for Sphere Drake, RiverStone Stockholm and Dai Tokyo (UK) (transferred to runoff)	–	(886.5)	(1,264.4)	(67.4)	–	–	–
Provision for claims including LAE for CTR (transferred to runoff)	–	(420.4)	(451.7)	(546.5)	(388.2)	–	–

Adjusted provision for claims including LAE	858.5	850.8	1,107.9	2,230.3	2,036.1	2,102.8	2,332.7
Cumulative payments as of:
One year later	119.7	124.9	50.3	630.8	618.5	573.5
Two years later	229.1	231.5	180.1	1,111.8	1,033.0
Three years later	314.0	332.6	288.5	1,403.9
Four years later	387.6	410.0	352.8
Five years later	447.8	464.4
Six years later	505.3
Reserves re-estimated as of:
One year later	850.6	833.6	1,113.9	2,239.5	2,081.9	2,184.8
Two years later	834.3	840.5	1,132.5	2,262.7	2,175.8
Three years later	857.2	847.8	1,117.8	2,348.0
Four years later	868.9	820.1	1,132.2
Five years later	852.1	819.6
Six years later	851.9
Favourable (unfavourable) development	6.6	31.2	(24.3)	(117.7)	(139.7)	(82.0)

Note that when in any year there is a reserve strengthening or redundancy for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The unfavourable development of US$82.0 in 2002 was due to adverse development on the 1996 to 2000 casualty business (US$95.0) in the Americas division (mostly from excess general liability, excess workers compensation and excess medical malpractice) and the London division (mostly from E&O, D&O, commercial auto liability and proportional quota shares on U.S. MGA-controlled program business) and a strengthening of APH reserves for years prior to 1995 (US$15.0), partially offset by favourable development on the 2001 accident year of US$11.0 and 1995 and prior years of US$17.0. The unfavourable development of US$82.0 in

2002 and of $45.8 in 2001 to a large extent reflected the soft insurance markets of the late 1990s.

Future development could be significantly different from the past due to many unknown factors.

Runoff Subsidiaries

The following table shows for Fairfax’s runoff subsidiaries the provision for claims liability for unpaid losses and LAE as originally and as currently estimated since 1998 (the date of RiverStone Stockholm’s acquisition). The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reconciliation of Provision for Claims –

Runoff Subsidiaries

	2002		2001		2000		1999
	(US$)		(US$)		(US$)		(US$)
Provision for claims and LAE at January 1 for RiverStone Stockholm and Sphere Drake, and for TRG beginning in 2000		1,533.9		1,536.4		1,795.8		1,264.5
Provision for claims and LAE for CTR and Dai Tokyo (UK) (transferred to runoff)		–		388.2		67.4		–
Provision for claims and LAE for TIG (transferred to runoff)		1,242.6		–		–		–

		2,776.5		1,924.6		1,863.2		1,264.5

Incurred losses on claims and LAE
Foreign exchange effect on claims		31.7		24.8		5.0		(19.1)
Provision for current accident year’s claims		647.6		46.5		155.7		187.8
Increase in provision for prior accident years’ claims		232.0		184.8		123.1		40.7

Total incurred losses on claims and LAE		911.3		256.1		283.8		209.4

Payments for losses on claims and LAE
Payments on current accident year’s claims		(132.8)		0.1		(46.7)		(99.4)
Payments on prior accident years’ claims		(745.3)		(646.9)		(563.9)		(180.4)

Total payments for losses on claims and LAE		(878.1)		(646.8)		(610.6)		(279.8)

Provision for claims and LAE at December 31		2,809.7		1,533.9		1,536.4		1,194.1
Provision for claims and LAE for TRG at December 31		–		–		–		601.7

Provision for claims and LAE for runoff subsidiaries at December 31		2,809.7		1,533.9		1,536.4		1,795.8
Exchange rate		1.5798		1.5963		1.5020		1.4513
Converted to Canadian dollars	C$	4,438.8	C$	2,448.6	C$	2,307.7	C$	2,606.3

The unfavourable development of US$232.0 in 2002 related to additional development of TIG’s and Sphere Drake’s reserves of US$213.9 and US$28.1 respectively, partially offset by favourable development of RiverStone (UK)’s reserves of US$10.0. The major portion (about US$160) of the development of TIG’s reserves related to workers compensation, sports and leisure general liability and medical malpractice business; the reserve increases in these businesses were mainly from the 2000 and 2001 accident years, although the workers compensation line also experienced significant development on older accident years following a comprehensive review of aged pending cases. The major portion of the rest of TIG’s development related to environmental (ECRA) and excess casualty lines, and the commutation of a ceded aggregate stop loss treaty; the development in these areas was largely from older accident years.

The company strives to establish adequate provisions at the original valuation date. It is the company’s objective to have favourable development from the past. The reserves will always be subject to upward or downward development in the future.

Asbestos, Pollution and Other Hazards

Note:     In this Asbestos, Pollution and Other Hazards section, figures and amounts are in US$ and $ millions except as otherwise indicated. Figures may not add due to rounding. Comparative figures have been restated from those disclosed in the 2001 Annual Report to reflect the uniform exclusion of unallocated loss adjustment expenses.

         General APH Discussion

A number of Fairfax’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims, claims alleging injury, damage or clean up costs arising from environmental pollution, and other health hazard related claims (APH). The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these claims. This uncertainty impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from any other type of contractual claim because there is little consistent precedent to determine what, if any, coverage exists or which, if any, policy years and insurers/ reinsurers may be liable. These uncertainties are exacerbated by inconsistent court decisions and judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts and in others have expanded theories of liability. The industry as a whole is engaged in extensive litigation over these coverages and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify APH exposures. As a result, conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims because of inadequate development patterns and inconsistent emerging legal doctrine.

Since Fairfax’s acquisition of an interest in TRG in 1999, RiverStone has managed the group’s direct APH claims. In light of the intensive claim settlement process for these claims, which involves comprehensive fact gathering and subject matter expertise, management believes it is prudent to have a centralized claim facility to handle these claims on behalf of all the Fairfax groups. RiverStone’s APH claim staff focuses on defending the company’s groups against unwarranted claims, pursuing aggressive claim handling and proactive resolution strategies, and minimizing costs. Over half of the members of this staff are attorneys experienced in asbestos and environmental pollution liabilities. At OdysseyRe a dedicated claim unit also

FAIRFAX FINANCIAL HOLDINGS LIMITED

manages its APH exposure. This unit performs audits of company policyholders with significant asbestos and environmental pollution to assess their potential liabilities. This unit also monitors developments within the insurance industry having a potential impact on their reserves.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from APH exposures at year-end 2002, 2001, and 2000 and the movement in gross and net reserves for those years:

	2002		2001		2000

	Gross	Net	Gross	Net	Gross	Net
U.S. Companies
Provision for APH claims and ALAE at January 1	2,044.8	825.3	2,042.7	769.8	2,360.7	780.3
APH losses and ALAE incurred during the year	218.0	116.1	289.1	119.2	365.7	140.7
APH losses and ALAE paid during the year	321.3	64.8	287.0	63.7	683.6	151.1
Provision for APH claims and ALAE at December 31	1,941.5	876.6	2,044.8	825.3	2,042.7	769.8
European Companies
Provision for APH claims and ALAE at January 1(1)	154.3	102.4	320.6	224.4	260.5	164.0
APH losses and ALAE incurred during the year	39.1	17.1	30.7	23.6	45.0	50.6
APH losses and ALAE paid during the year	9.1	10.9	197.0	145.6	16.5	13.8
Provision for APH claims and ALAE at December 31	184.2	108.5	154.3	102.4	289.1	200.8
Fairfax Total
Provision for APH claims and ALAE at January 1(1)	2,199.1	927.7	2,363.3	994.2	2,621.2	944.3
APH losses and ALAE incurred during the year	257.1	133.2	319.8	142.7	410.7	191.3
APH losses and ALAE paid during the year	330.5	75.7	484.0	209.2	700.1	164.9
Provision for APH claims and ALAE at December 31	2,125.7	985.2	2,199.1	927.7	2,331.8	970.7

(1)	Reflects the inclusion of Dai Tokyo (UK) commencing in 2001

In 2001, the Fairfax groups commuted their assumed liabilities and reinsurance recoverables (excluding certain facultative contracts) balances with Equitas, and settled another commutation involving substantial APH exposure which impacted the reported paid results and reduced the outstanding APH exposures for the European subsidiaries by almost half. In 2000, there was a buyback and cancellation of a major APH exposure policy in Crum & Forster (C&F) (note that the current Crum & Forster is only a small portion of the much larger insurance operation known some time back as Crum & Forster before it was divided into various companies which were sold separately by Talegen). These commutations were beneficial to the company. However, because a commutation (which includes for this purpose a buyback and cancellation) constitutes a prepayment of the commuted claims, the effect of these commutations on the preceding table is to create an unrepresentative amount of paid claims in the year of commutation.

Asbestos Claim Discussion
Asbestos continues to be the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. The company believes that the insurance industry has been adversely affected by judicial interpretations that have had the effect of maximizing insurance recoveries for asbestos claims, from both a coverage and liability perspective. Generally speaking, only policies underwritten prior to 1986 have potential asbestos exposure, since most policies underwritten after this date contained an absolute asbestos exclusion.

Over the past few years the industry has experienced an increase over prior years in the number of asbestos claimants, including claims by individuals who do not appear to be impaired by asbestos exposure. It is generally expected throughout the industry that this trend will continue. The reasons for this evident increase are many: more intensive advertising by lawyers seeking additional claimants, increased focus by plaintiffs on new and previously peripheral defendants, and an increase in the number of entities seeking bankruptcy protection. To date, this continued flow of claims has forced approximately 60 manufacturers and users of asbestos products into bankruptcy. These bankruptcies have, in turn, aggravated both the volume and the value of claims against viable asbestos defendants. Accordingly, there is a high degree of uncertainty with respect to future exposure from asbestos claims, both in identifying which additional insureds may become targets in the future and in predicting the total number of asbestos claimants.

Many coverage disputes with insureds are resolved only through aggressive settlement efforts. Settlements involving bankrupt insureds may include extensive releases which are favorable to the company’s subsidiaries, but which could result in settlements for larger amounts than originally expected. As it has done in the past, RiverStone will continue to aggressively pursue settlement opportunities.

Early asbestos claims focused on manufacturers and distributors of asbestos-containing products. Thus, the claims at issue largely arose out of the products hazard and typically fell within the policies’ aggregate limits of liability. Increasingly, insureds have been asserting that their asbestos claims are not subject to these aggregate limits and that each individual bodily injury claim should be treated as a separate occurrence, potentially creating even greater exposure for primary insurers. Generally, insureds who assert these positions are installers of asbestos products or property owners who allegedly had asbestos on their property. In addition, in an effort to seek additional insurance coverage some insureds that have eroded their aggregate limits are submitting new asbestos claims as “non-products” or attempting to reclassify previously resolved claims as non-products claims. The extent to which insureds will be successful in obtaining coverage on this basis is uncertain, and, accordingly, it is difficult to predict the ultimate size of the claims for coverage not subject to aggregate limits.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures at year-end 2002, 2001, and 2000 and the movement in gross and net reserves for those years (throughout this section TIG includes Ranger, and for consistency and the best presentation for understanding, TIG and IIC are presented separately, notwithstanding their merger in December 2002):

	2002		2001		2000

	Gross	Net	Gross	Net	Gross	Net
U.S. Companies
Provision for asbestos claims and ALAE at January 1	1,172.4	445.3	1,150.9	373.5	1,255.4	294.2
Asbestos losses and ALAE incurred during the year	180.7	126.6	209.8	93.9	405.6	135.7
Asbestos losses and ALAE paid during the year	149.0	36.1	188.3	22.1	510.1	56.4
Provision for asbestos claims and ALAE at December 31	1,204.1	535.8	1,172.4	445.3	1,150.9	373.5
European Companies
Provision for asbestos claims and ALAE at January 1 (1)	96.6	60.1	246.3	165.9	188.9	111.4
Asbestos losses and ALAE incurred during the year	34.4	12.2	28.3	21.7	38.4	41.2
Asbestos losses and ALAE paid during the year	3.4	6.8	178.0	127.5	12.5	10.3
Provision for asbestos claims and ALAE at December 31	127.6	65.5	96.6	60.1	214.8	142.3
Fairfax Total
Provision for asbestos claims and ALAE at January 1 (1)	1,269.0	505.4	1,397.4	539.3	1,444.2	405.5
Asbestos losses and ALAE incurred during the year	215.1	138.9	238.1	115.6	444.0	176.9
Asbestos losses and ALAE paid during the year	152.4	42.9	366.4	149.5	522.6	66.7
Provision for asbestos claims and ALAE at December 31	1,331.7	601.3	1,269.0	505.4	1,365.6	515.7

(1)	Reflects the inclusion of Dai Tokyo (UK) commencing in 2001

Following is an analysis of Fairfax’s U.S. based subsidiaries’ gross and net loss and ALAE reserves for asbestos exposures at year-end 2002, 2001, and 2000 and the movement in gross and net reserves for those years:

	2002		2001		2000

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for asbestos claims and ALAE at January 1	674.6	104.3	661.0	100.7	837.9	62.6
Asbestos losses and ALAE incurred during the year	49.5	40.9	93.2	8.9	231.9	47.8
Asbestos losses and ALAE paid during the year	83.7	4.9	79.7	5.3	408.8	9.7
Provision for asbestos claims and ALAE at December 31	640.3	140.3	674.6	104.3	661.0	100.7
C&F
Provision for asbestos claims and ALAE at January 1	261.5	228.1	236.2	174.1	254.5	164.4
Asbestos losses and ALAE incurred during the year	103.7	67.5	75.9	69.3	51.0	39.3
Asbestos losses and ALAE paid during the year	31.7	30.9	50.6	15.2	69.3	29.6
Provision for asbestos claims and ALAE at December 31	333.5	264.8	261.5	228.1	236.2	174.1
OdysseyRe(1)
Provision for asbestos claims and ALAE at January 1	193.8	107.4	205.6	89.2	118.2	54.7
Asbestos losses and ALAE incurred during the year	20.8	11.7	39.6	15.7	114.0	50.3
Asbestos losses and ALAE paid during the year	24.9	1.1	51.4	(2.5)	26.6	15.8
Provision for asbestos claims and ALAE at December 31	189.7	118.0	193.8	107.4	205.6	89.2
TIG
Provision for asbestos claims and ALAE at January 1	42.6	5.4	48.1	9.4	44.8	12.5
Asbestos losses and ALAE incurred during the year	6.7	6.5	1.1	0.1	8.7	(1.8)
Asbestos losses and ALAE paid during the year	8.8	(0.8)	6.6	4.1	5.4	1.3
Provision for asbestos claims and ALAE at December 31	40.5	12.6	42.6	5.4	48.1	9.4

(1)	Net reserves presented for OdysseyRe exclude cessions under a stop loss agreement with ORC Re Limited, a wholly-owned subsidiary of Fairfax. In its financial disclosures OdysseyRe reports net reserves inclusive of cessions under this reinsurance protection.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The most significant individual asbestos exposures involve traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. IIC, which underwrote insurance generally for Fortune 500 type risks between 1971 and 1986 with mostly high layer excess liability coverages (as opposed to primary or umbrella policies), is exposed to these risks and has the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased recently due to the rising volume of claims, the erosion of much of the underlying limits, and the bankruptcies of target defendants. As reflected above, these direct liabilities are very highly reinsured.

Fairfax’s other U.S. based insurers have asbestos exposure related mostly to insureds that are peripheral defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products as well as premise owners. For the most part, these insureds are defendants on a regional rather than nationwide basis. As the financial assets and insurance recoveries of traditional asbestos defendants have been depleted, plaintiffs are increasingly focusing on these peripheral defendants. C&F is experiencing an increase in asbestos claims on first umbrella policies; compared to IIC, these tend to be smaller insureds with a lower amount of limits exposed. OdysseyRe has asbestos exposure arising from reinsurance contracts entered into before 1984 under which liabilities, on an indemnity or assumption basis, was assumed from ceding companies primarily in connection with general liability insurance policies issued by such cedants. OdysseyRe was part of the Fairfax-wide commutation with Equitas in 2001 and recorded the proceeds received from Equitas as negative paid losses. This served to depress losses paid during that year. TIG has both direct and reinsurance assumed asbestos exposures. Like C&F, the direct exposure is characterized by smaller, regional businesses. Asbestos claims presented to TIG have been, for the most part, primary general liability. TIG’s net retention on its direct exposure is protected by an $89 asbestos and environmental (A&E) reinsurance cover provided by Pyramid Insurance Company (owned by Aegon) which is fully collateralized and reflected in the above table. Additionally, TIG’s assumed exposure is reinsured by ARC Insurance Company (also owned by Aegon) and the current ceded balance of $170, for all claim types, is fully collaterized.

Illustrating the above discussion, the following tables present analyses of the underwriting profiles of IIC, C&F, and TIG. The first table is an analysis of the estimated distribution of all policies, listed by attachment point, against which asbestos claims have been presented:

	Estimated %
	of Total Policies

Attachment Point	IIC	C&F	TIG
$0 to $1	9%	84%	77%
$1 to $10	26%	13%	9%
$10 to $20	31%	1%	4%
$20 to $50	17%	1%	2%
Above $50	17%	1%	8%

Total	100%	100%	100%

The next table is similar, showing the distribution of these same policies by the total amount of limits, as opposed to the total number of policies:

	Estimated % of
	Total Policy Limits

Attachment Point	IIC	C&F	TIG
$0 to $1	5%	66%	15%
$1 to $10	19%	26%	30%
$10 to $20	29%	2%	11%
$20 to $50	20%	3%	9%
Above $50	27%	3%	35%

Total	100%	100%	100%

Reserves for asbestos cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, two of the company’s subsidiaries, IIC and C&F, which have the bulk of Fairfax’s asbestos liabilities, evaluate their asbestos exposure on an insured-by-insured basis. Since the mid-1990s these entities have utilized sophisticated, non-traditional methodologies, which draw upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a comprehensive ground-up, exposure-based analysis, which constitutes industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation, the following factors are considered: available insurance coverage, including the role of any umbrella or excess insurance which have been issued to the insured; limits, deductibles and self insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; the potential role of other insurance; and applicable coverage defenses. The evaluations are based on current trends without any assumption of potentially favorable legislation in the future.

In addition to estimating liabilities for reported asbestos claims, IIC and C&F estimate reserves for additional claims to be reported in the future as well the reopening of any claim closed in the past. This component of the total reported IBNR reserve is estimated using information as to the reporting patterns of known insureds, historical settlement costs per insured, and characteristics of insureds such as limits exposed, attachment points, and the number of coverage years.

Once the gross ultimate exposure for indemnity and allocated loss adjustment expense is determined for each insured and policy year, IIC and C&F estimate the amount ceded to reinsurers by reviewing the applicable facultative and treaty reinsurance, and examining past ceded claim experience.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Given the maturity of its asbestos reserving methodology and the favorable comments received from outside parties, both IIC and C&F believe that the approach is reasonable and comprehensive.

Since their asbestos exposure is considerably less than IIC and C&F, OdysseyRe and TIG do not use the above methodology to establish asbestos reserves. Case reserves are established where sufficient information has been developed to indicate the involvement of a specific insurance policy, and at OdysseyRe may include an additional amount as determined by the company’s dedicated asbestos and environmental pollution claims unit based on the claims audits of cedants. In addition, bulk IBNR reserves based on various methods such as loss development, market share, and frequency and severity utilizing industry benchmarks of ultimate liability are established to cover additional exposures on both reported and unasserted claims as well as for allocated claim adjustment costs.

The following table presents the carried gross reserves at IIC and C&F by insured category:

					Average
	Number of	% of Total	Total	% of Total	Reserve
	Accounts	2002 Paid	Reserves	Reserves	per Account
IIC
Accounts with Settlement Agreements
Structured Settlements	1	0.2%	47.6	7.4%	48
Coverage in Place	7	95.1%	290.8	45.4%	42

Total	8	95.2%	338.4	52.8%	42

Other Open Accounts
Active(1)	13	2.2%	57.9	9.0%	4
Not Active	159	1.7%	89.8	14.0%	1

Total	172	3.9%	147.6	23.1%	1

Additional Unallocated IBNR	–	–	111.0	17.3%

Total Direct	180	99.1%	597.0	93.2%

Assumed Reinsurance		0.9%	43.3	6.8%

Total		100.0%	640.3	100.0%

					Average
	Number of	% of Total	Total	% of Total	Reserve
	Accounts	2002 Paid	Reserves	Reserves	per Account
C&F
Accounts with Settlement Agreements
Structured Settlements	1	0.0%	1.9	0.6%	2
Coverage in Place	3	5.1%	31.3	9.4%	10

Total	4	5.1%	33.2	9.9%	8

Other Open Accounts
Active(1)	127	91.6%	170.0	51.0%	1
Not Active	296	3.3%	62.4	18.7%	0

Total	423	94.9%	232.4	69.7%	1

Additional Unallocated IBNR	–	–	68.0	20.4%

Total Direct	427	100.0%	333.5	100.0%

(1)	Accounts with any past paid indemnity

As shown, the majority of the direct asbestos exposure at IIC is from insureds with current settlement agreements in place. The one listed active structured settlement is an agreement to a fixed amount to be paid over a five-year period beginning in 2010. The carried reserves support the ultimate stream of these payments without any consideration for discounting. The seven coverage-in-place agreements provide specific amounts of insurance coverage and may include annual caps on payments. Reserves are established based on the evaluation of the various exposure factors affecting asbestos claims (these were previously discussed more fully in the above paragraphs) and are set equal to the undiscounted expected payout under each agreement. Of all the other open accounts only 13 are considered active – i.e. an account with a prior indemnity payment. These other open accounts are not deemed to be as significant and arise mostly from “third tier” or smaller exposures, as the average expected gross loss for the active accounts is $4 as compared to an average of $42 for those accounts with settlement agreements. Reserves for each of these other open accounts are also established based on a similar exposure analyses. Additional unallocated IBNR represents a loss reserve provision for additional claims to be reported in the future as well the reopening of any claim closed in the past. (The considerations for this provision were previously discussed.) Reflecting its historical underwriting profile, C&F has only a handful of settlement agreements in place as the vast majority of its asbestos claims arise from peripheral defendants who tend to be smaller insureds with a lower amount of limits exposed as evidenced by its low average gross reserve amount per account. C&F is the lead insurer on fewer than 10% of its reported asbestos claims.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Recently, there has been a rash of bankruptcies stemming from an increase in asbestos claimants and now totals some 60 companies. The following table presents an analysis of IIC’s and C&F’s exposure to these entities and shows the potential future exposure:

	IIC		C&F

	Number of	Remaining	Number of	Remaining
	Bankruptcies	Policy Limits	Bankruptcies	Policy Limits
No insurance coverage issued to policyholder	42	–	44	–
Accounts resolved	11	–	13	–
No exposure due to asbestos exclusions	2	–	0	–
Potential future exposure	5	112	3	16

Total	60	112	60	16

As part of the overall review of its asbestos exposure, Fairfax compares its level of reserves to various industry benchmarks. The most widely reported benchmark is the survival ratio, which represents the outstanding loss and ALAE reserves (including IBNR) at December 31 divided by the average paid loss and ALAE expenses for the past three years. The three year historical period is consistent with the period used by A.M. Best for this purpose. Two adjustments should be made to make this statistic meaningful. One, because there is a high degree of certainty regarding the ultimate liabilities for those claims subject to settlement agreements, it is appropriate to exclude those outstanding loss reserves and historical loss payments; and two, additional reinsurance coverage which will protect any adverse development of the reported reserves needs to be considered. The following table presents both the unadjusted and adjusted asbestos survival ratios for IIC, C&F and OdysseyRe:

		Amounts	Amounts
		Subject to	Net of
		Settlements	Settlements
	Reported	Agreements	Agreements
IIC
Net Loss and ALAE Reserves	140.3	4.2	136.1
3-year average net paid losses and ALAE	6.6	1.2	5.4
3-year Survival Ratios (before reinsurance protection)	21.2		25.1
3-year Survival Ratios (after reinsurance protection)	24.9		29.7
C&F
Net Loss and ALAE Reserves	264.8	11.6	253.2
3-year average net paid losses and ALAE	25.2	8.7	16.5
3-year Survival Ratios (before reinsurance protection)	10.5		15.3
3-year Survival Ratios (after reinsurance protection)	17.0		25.3

		Amounts	Amounts
		Subject to	Net of
		Settlements	Settlements
	Reported	Agreements	Agreements
OdysseyRe
Net Loss and ALAE Reserves	118.0	–	118.0
3-year average net paid losses and ALAE	4.8	–	4.8
3-year Survival Ratios	24.6		24.6
Adjusted 3-year Survival Ratios	8.6		8.6
(Adjusted for the Equitas commutation in 2001)

The survival ratio after reinsurance protection includes the remaining indemnification at IIC of $25 net from Ridge Re (this is the estimated portion of the remaining $101 indemnification attributable to adverse net loss reserve development), while the C&F survival ratio after reinsurance protection includes the remaining indemnification of $100 for Inter-Ocean (part of the American Re group) and $65 for Swiss Re ($100 of limit less $35 premium cost).

Another industry benchmark which is reviewed by Fairfax is the relationship of asbestos loss and ALAE reserves to the estimated ultimate asbestos loss – i.e. the sum of cumulative paid losses and the year-end outstanding loss reserves. These comparisons are presented in the following table:

	Gross		Net

		% of Total		% of Total
IIC
Paid Loss and ALAE as of 12/02(1)	404.0	39%	39.1	22%
Reserves (case and IBNR as of 12/02)	640.3	61%	140.3	78%

Ultimate Loss and ALAE as of 12/02	1,044.3	100%	179.5	100%
C&F
Paid Loss and ALAE as of 12/02	433.0	56%	208.4	44%
Reserves (case and IBNR as of 12/02)	333.5	44%	264.8	56%

Ultimate Loss and ALAE as of 12/02	766.5	100%	473.2	100%
OdysseyRe
Paid Loss and ALAE as of 12/02	322.0	63%	107.9	48%
Reserves (case and IBNR as of 12/02)	189.7	37%	118.0	52%

Ultimate Loss and ALAE as of 12/02	511.7	100%	225.9	100%
A.M. Best(2)
Paid Loss and ALAE as of 12/01			24	37%
Reserves (case and IBNR as of 12/01)			41	63%

Ultimate Loss and ALAE as of 12/01			65	100%

(1)	Paid Loss and ALAE as of 12/02 excludes payments of $1,345 and $24, on a gross and net basis respectively, from a settlement with one large asbestos manufacturer.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(2)	Extracted from A.M. Best Report dated October 28, 2002. This report stated that the industry had paid $24 billion on asbestos losses as of December 31, 2001, or about 37% of A.M. Best Co.’s total ultimate industry loss estimate of $65 billion.

In May 2001, A.M. Best Co. raised its estimate of ultimate asbestos losses for the property/ casualty industry to $65 billion, from its 1997 estimate of $40 billion. Based on the fact that the industry had cumulative paid-to-date losses of $24 billion, A.M. Best Co. estimated that the industry would pay an additional $41 billion in the future to resolve its asbestos liabilities, or about 63% of its indicated ultimate asbestos loss as of December 2001. This is in contrast to the 35% ratio based on actual reserves reported by the industry at that time.

As a result of the processes, procedures and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2002 are appropriate based upon known facts, current law and management’s judgment. However, there are a number of uncertainties surrounding the ultimate value of these claims which may result in changes in these estimates as new information emerges. Among these are the following: the unpredictability inherent in litigation, any impact from the bankruptcy protection sought by asbestos producers and defendants, an unanticipated increase in the number of asbestos claimants, the resolution of disputes pertaining to the amount of coverage for “non-products” claims asserted under premises/ operations general liability policies, and future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social or economic environments and their impact on future asbestos claim development. The carried asbestos reserves also do not reflect any benefit from future legislative reforms.

         Environmental Pollution Discussion

Hazardous waste sites present another significant potential exposure. The federal “Superfund” law and comparable state statutes govern the cleanup and restoration of toxic waste sites and formalize the concept of legal liability for cleanup and restoration by “potentially responsible parties” (PRPs). These laws establish the means to pay for cleanup of waste site if PRPs fail to do so, and to assign liabilities to PRPs. Most PRPs named to date are parties who have been generators, transporters, past or present land owners or past or present site operators. Most sites have multiple PRPs. Most insurance policies issued to PRPs were not intended to cover the costs of pollution cleanup. Pollution was not a recognized hazard at the time many of these policies were issued. Over time judicial interpretations in many cases have expanded the scope of coverage and liability beyond the original intent of the policies. Since 1986, however, most general liability policies exclude coverage for such exposures.

There is great uncertainty involved in estimating liabilities related to these exposures. First, the number of waste sites subject to cleanup is unknown. To date, approximately 1,500 cleanup sites have been identified by the Environmental Protection Agency (EPA) and included in its National Priorities List (NPL). State authorities have identified many additional sites. Second, the liabilities of the insured themselves are difficult to estimate. At any given site, the allocation of remediation cost among the PRPs varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions on several issues. These uncertainties are unlikely to be resolved in the near future.

Uncertainties also remain as to the Superfund law itself. The excise tax imposed to fund Superfund lapsed at the end of 1995 and has not been renewed. While a number of proposals to reform Superfund have been put forward by various parties, no reforms have been enacted by Congress since then. It is unclear what position Congress or the Bush administration will take and what legislation, if any, will be enacted in the future. At this time, it is not possible to predict what form any reforms might take and the effect on the insurance industry. In the absence of federal movement on Superfund, though, the enforcement of Superfund liability is shifting to the states who are reconsidering state-level cleanup statutes and regulations. As individual states move forward, the potential for conflicts among states becomes greater, increasing the uncertainty of the cost to remediate state sites.

Within Fairfax, environmental pollution losses have been developing as expected over the past few years as a result of stable claim trends. Claims against Fortune 500 companies are declining, and while insureds with single-site exposures are still active, RiverStone has resolved the majority of disputes with respect to insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from pollution exposures at year-end 2002, 2001, and 2000 and the movement in gross and net reserves for those years:

	2002		2001		2000

	Gross	Net	Gross	Net	Gross	Net
U.S. Companies
Provision for pollution claims and ALAE at January 1	657.8	306.1	664.9	333.8	816.4	409.2
Pollution losses and ALAE incurred during the year	33.7	(14.4)	45.5	(0.2)	(66.4)	(24.6)
Pollution losses and ALAE paid during the year	135.6	27.8	52.5	27.4	85.1	50.8
Provision for pollution claims and ALAE at December 31	556.0	263.9	657.8	306.1	664.9	333.8
European Companies
Provision for pollution claims and ALAE at January 1	57.7	42.3	74.3	58.5	71.6	52.7
Pollution losses and ALAE incurred during the year	4.6	4.9	2.5	1.9	6.6	9.4
Pollution losses and ALAE paid during the year	5.7	4.2	19.0	18.1	4.0	3.5
Provision for pollution claims and ALAE at December 31	56.6	43.0	57.7	42.3	74.3	58.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2002		2001		2000

	Gross	Net	Gross	Net	Gross	Net
Fairfax Total
Provision for pollution claims and ALAE at January 1	715.6	348.4	739.2	392.3	888.0	461.8
Pollution losses and ALAE incurred during the year	38.3	(9.5)	48.0	1.6	(59.8)	(15.2)
Pollution losses and ALAE paid during the year	141.3	32.0	71.5	45.5	89.1	54.3
Provision for pollution claims and ALAE at December 31	612.6	306.9	715.6	348.4	739.2	392.3

Following is an analysis of Fairfax’s U.S. based subsidiaries’ gross and net loss and ALAE reserves from pollution exposures at year-end 2002, 2001, and 2000 and the movement in gross and net reserves for those years:

	2002		2001		2000

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for pollution claims and ALAE at January 1	335.0	103.5	320.9	114.5	453.6	164.8
Pollution losses and ALAE incurred during the year	34.3	(27.4)	35.1	(8.7)	(80.9)	(32.5)
Pollution losses and ALAE paid during the year	66.2	(5.0)	21.0	2.2	51.8	17.9
Provision for pollution claims and ALAE at December 31	303.1	81.1	335.0	103.5	320.9	114.5
C&F
Provision for pollution claims and ALAE at January 1	151.7	124.8	170.6	145.4	192.0	167.2
Pollution losses and ALAE incurred during the year	(22.0)	(3.0)	1.0	2.0	(3.0)	(3.0)
Pollution losses and ALAE paid during the year	15.7	15.9	19.9	22.7	18.4	18.8
Provision for pollution claims and ALAE at December 31	114.1	105.8	151.7	124.8	170.6	145.4
OdysseyRe(1)
Provision for pollution claims and ALAE at January 1	55.5	46.9	53.4	44.3	44.6	35.4
Pollution losses and ALAE incurred during the year	8.0	5.8	6.7	3.3	10.5	10.4
Pollution losses and ALAE paid during the year	17.8	6.5	4.6	0.7	1.7	1.5
Provision for pollution claims and ALAE at December 31	45.7	46.2	55.5	46.9	53.4	44.3
TIG
Provision for pollution claims and ALAE at January 1	115.7	30.9	120.0	29.6	126.1	41.8

	2002		2001		2000

	Gross	Net	Gross	Net	Gross	Net
Pollution losses and ALAE incurred during the year	13.3	10.2	2.7	3.2	7.0	0.5
Pollution losses and ALAE paid during the year	35.9	10.4	7.0	1.8	13.2	12.7
Provision for pollution claims and ALAE at December 31	93.2	30.8	115.7	30.9	120.0	29.6

(1)	Net reserves reported for OdysseyRe exclude cessions under a stop loss agreement with ORC Re Limited, a wholly-subsidiary of Fairfax. In its financial disclosures OdysseyRe reports net reserves inclusive of cessions under this reinsurance protection.

Many insureds have presented claims against various Fairfax subsidiaries for defense costs and for indemnification in connection with environmental pollution matters. As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues the methodology used by the groups to establish pollution reserves is similar to that used for asbestos liabilities. IIC and C&F evaluate the exposure presented by each insured and the anticipated cost of resolution utilizing ground-up, exposure-based analysis that constitutes industry “best practice” approach for pollution reserving. As with asbestos these methods were vetted with outside actuarial consultants and deemed to be reasonable and comprehensive.

In the course of performing these individual insured assessments the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of PRPs at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction. A provision for IBNR is developed, again using methodology similar to that for asbestos liabilities, and an estimate of ceded reinsurance recoveries is calculated. At TIG, a bulk reserving approach is employed based on industry benchmarks of ultimate liability to establish reserves for both reported and unasserted claims as well as for allocated claim adjustment costs.

The following table presents the pollution survival ratios based on net loss and ALAE reserves for IIC, C&F and OdysseyRe:

	IIC	C&F	OdysseyRe
Net Loss and ALAE Reserves	81.1	105.8	46.2
3-year average net paid losses and ALAE	5.0	19.1	2.9
3-year Survival Ratios	16.1	5.5	15.9

To the extent that the reinsurance protection described in the first paragraph on page 91 is not used by IIC or C&F for asbestos claims, it would be available for pollution claims and would significantly improve the above survival ratios.

FAIRFAX FINANCIAL HOLDINGS LIMITED

         Other Mass Tort/Health Hazards Discussion

In addition to asbestos and pollution, Fairfax faces exposure to other types of mass tort claims. These “health hazards” include breast implants, pharmaceutical products, lead paint, noise-induced hearing loss, tobacco, mold and chemical products. Management believes that as a result of its historical underwriting profile and its focus of excess liability coverage on Fortune 500 type entities, IIC has the bulk of these potential exposures within Fairfax. Presently, management believes that tobacco, lead paint and mold are the most significant health hazard exposures facing Fairfax.

As of this date, tobacco companies have not aggressively pursued insurance coverage for tobacco bodily injury claims. One notable exception is a Delaware state court coverage action, Liggett Group, Inc. v. Admiral Ins. Co., in which the Supreme Court of Delaware held in favor of the insurers on four issues: 1) tobacco health hazard exclusions, 2) products hazard exclusions, 3) advertising liability, and 4) named insured provision.

There are no active claims submitted by manufacturers to IIC. One tobacco manufacturer and its parent company have submitted notices of tobacco-related claims to TIG. One smokeless tobacco manufacturer has submitted notices of tobacco-related claims to C&F and has brought a declaratory judgment action. In addition, a small number of notices from distributors/ retailers have also been submitted to TIG and C&F. In most instances these distributors/ retailers have reported that they have secured indemnification agreements from tobacco manufacturers.

RiverStone is monitoring developments in tobacco litigation throughout the country. To date, the tobacco manufacturers have reached settlements in the Broin flight attendants’ class action, and lawsuits brought by the states’ attorneys general, led by Mississippi, Florida, Texas and Minnesota. With one exception, all adverse verdicts against manufacturers from individual suits and class actions, including multi-billion dollar punitive damages awards, are on appeal. The outcome of the pending appeals may impact the manufacturers’ liability as well as their pursuit of insurance coverage.

RiverStone is also monitoring developments in lead paint litigation throughout the country. To date, the paint manufacturers have not entered into any settlements in the underlying matters and have not been the subject of significant adverse verdicts. Accordingly, all payments for manufacturers to date have been for defense, and no payments have been made for manufacturers under any excess insurance issued by Fairfax. The main roadblock to plaintiffs’ success in pursuing paint manufacturers has been their inability to satisfy the burden of product identification. Should the plaintiffs succeed on a market share theory or in scientifically demonstrating which company manufactured the paint product, the lead paint industry will likely seek coverage for their losses. To date, a few Fairfax subsidiaries have received notices of governmental, individual and class actions filed against the paint industry. In addition, two paint manufacturers brought coverage actions against their respective insurers, including certain Fairfax subsidiaries which allegedly issued excess policies. In Glidden, the Court held that the current Glidden entity is not entitled to coverage under policies issued to a predecessor, SCM Corporation. The corporate succession ruling has been appealed by Glidden.

Fairfax subsidiaries are increasingly being asked to defend and indemnify mold property damage and bodily injury claims. The majority of such claims are property damage claims arising in the construction defect context. Despite the media attention regarding health hazards allegedly associated with mold exposure, to date, mold bodily injury claims have not presented significant exposure to Fairfax companies. This is largely because of the failure of plaintiffs to prove a causal relationship between bodily injury and exposure to mold. Though plaintiffs’ lawyers and the media have likened mold to asbestos, there is a consensus among insurance industry analysts that mold will not become “the next asbestos” for the commercial insurance industry. Current mold exclusions should act to stem the tide of such claims, particularly since the alleged injuries do not have long latency periods. Thirty-two states have approved mold exclusions. Many states that have not approved mold exclusions have approved modest sublimits of liability for mold claims.

Following is an analysis of IIC’s and C&F’s gross and net reserves from health hazard exposures at year-end 2002, 2001, and 2000 and the movement in gross and net reserves for those years:

	2002		2001		2000

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for health hazards claims and ALAE at January 1	177.5	46.6	188.8	31.5	226.7	21.0
Health hazards losses and ALAE incurred during the year	7.8	0.6	31.7	22.2	26.1	29.4
Health hazards losses and ALAE paid during the year	34.4	(1.5)	43.0	7.2	63.9	18.9
Provision for health hazards claims and ALAE at December 31	150.8	48.7	177.5	46.6	188.8	31.5
C&F
Provision for health hazards claims and ALAE at January 1	37.0	27.3	38.1	31.1	62.1	55.9
Health hazards losses and ALAE incurred during the year	(4.2)	3.3	2.1	3.2	0.5	0.2
Health hazards losses and ALAE paid during the year	2.3	2.3	3.2	7.0	24.5	25.1
Provision for health hazards claims and ALAE at December 31	30.5	28.3	37.0	27.3	38.1	31.1

Similar to asbestos and pollution, traditional actuarial techniques cannot be used to estimate ultimate liability for these exposures. Some claim types, such as breast implants and pharmaceutical products, were first identified ten or more years ago. For these exposures, the reserve estimation methodology at IIC is similar to that for asbestos and pollution – i.e. an exposure-based approach based on all known, pertinent facts underlying the claim. This methodology cannot at the present time be applied to other claim types such as tobacco or lead paint as there are a number of significant legal issues yet to be resolved, both with respect to the insured’s liability and the application of insurance coverage. For these claim types, a

FAIRFAX FINANCIAL HOLDINGS LIMITED

bulk IBNR reserve is developed based on benchmarking methods utilizing the ultimate cost estimates of more mature health hazard claims. The bulk reserve also considers the possibility of entirely new classes of health hazard claims emerging in the future. C&F sets reserves at a selected survival ratio (currently using 10 years) and selects a gross to net ratio based on the gross to net ratio of historical payments.

         Summary

Management believes that the APH reserves reported at December 31, 2002 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions and the reserving methodologies employed. These APH reserves are continually monitored by management and reviewed extensively by independent consulting actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis and reviews of the APH exposures. However, to the extent that future social, economic, legal or legislative developments alter the original intent of the policies and scope of coverage, particularly as they relate to asbestos and pollution claims, additional increases in loss reserves may emerge in future periods. It is important to note that the reinsurance protection discussed under Additional Reinsurance Protection on pages 101 and 102 would apply to any adverse development of APH reserves.

Reinsurance Recoverables

Fairfax’s subsidiaries purchase certain reinsurance so as to reduce their liability on the insurance and reinsurance risks which they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, a company must have high A.M. Best and/or Standard & Poor’s ratings and maintain capital and surplus exceeding US$500. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary, including IIC. The risk of uncollectible reinsurance has been mitigated by the additional reinsurance protection outlined under Additional Reinsurance Protection on pages 101 and 102.

The following table shows Fairfax’s top 50 reinsurance groups (based on gross reinsurance recoverable net of specific provisions for uncollectible reinsurance) at December 31, 2002. These 50 reinsurance groups represent 90.9% of Fairfax’s $11,992.9 in total reinsurance recoverable (which total is net of bad debt reserves aggregating $971.2).

		A.M. Best
		Rating	Gross	Net
		(or S&P	Reinsurance	Reinsurance
Group	Principal Reinsurers	equivalent)(1)	Recoverable(2)	Recoverable(3)
Swiss Re	European Reinsurance Co. of Zurich	A++	2,325.4	1,456.9
Munich Re	American Reinsurance	A+	1,127.7	466.4
Great West Life	London Life & Casualty Re	A	881.1	25.6
Xerox	Ridge Reinsurance Ltd.	NR	753.1	–
Lloyd’s	Lloyd’s of London Underwriters	A–	605.8	578.1
General Electric	Employers Reinsurance Company	A+	433.4	426.4
Aegon	ARC Re & Pyramid Insurance Companies	AA–(4)	412.9	4.4
Berkshire Hathaway	General Reinsurance Corp.	A++	377.1	348.7

		A.M. Best
		Rating	Gross	Net
		(or S&P	Reinsurance	Reinsurance
Group	Principal Reinsurers	equivalent)(1)	Recoverable(2)	Recoverable(3)
Gerling Global	Gerling Global International Re	NR	285.8	86.6
Ace	Insurance Co. of North America	A	275.5	267.2
St. Paul	Mountain Ridge Insurance Co. of N.A.	A	242.2	159.5
Royal & Sun Alliance	Security Ins. Co. of Hartford	A–	223.0	232.7
AIG	Transatlantic Re	A++	213.8	198.8
Chubb	Federal Insurance Co.	A++	191.6	180.4
SCOR	SCOR	A–	166.1	136.5
HDI	Hannover Ruckversicherungs	A+	164.8	101.7
AXA	AXA Corporate Solutions	A	162.1	90.5
CNA	Continental Casualty	A	158.3	148.9
Zurich Re	Centre Solutions (Bermuda)	A	144.5	124.2
Everest	Everest Reinsurance Co.	A+	127.9	117.6
Aon	Aon Indemnity(5)	A–(5)	124.2	124.2
Hartford	New England Re	A+	122.3	119.1
Converium	Converium Reins. North America Inc.	A	118.8	97.6
XL	XL Reinsurance America Inc.	A+	115.2	104.8
Tawa	CX Reinsurance	NR	79.4	70.9
Arch Capital	Arch Reinsurance Ltd.	A–	67.8	16.4
American Financial	Great American Assurance Co.	A	62.4	66.6
PartnerRe	Partner Reinsurance Co. of US	A+	60.1	39.3
Allstate	Allstate	A+	58.4	57.2
White Mountains	Folksamerica Reinsurance Co.	A–	57.1	50.9
Trenwick	Trenwick America Reinsurance Co.	C	55.4	41.0
PMA	PMA Capital Insurance Co.	A–	53.0	43.4
Manulife	Manufacturers P&C Barbados	A++	52.6	27.0
Aioi	Aioi Insurance Co. Ltd.	A	51.7	47.8
Nationwide	Nationwide Mutual Insurance	A+	47.9	48.3
PXRE	PXRE Reinsurance Co.	A	45.2	45.0
Sompo	Sompo Japan Insurance Inc.	A+	41.8	41.1
Travelers	Travelers Indemnity Co.	A++	41.1	40.7
FM Global	Factory Mutual Insurance Co.	A+	39.8	40.9
Duke’s Place	Seaton Insurance Co.	NR	38.8	38.8
Liberty Mutual	Employers Insurance of Wausau	A+	36.2	31.7
Allianz	Cornhill Insurance Co.	A++	35.9	33.8
Toa Re	Toa Reinsurance Co. America	A+	32.6	27.1
YMCA	Y Mutual Insurance	NR	30.5	17.2
Bay Care Hospital System	BCHS Insurance Co.	NR	30.5	–
Markel Corp.	Terra Nova Insurance Co.	B++	26.9	23.5
Unum/Provident	Unum Life Insurance of America	A	26.7	26.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

		A.M. Best
		Rating	Gross	Net
		(or S&P	Reinsurance	Reinsurance
Group	Principal Reinsurers	equivalent)(1)	Recoverable(2)	Recoverable(3)
HCC	Houston Casualty Co.	A+	26.6	21.3
KKR	Alea North America Reinsurance	A–	26.6	22.1
GMAC	Motors Insurance Corp.	A+	24.4	22.2
Other reinsurers			2,062.1	1,813.2

Total reinsurance recoverable			12,964.1	8,350.8
Provisions for uncollectible reinsurance			971.2	971.2

Net reinsurance recoverable			11,992.9	7,379.6

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group)

(2)	Before specific provisions for uncollectible reinsurance

(3)	Net of outstanding balances for which security is held, but before specific provisions for uncollectible reinsurance

(4)	Rating is S&P credit rating of group

(5)	Indemnitor; rating is S&P credit rating of group

The following table shows the classification of the $12,964.1 total reinsurance recoverable shown above by credit rating of the responsible reinsurers. Pools and associations, shown separately, are generally government or similar insurance funds carrying very little credit risk.

			Outstanding	Specific
	A.M. Best		Balances	Provisions	Net
	Rating	Gross	for which	for	Unsecured
	(or S&P	Reinsurance	Security	Uncollectible	Reinsurance
	equivalent)	Recoverable	is Held	Reinsurance	Recoverable
	A++	3,284.1	985.6	4.0	2,294.5
	A+	1,820.7	159.5	22.2	1,639.0
	A	2,861.7	1,686.5	9.3	1,165.9
	A-	1,097.3	112.0	5.4	979.9
	B++	382.3	200.7	3.6	178.0
	B+	231.8	30.1	5.4	196.3
	B	171.0	41.4	9.5	120.1
	Lower than B	176.8	4.0	78.0	94.8
	Not rated	2,770.0	1,388.4	592.9	788.7
	Pools & associations	168.4	5.1	–	163.3

		12,964.1	4,613.3	730.3	7,620.5
Provisions for uncollectible reinsurance
– specific		730.3
– general		240.9

Net reinsurance recoverable		11,992.9

To support gross reinsurance recoverable balances, Fairfax has the benefit of letters of credit, trust funds or offsetting balances payable totalling $4,613.3, as follows:

for reinsurers rated A- or better, Fairfax has security of $2,943.6 against outstanding reinsurance recoverable of $9,063.8;

for reinsurers rated B++ or lower, Fairfax has security of $276.2 against outstanding reinsurance recoverable of $961.9;

for unrated reinsurers, Fairfax has security of $1,388.4 against outstanding reinsurance recoverable of $2,770.0; and

for pools & associations, Fairfax has security of $5.1 against outstanding reinsurance recoverable of $168.4.

Lloyd’s is also required to maintain funds in Canada and the United States which are monitored by the applicable regulatory authorities.

As shown above, excluding pools & associations, Fairfax has gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $3,731.9 for which it holds security of $1,664.6 and has an aggregate provision for uncollectible reinsurance of $930.3 (45.0% of the net exposure prior to such provision), leaving a net exposure of $1,137.0.

Based on the above analysis and on the work done by RiverStone as described in the next paragraph, Fairfax believes that its provision for uncollectible reinsurance provides for all likely losses arising from uncollectible reinsurance at December 31, 2002. In addition, the company has purchased credit default swaps to reduce the exposure to certain reinsurers.

RiverStone, with its dedicated, specialized personnel in this area, is responsible for the following with respect to recoverables from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; monitoring reinsurance recoverable by reinsurer and by company, in aggregate, on a quarterly basis and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are impaired or considered to be financially challenged.

For the last three years, Fairfax has had reinsurance bad debts of $12.4 for 2002, $63.8 for 2001 and $43.1 for 2000 prior to cessions of 1998 and prior reinsurance bad debts to the Swiss Re Cover of $2.4, $11.8, and $27.1 respectively.

The reinsurance protection discussed under Additional Reinsurance Protection beginning below on this page would apply to adverse development of unrecoverable reinsurance.

Additional Reinsurance Protection

Shown below are the continuing indemnifications originally received on Fairfax’s acquisition of its various insurance, reinsurance and runoff subsidiaries and additional reinsurance protection purchased by Fairfax in 1999 and by Crum & Forster in 2001. These indemnifications provide protection from adverse development in the respective companies’ claims reserves and unrecoverable reinsurance as at the end of the respective original years

FAIRFAX FINANCIAL HOLDINGS LIMITED

shown. The protected net reserves represent the respective companies’ carried reserves, net of reinsurance recoverable, at December 31, 2002, which are subject to the related protection.

During 1999, the indemnity given by Skandia in respect of Odyssey Reinsurance (New York) was assumed by a Fairfax reinsurance subsidiary in consideration of a cash payment made to that reinsurer, which Fairfax believes represented fair value to assume that indemnity. As a result, Fairfax was no longer exposed to credit risk regarding Skandia with respect to this indemnity. As the indemnity is now assumed by a Fairfax reinsurance subsidiary, it is not included in the table below.

					Unused	Protected Net
					Protections at	Reserves at
					December 31,	December 31,
	Company	Amount		Amount	2002	2002
Year		(US$)		(Cdn$)	(Cdn$)	(Cdn$)
1992	International Insurance	US$ 578	(1)	913 (1)	160	546
1998	Crum & Forster, TIG (except International Insurance), all Canadian insurance subsidiaries and runoff subsidiaries owned on December 31, 1998 (Swiss Re Cover)	US$1,000	(2)	1,580	423	3,664
2001	Crum & Forster	US$ 500	(2)	790	442	938

				3,283	1,025

(1)	After 15% coinsurance

(2)	Additional premium is payable as additional losses are ceded to this cover.

Insurance Environment

The property and casualty insurance market changed significantly in 2001 following the September 11th terrorist attacks. Many insurers and reinsurers suffered substantial losses on the World Trade Center catastrophe; in addition, in 2001 and 2002, falling equity values negatively impacted the capital and surplus of many insurers and reinsurers, particularly in the European markets. Since September 11, 2001, insurance and reinsurance prices have been increasing significantly as capacity and terms and conditions tightened dramatically. Combined ratios in Canada, for U.S. commercial lines and for U.S. reinsurance in 2002 are expected to be approximately 106%, 103% and 118% respectively. The World Trade Center losses, continuing adverse development from very inadequate pricing in 2000 and prior years and significant strengthening of APH reserves negatively impacted on the industry’s 2002 combined ratios. Significant restructuring and consolidation continues to take place in the industry, and the industry continues to be highly competitive.

Acquisitions

Effective May 30, 2002, the company purchased Old Lyme Insurance Company of Rhode Island, Inc. and Old Lyme Insurance Company Ltd. for $66.7 (US$43.5). At the date of acquisition, those companies had $165.9 (US$108.2) in total assets, $99.2 (US$64.7) in total liabilities, and consequently shareholders’ equity of $66.7 (US$43.5), equal to the purchase price. The balance sheet of Old Lyme upon acquisition was as follows:

(US$)
Investments, including cash	76.2
Accounts receivable, including reinsurance	19.4
Other assets	12.6

Total assets	108.2

Provision for claims	45.0
Other liabilities	19.7

Shareholders’ equity	43.5

Effective September 10, 2002, OdysseyRe purchased 56.0% of Singapore-based First Capital Insurance Limited for $28.0 (US$17.8) cash. At the date of acquisition, the company had $76.7 (US$48.8) in total assets, $28.0 (US$17.8) in total liabilities, and consequently shareholders’ equity of $48.7 (US$31.0), 56.0% of which is $27.3 (US$17.4), slightly below the purchase price of $28.0 (US$17.8). The balance sheet of First Capital upon acquisition was as follows:

(US$)
Investments, including cash	45.9
Accounts receivable, including reinsurance	2.9

Total assets	48.8

Provision for claims	16.5
Other liabilities	1.3

Shareholders’ equity	31.0

On December 16, 2002, the company acquired Xerox’s 72.5% economic interest in TRG, the holding company of IIC, in exchange for payments over the next 15 years of US$425 (US$204 at current value discounted at 9% per annum), payable approximately US$5 a quarter from 2003 to 2017 and approximately US$128 at the end of 2017. At December 16, 2002, the 72.5% effective economic interest represented $2,267.2 (US$1,442.9) in total assets, $1,650.6 (US$1,050.5) in total liabilities, and consequently shareholders’ equity of $616.6 (US$392.4). The company recorded negative goodwill of $298.5 (US$188.4) as extraordinary income, representing the excess of the fair value of 72.5% of TRG’s net assets (US$392.4) over the

FAIRFAX FINANCIAL HOLDINGS LIMITED

purchase consideration payable of $320.5 (US$204). The balance sheet of the 72.5% interest on December 16, 2002 was as follow:

(US$)
Investments, including cash	572.6
Accounts receivable, including reinsurance	853.4
Other assets	16.9

Total assets	1,442.9

Provision for claims	1,028.8
Other liabilities	21.7

Shareholders’ equity	392.4

Interest and Dividend Income

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Upon the acquisitions noted below, the respective amounts shown below were added to the company’s portfolio investments.

		Portfolio
Acquisition Date	Company Acquired	Investments
March 21, 1990	Federated	101
November 14, 1990	Commonwealth	130
December 31, 1993	Ranger	400
November 30, 1994	Lombard (including CRC (Bermuda))	684
May 31, 1996	Odyssey Reinsurance (New York)	1,490
February 27, 1997	CTR	764
December 3, 1997	Sphere Drake	1,068
August 13, 1998	Crum & Forster	4,955
September 4, 1998	RiverStone Stockholm	831
April 13, 1999	TIG	5,597
August 11, 1999	TRG	1,670

Interest and dividend income for the past seventeen years is shown in the following table.

		Interest and Dividend Income

	Average	Pre-Tax			After Tax
	Investments at
	Carrying Value	Amount	Yield	Per Share	Amount	Yield	Per Share
			(%)			(%)
1986	64.2	4.7	7.29	0.96	2.5	3.93	0.52
1987	109.8	8.0	7.32	1.10	5.5	5.01	0.77
1988	130.8	8.9	6.82	1.22	6.6	5.06	0.90
1989	135.7	11.6	8.57	1.51	8.5	6.29	1.11
1990	237.9	20.7	8.70	2.75	14.0	5.89	1.86
1991	338.5	26.1	7.70	4.44	17.7	5.24	3.02
1992	366.5	24.0	6.55	4.17	17.8	4.84	3.09
1993	418.2	23.3	5.56	3.78	18.0	4.30	2.92
1994	852.0	58.2	6.83	7.12	39.6	4.65	4.85
1995	1,608.1	89.4	5.56	10.00	73.7	4.58	8.25
1996	2,548.1	151.4	5.94	15.42	111.5	4.37	11.35
1997	4,584.6	254.6	5.55	23.64	174.4	3.80	16.19
1998	8,877.5	443.8	5.00	37.37	337.5	3.80	28.42
1999	14,865.8	753.0	5.06	56.48	492.0	3.30	36.91
2000	16,686.2	818.1	4.90	62.10	578.4	3.50	43.91
2001	15,975.9	680.8	4.26	51.41	462.9	2.90	34.96
2002	16,560.6	657.7	3.97	46.04	440.7	2.66	30.85

Interest and dividend income decreased in 2002 due to the decrease in the average net portfolio yield from 4.26% in 2001 to 3.97% in 2002, partially offset by a $0.6 billion increase in the average investment portfolio, which is explained after the following table. The gross portfolio yield, before interest on funds withheld of $120.8, was 4.70% for 2002 compared to the gross portfolio yield, before interest on funds withheld of $146.3, of 5.18% for 2001. As shown, the pre-tax and after tax income yields decreased in 2002 due to lower interest rates and the maintenance of significant cash positions. Since 1985, pre-tax interest and dividend income per share has compounded at 26.3% per year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments since 1985 are shown in the following table, the first five columns of which show them at their average carrying values for each year, and the final two columns of which show them at their year-end carrying values.

	Cash and				Total Investments
	Short Term		Preferred	Common
	Investments	Bonds	Stocks	Stocks	Average	Year-End	Per Share
1985	10.5	15.4	0.8	2.4	29.1	32.8	6.55
1986	16.6	24.5	8.0	15.1	64.2	95.6	13.65
1987	28.0	26.2	16.5	39.1	109.8	124.0	16.90
1988	29.8	23.6	25.2	52.2	130.8	137.6	18.79
1989	20.6	28.5	32.2	54.4	135.7	133.9	18.30
1990	33.6	99.2	45.7	59.4	237.9	335.7	61.30
1991	60.1	140.2	75.7	62.5	338.5	341.2	62.54
1992	78.0	108.8	99.8	79.9	366.5	396.2	65.44
1993	103.0	90.7	118.6	105.9	418.2	848.8	106.70
1994	226.2	303.9	132.1	189.8	852.0	1,551.3	173.25
1995	298.0	796.3	157.0	356.8	1,608.1	1,668.7	188.14
1996	470.7	1,462.1	168.4	446.9	2,548.1	3,454.5	330.07
1997	822.6	2,989.1	226.9	546.0	4,584.6	5,795.7	520.62
1998	1,116.3	6,856.7	213.3	691.2	8,877.5	12,108.4	998.03
1999	1,858.6	11,583.3	144.5	1,279.4	14,865.8	17,842.1	1,328.90
2000	2,530.2	12,532.5	102.1	1,521.4	16,686.2	15,687.2	1,197.42
2001	2,794.3	11,751.8	98.5	1,331.3	15,975.9	16,419.2	1,144.12
2002	3,149.9	11,713.6	189.9	1,507.2	16,560.6	16,812.6	1,188.95

Total investments and total investments per share increased at year-end 2002 due to strong operating cash flows at the Canadian insurance companies and OdysseyRe and significantly reduced negative cash flow at Crum & Forster, partially offset by TIG’s negative cash flow following discontinuance of its MGA-controlled program business and the payment of claims by the runoff operations. Since 1985, investments per share have compounded at 35.8% per year.

Various investments are pledged by the company’s subsidiaries in the ordinary course of carrying on their business. This pledging is referred to in note 3 to the financial statements and is explained in more detail in the third paragraph of Provision for Claims on page 69. As noted there, this pledging does not involve any cross-collateralization by one group company of another group company’s obligations.

The breakdown of the bond portfolio, by the higher of the S&P and Moody’s credit ratings, as at December 31, 2002 was as follows:

Credit	Carrying	Market	Unrealized
Rating	Value	Value	Gain/(Loss)
AAA	7,688.0	7,811.6	123.6
AA	799.0	811.8	12.8
A	1,265.4	1,285.7	20.3
BBB	1,250.4	1,270.5	20.1
BB	527.7	536.2	8.5
B	26.3	26.8	0.5
Lower than B and unrated	125.1	127.2	2.1

Total	11,681.9	11,869.8	187.9

94.2% of the fixed income portfolio is rated investment grade, with 83.5% being rated A or better.

Interest Rate Risk

The company’s fixed income securities portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income securities portfolios fall and vice versa.

The table below displays the potential impact of market value fluctuations on the fixed income securities portfolio as of December 31, 2002 and December 31, 2001, based on parallel 200 basis point shifts in interest rates up and down in 100 basis point increments. This analysis was performed by individual security.

	As of December 31, 2002				As of December 31, 2001

	Fair				Fair
	Value of				Value of
	Fixed				Fixed
	Income	Hypothetical	Hypothetical		Income	Hypothetical	Hypothetical
Change in Interest Rates	Portfolio	$ Change	% Change		Portfolio	$ Change	% Change
200 basis point rise	9,816.6	(2,053.2)	(17.3%	)	10,029.9	(1,394.3)	(12.2%	)
100 basis point rise	10,680.2	(1,189.6)	(10.0%	)	10,646.0	(778.2)	(6.8%	)
No change	11,869.8	–	–		11,424.2	–	–
100 basis point decline	13,259.4	1,389.6	11.7%		12,689.5	1,265.3	11.1%
200 basis point decline	15,060.9	3,191.1	26.9%		14,233.1	2,808.9	24.6%

The preceding table indicates an asymmetric market value response to equivalent basis point shifts, up and down in interest rates. This reflects significant exposure to fixed income securities containing a put feature. In total these securities represent approximately 26.7% and 47.8% of the fair market value of the total fixed income portfolio as of December 31, 2002 and December 31, 2001, respectively. The asymmetric market value response reflects the company’s ability to put these bonds back to the issuer for early maturity in a rising interest rate environment (thereby limiting market value loss) but to hold these bonds to their much longer full maturity dates in a falling interest rate environment (thereby maximizing the full benefit of higher market values in that environment).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Disclosure about Limitations of Interest Rate Sensitivity Analysis

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Return on the Investment Portfolio

The following table shows the performance of the investment portfolio for the past seventeen years. The total return includes all interest and dividend income, gains (losses) on the disposal of securities and the change in the unrealized gains (losses) during the year.

			Realized				Realized Gains
	Average	Interest	Gains	Change in	Total
	Investments at	and	(Losses)	Unrealized	Return			% of Interest and
	Carrying	Dividends	after	Gains	on Average		% of Average	Dividends and
	Value	Earned	Provisions	(Losses)	Investments		Investments	Realized Gains
						(%)	(%)	(%)
1986	64.2	4.7	1.0	(0.4)	5.3	8	1.6	17.5
1987	109.8	8.0	9.2	(8.0)	9.2	8	8.4	53.5
1988	130.8	8.9	7.8	12.1	28.9	22	6.0	46.7
1989	135.7	11.6	15.5	(6.3)	20.8	15	11.4	57.2
1990	237.9	20.7	2.3	(33.0)	(10.0)	(4)	1.0	10.0
1991	338.5	26.1	(4.5)	27.8	49.4	15	(1.3)	N/A
1992	366.5	24.0	3.4	(11.2)	16.2	4	0.9	12.4
1993	418.2	23.3	27.8	28.8	79.9	19	6.6	54.4
1994	852.0	58.2	20.0	(42.4)	35.8	4	2.3	25.6
1995	1,608.1	89.4	71.9	45.4	206.7	13	4.5	44.6
1996	2,548.1	151.4	131.3	112.6	395.3	16	5.2	46.4
1997	4,584.6	254.6	206.8	(4.5)	456.9	10	4.5	44.8
1998	8,877.5	443.8	440.8	(117.2)	767.4	9	5.0	49.8
1999	14,865.8	753.0	121.6	(1,232.1)	(357.5)	(2)	0.8	13.9
2000	16,686.2	818.1	382.8	737.4	1,938.3	12	2.3	31.9
2001	15,975.9	680.8	162.3	212.0	1,055.1	7	1.0	19.3
2002	16,560.6	657.7	737.7	431.0	1,826.4	11	4.5	52.9

Cumulative		4,034.3	2,337.7				3.8% *	36.7%

* Simple average of the % of average investments in each of the seventeen years

Investment gains (losses) have been an important component of Fairfax’s net earnings since 1985, amounting to an aggregate of $2,337.7. The amount has fluctuated significantly from period to period, and the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytic value. On average, in any given year since 1985, realized gains have averaged 3.8% of Fairfax’s average investment portfolio and have accounted for 36.7% of Fairfax’s combined interest and dividends and realized gains. At December 31, 2002, the aggregate provision for losses on investments was $31.2 (2001 – $37.4). At December 31, 2002 the Fairfax investment portfolio had an unrealized gain of $207.9 compared to an unrealized loss at December 31, 2001 of $223.1.

The company has a long term value-oriented investment philosophy. It continues to expect fluctuations in the stock market.

Capital Resources

At December 31, 2002, total capital, comprising shareholders’ equity and non-controlling (minority) interests, was $4,059.6, compared to $4,286.0 at December 31, 2001.

The following table shows the level of capital as at December 31 for the past five years:

	2002	2001	2000	1999	1998
Non-controlling interests	508.1	1,043.3	645.2	601.6	87.9
Common shareholders’ equity	3,351.5	3,042.7	3,180.3	3,116.0	2,238.9
Preferred stock	200.0	200.0	200.0	200.0	–

	4,059.6	4,286.0	4,025.5	3,917.6	2,326.8

Non-controlling interests decreased in 2002 since Xerox’s 72.5% economic interest in TRG was extinguished after it was acquired by Fairfax on December 16, 2002.

Fairfax’s consolidated balance sheet as at December 31, 2002 continues to reflect significant financial strength. Fairfax’s common shareholders’ equity increased from $3,042.7 at December 31, 2001 to $3,351.5 at December 31, 2002 as a result of the 2002 earnings of $415.7 less dividends and related dividend tax for 2002 of $18.9 and the change in the cumulative currency translation account of $113.2 at December 31, 2002, relating to the translation of the company’s foreign subsidiaries (principally in the U.S.) to Canadian dollars, which has not been tax-effected. The increase in the currency translation account results from the weakening of the U.S. dollar against the Canadian dollar at December 31, 2002 ($1.5798) compared to December 31, 2001 ($1.5963), payments on closed foreign exchange forward contracts in 2002 ($67) and the movement in forward U.S. dollar/ Canadian dollar rates on the mark-to-market value of the remaining U.S. dollar/ Canadian dollar foreign exchange forward contracts hedging Fairfax’s net investment in its U.S. subsidiaries.

The company has issued and repurchased common shares over the last five years as follows:

	Number of	Average
	subordinate	issue/repurchase	Net proceeds/
Date	voting shares	price per share	repurchase cost
1998 – issue of shares	1,000,000	475.00	455.6
1999 – issue of shares	2,000,000	500.00	959.7
– repurchase of shares	(706,103)	292.88	(206.8)
2000 – repurchase of shares	(325,309)	183.47	(59.7)
2001 – issue of shares	1,250,000	200.00	248.5
2002 – repurchase of shares	210,200	124.64	(26.2)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

A common measure of capital adequacy in the property and casualty industry is the premiums to surplus (or common shareholders’ equity) ratio. This is shown for the insurance and reinsurance subsidiaries of Fairfax for the past five years in the following table:

	Net Premiums Written to Surplus
	(Common Shareholders’ Equity)

	2002	2001	2000	1999	1998
Insurance
Commonwealth	1.1	1.1	0.5	0.3	0.5
Crum & Forster	0.7	0.5	0.5	0.6	0.7
Falcon	2.1	0.4	0.3	0.3	0.1
Federated	1.4	1.8	1.7	1.6	1.6
Lombard	2.3	2.5	2.0	1.7	1.7
Markel	1.9	1.7	1.4	1.1	1.3
Ranger	1.1	0.9	0.4	0.8	1.2
TIG Specialty Insurance	0.9	0.7	0.8	1.1	–
Reinsurance
OdysseyRe	1.6	1.0	0.7	0.6	0.5
Canadian insurance industry	1.4	1.4	1.3	1.2	1.2
U.S. insurance industry	1.3	1.1	0.9	0.9	0.8

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of their Section 516 surplus. At December 31, 2002, Fairfax’s Canadian property and casualty insurance subsidiaries had a combined Section 516 surplus of approximately $251 (2001 – $206) in excess of minimum requirements.

In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance, investment and other business activities. Fairfax does not anticipate any adverse effects of such requirements. At the end of 2002, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – except for TIG, each subsidiary had capital and surplus in excess of 2.9 times the authorized control level. As part of the TIG reorganization described on pages 61 and 62, Fairfax has guaranteed that the merged TIG and IIC will have capital and surplus of at least two times the authorized control level at each year-end.

Fairfax and its insurance and reinsurance subsidiaries are rated as follows by the respective rating agencies:

Standard
	A.M. Best	& Poor’s	Fitch	DBRS	Moody’s
Fairfax	bbb-	BB	BB	BB+	Ba3
Commonwealth	A-	BBB	BBB+	–	–
Crum & Forster	A-	BBB	BBB+	–	Baa3
Falcon	–	A-	–	–	–
Federated	A-	BBB	BBB+	–	–
Lombard	A-	BBB	BBB+	–	–
Markel	A-	BBB	BBB+	–	–
Old Lyme	A-	–	–	–	–
Ranger	B++	–	BBB	–	–
TIG Specialty Insurance	B++	BBB	BBB+	–	–
OdysseyRe	A	A-	A-	–	Baa1

Liquidity

The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due.

Fairfax’s combined holding company earnings statement is set out on page 123, and its composition is explained on page 117. As shown, the holding companies had revenue of $408.5 in 2002, consisting of dividends from their insurance and reinsurance subsidiaries ($146.0), interest income ($13.9), management fees ($31.5) and realized gains ($217.1). After interest expense ($122.7) and operating and other expenses ($71.3), the holding companies had pre-tax earnings of $214.5. The operating expenses include, besides administration expenses, the cost of certain systems and other costs of insurance subsidiaries reimbursed by the holding companies. This income statement shows that in 2002, Fairfax very comfortably met all its interest and operating expenses from internal sources.

For 2003, Fairfax’s access to dividends from its subsidiaries without obtaining prior regulatory approval has increased to $670 (mostly from its non-North American subsidiaries) from $232 in 2002. Fairfax determines the amount of dividends that any subsidiary will pay during a year based on its capital requirements and the current year’s operating performance. In general, Fairfax’s subsidiaries do not pay dividends to the full extent of available dividend capacity.

At the end of 2002, Fairfax had a large cash and marketable securities holding of $517.7 available to meet upcoming obligations and unexpected requirements absent any other source of funds. If not used for these purposes, the cash in the holding company, after the receipt of contractual management fees, would permit Fairfax to meet its net interest, preferred dividend and other overhead expenses for three to four years, without access to any dividends from its insurance and reinsurance subsidiaries.

Also, as of February 28, 2003 Fairfax had $740 of unsecured, committed bank lines, which reduce to $518, $275, $129 and $0 on September 30 of the years 2003, 2004, 2005 and 2006 respectively. The only significant covenant attached to these lines is a covenant to maintain a

FAIRFAX FINANCIAL HOLDINGS LIMITED

net debt to equity ratio not exceeding 1:1. The company has used $386 of the credit available under these lines for the issuance of letters of credit, as required by insurance regulators for non-admitted reinsurers, in support of its subsidiaries’ reinsurance obligations, principally relating to ORC Re’s intercompany reinsurance of U.S. subsidiaries (this use is expected to reduce to approximately $275 by September 30, 2003). (These letters of credit constitute $386 of the $468.0 of unsecured letters of credit referred to in note 11 to the financial statements.) The company determined to defer discussing renewal of these lines until after the release of this Annual Report, and intends after that release to discuss the renegotiation of those lines with its banks.

In addition, in 2003 the company expects to receive in excess of $175 in management fees, interest on its holdings of cash, short term investments and marketable securities and tax payments from OdysseyRe as a result of the reconsolidation of OdysseyRe into the U.S. tax consolidation group.

Subsequent to December 31, 2002 Fairfax paid a common share dividend of $21, contributed $30 of additional capital to Lombard to support that company’s expanding business and repaid its RHINOS preferred securities of $207 from its cash holding. In addition to its interest, operating and preferred share dividend expense expected to aggregate approximately $200, Fairfax’s remaining obligations in 2003 consist of maturing foreign exchange contracts of $107, a repayment of $150 (US$100) to TIG in June in connection with arrangements for the use of cash derived from the OdysseyRe IPO, and $177 of debt maturing in December.

The company believes that the resources described in the four paragraphs preceding the above paragraph provide adequate liquidity to meet all of the company’s obligations in 2003, as described above, even if none of those obligations were refinanced or rolled over on maturity. As usual, cash use will be heavier in the first quarter and first half of the year, with proceeds from available resources being weighted to the latter half of the year. In addition, Fairfax intends to work on available alternatives during 2003 to achieve its intent of again maintaining cash, short term investments and marketable securities in excess of $500 at the holding company by the end of 2003.

The company manages its debt levels based on the following financial measurements and ratios (with Lindsey Morden equity accounted):

	2002	2001	2000	1999	1998
Cash and marketable securities	517.7	833.4	545.4	712.7	305.4
Long term debt	2,221.2	2,205.8	1,851.4	1,959.0	1,444.4
Purchase consideration payable	324.7	–	–	–	–
RHINOS due February 2003	214.9	217.1	204.3	200.0	–
Net debt	2,243.1	1,589.5	1,510.3	1,446.3	1,139.0
Common shareholders’ equity	3,351.5	3,042.7	3,180.3	3,116.0	2,238.9
Preferred shares and trust preferred securities of subsidiaries	326.0	343.7	387.7	378.8	–
OdysseyRe non-controlling interest	424.2	361.8	–	–	–
Total equity	4,101.7	3,748.2	3,568.0	3,494.8	2,238.9
Net debt/equity	55%	42%	42%	41%	51%
Net debt/total capital	35%	30%	30%	29%	34%
Net debt/earnings	5.4x	N/A	11.0x	11.6x	3.1x
Interest coverage	4.6x	N/A	0.9x	0.7x	6.6x

Given the due date of the RHINOS and the company’s decision in 2003 to repay them, they have been reclassified as debt since their issuance (they were repaid in February 2003). The net debt/equity and net debt/total capital ratios at the end of 2002 increased due to external debt of US$50 issued by OdysseyRe in the second quarter of 2002 and the addition of the $324.7 purchase consideration payable in connection with the December 2002 transaction involving the acquisition of an additional interest in TRG, described on pages 61 and 62. The long term debt and net debt at December 31, 2002 include external debt issued by OdysseyRe of $316.0 (US$200.0). Total equity includes OdysseyRe’s 26.2% non-controlling interest which supports repayment of OdysseyRe’s debt. Preferred shares and trust preferred securities of subsidiaries decreased in 2002 as the result of a repurchase of trust preferred securities in the third quarter of 2002.

Based on the definitions contained in its banking agreements (which include OdysseyRe’s debt and the trust preferred securities of subsidiaries as debt and exclude OdysseyRe’s non-controlling interest as equity), at December 31, 2002 the company’s net debt to equity ratio was 67% and its equity exceeded its net debt by $1.2 billion.

The 2002 net debt/earnings and interest coverage ratios reflect the company’s return to strong profitability in that year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Issues and Risks

The following issues and risks, among others, should also be considered in evaluating the outlook of the company.

Claims Reserves

The major risk that all property and casualty insurance and reinsurance companies face is that the provision for claims is an estimate and may be found to be deficient in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (e.g. asbestos, pollution, breast implants), and poor weather. Fairfax’s gross provision for claims was $21,165.1 at December 31, 2002.

Reinsurance Recoverables

Most insurance and reinsurance companies reduce their liability for any individual claim by reinsuring amounts in excess of the maximum they want to retain. This third party reinsurance does not relieve the company of its primary obligation to the insured. Reinsurance recoverables can become an issue mainly due to solvency credit concerns, given the long time period over which claims are paid and the resulting recoveries are received from the reinsurers, or policy disputes. Fairfax had $11,992.9 recoverable from reinsurers as at December 31, 2002.

Catastrophe Exposure

Insurance and reinsurance companies are subject to losses from catastrophes like earthquakes, windstorms, hailstorms or terrorist attacks, which are unpredictable and can be very significant.

Prices

Prices in the insurance and reinsurance industry are cyclical and can fluctuate quite dramatically. With underreserving, competitors can price below underlying costs for many years and still survive.

Foreign Exchange

The company has assets, liabilities, revenue and costs that are subject to currency fluctuations, particularly in the U.S. dollar but also other foreign currencies. These currency fluctuations have been and can be very significant. As foreign exchange contracts hedging the company’s net investment in U.S. subsidiaries are closed out at maturity, the company’s shareholders’ equity is increasingly subject to variation, through its currency translation account, particularly as the Canadian/ US dollar exchange rate fluctuates.

Cost of Revenue

Unlike most businesses, the insurance and reinsurance business can have enormous costs that can significantly exceed the premiums received on the underlying policies. Similar to short selling in the stock market (selling shares not owned), there is no limit to the losses that can arise from most insurance policies, even though most contracts have policy limits.

Regulation

Insurance and reinsurance companies are regulated businesses which means that except as permitted by applicable regulation, Fairfax does not have access to its insurance and reinsurance subsidiaries’ net income and shareholders’ capital without the requisite approval of applicable insurance regulatory authorities.

Taxation

Realization of the future income tax asset is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and other timing differences exist. The major component of the company’s future income tax asset of $1,544 at December 31, 2002 is $1,102 relating to the company’s U.S. consolidated tax group. Failure to achieve projected levels of profitability for Crum & Forster and OdysseyRe in 2003 could lead to a writedown in this future tax asset if the expected recovery period becomes longer than three to four years.

Common Stock Holdings

The company has common stocks in its portfolio, the market value of which is exposed to fluctuations in the stock market.

Goodwill

Most of the goodwill on the balance sheet comes from Lindsey Morden. Continued profitability is essential for there to be no deterioration in the carrying value of the goodwill.

Ratings

The company has claims paying and debt ratings by the major rating agencies in North America. As financial stability is very important to its customers, the company is vulnerable to downgrades by the rating agencies.

Holding Company

Being a small holding company, Fairfax is very dependent on strong operating management, which makes it vulnerable to management turnover.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Quarterly Data (unaudited)

Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2002
Revenue	1,742.2	1,890.1	2,244.6	2,085.4	7,962.3
Net earnings	11.3	47.0	281.4	76.0	415.7
Net earnings per share	0.46	2.95	19.31	6.06	28.78
2001
Revenue	1,528.3	1,531.7	1,336.7	1,729.0	6,125.7
Net earnings (loss)	30.9	46.0	(458.3)	35.4	(346.0)
Net earnings (loss) per share	$2.11	$3.27	$(35.23)	$1.81	$(28.04)
2000
Revenue	1,485.6 *	1,537.8 *	1,345.4 *	1,819.7	6,188.5
Net earnings (loss)	35.9	83.6	(22.1)	40.0	137.4
Net earnings (loss) per share	$2.58	$5.95	$(1.93)	$2.81	$9.41

*	Reclassified to conform with year-end presentation

Stock Prices

Below are the Toronto Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2002, 2001 and 2000.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2002
High	195.00	190.50	162.00	164.00
Low	156.00	145.05	104.99	107.00
Close	164.75	152.00	118.50	121.11
2001
High	289.00	234.00	242.50	227.00
Low	185.00	171.50	174.00	160.00
Close	199.50	227.90	202.31	164.00
2000
High	246.00	194.00	201.00	242.20
Low	146.75	150.00	161.00	176.00
Close	178.00	162.00	188.25	228.50

The subordinate voting shares of Fairfax were listed on the New York Stock Exchange on December 18, 2002, where the high, low and close prices up to the end of 2002 were US$90.20, US$77.00 and US$77.01, respectively.

Supplementary Financial Information

The following unaudited financial information is prepared as supplementary information to the company’s consolidated financial statements as at and for the years ended December 31, 2002 and 2001. The purpose of each supplementary statement and its basis of preparation are discussed below. Note (2) on page 51 is applicable also to these supplementary statements.

The combined balance sheets and statements of earnings for Fairfax’s insurance and reinsurance companies are intended to provide more detailed information on the underlying core operations. The individual balance sheets and statements of earnings of each of the underlying insurance and reinsurance companies have been added together without adjustment for items such as intersegment transactions and purchase price adjustments. For 2002, TIG Insurance has been excluded from the combined balance sheet following the decision to place the company in runoff on December 16, 2002.

The consolidated financial statements of Fairfax with equity accounting of Lindsey Morden are intended to present Fairfax’s financial position in a manner which recognizes, as is appropriate, that Lindsey Morden is not part of Fairfax’s primary operating segment of insurance and reinsurance. This presentation is also consistent with the company’s bank agreements where Lindsey Morden debt is excluded from the net debt to equity ratios since Lindsey Morden is a separate public company whose debt has not been guaranteed by Fairfax (although Fairfax has provided Lindsey Morden with a letter of financial support for 2003 as Lindsey Morden restructures and turns around its U.S. operations).

The unconsolidated balance sheets of Fairfax are intended to provide a summary of the holding company’s investments in its subsidiaries by operating segment and its other assets and liabilities including long term debt. The investments in subsidiaries are carried on the equity basis whereby the investment reflects the cost of acquisition and post-acquisition earnings (including the effect of purchase price adjustments) less dividends received.

The unconsolidated statements of earnings of Fairfax provide supplementary information on the holding company’s sources of revenue and interest and overhead requirements, both of which are discussed in more detail under Liquidity beginning on page 111 of the MD&A. These combined holding company statements of earnings include the unconsolidated earnings statements of Fairfax Financial Holdings Limited, the Canadian holding company, and the U.S. holding companies which have issued long term debt or trust preferred securities and which carry out certain of Fairfax’s parent company corporate functions. These statements exclude intercompany arrangements other than dividends from subsidiaries, and exclude the combined holding company’s premium payments and recoveries under the Swiss Re Cover. None of the holding companies pays tax currently, and accordingly these statements are presented on a pre-tax basis.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax Insurance and Reinsurance Companies

Combined Balance Sheets

as at December 31, 2002 and 2001
(unaudited – Cdn$ millions)

	2002(1)	2001
Assets
Accounts receivable and other	2,257.5	2,221.6
Recoverable from reinsurers	6,589.9	11,949.6

	8,847.4	14,171.2

Portfolio investments (at carrying value)
Cash and short term investments	1,810.4	1,707.7
Bonds	7,226.0	8,904.5
Preferred stocks	245.0	126.9
Common stocks	819.0	556.9
Investments in Hub, Zenith National and Advent	373.7	471.3
Real estate	12.8	16.2

	10,486.9	11,783.5

Deferred premium acquisition costs	432.5	492.1
Future income taxes	514.9	1,344.4
Capital assets	78.3	98.2
Goodwill	34.1	33.7
Other assets	13.9	23.2

	20,408.0	27,946.3

Liabilities
Accounts payable and accrued liabilities	1,236.2	937.2
Funds withheld payable to reinsurers	795.3	1,253.0

	2,031.5	2,190.2

Provision for claims	11,578.4	19,000.4
Unearned premiums	2,688.8	2,589.0
Long term debt	316.0	262.0

	14,583.2	21,851.4

Shareholders’ Equity
Capital stock	2,874.3	2,990.7
Contributed surplus	58.6	682.7
Retained earnings	860.4	231.3

	3,793.3	3,904.7

	20,408.0	27,946.3

(1)	Excluding TIG

Fairfax Insurance and Reinsurance Companies

Combined Statements of Earnings

for the years ended December 31, 2002 and 2001
(unaudited – Cdn$ millions)

	2002	2001
Revenue
Gross premiums written	7,162.0	6,802.0

Net premiums written	5,665.8	5,063.0

Net premiums earned	4,984.7	4,649.9

Expenses
Losses on claims	3,498.5	3,880.1
Operating expenses	630.2	750.6
Commissions, net	861.7	991.3

	4,990.4	5,622.0

Underwriting loss	(5.7)	(972.1)

Investment and other income (expense)
Interest and dividends	460.0	491.7
Realized gains on investments	327.1	53.7

	787.1	545.4
Kingsmead losses	–	(116.7)
Other costs and restructuring charges	(44.6)	(49.1)
Other	(10.9)	(11.6)

	731.6	368.0

Earnings (loss) before income taxes	725.9	(604.1)
Provision for (recovery of) income taxes	96.8	(255.0)

Earnings (loss) from operations	629.1	(349.1)

Loss ratio	70.2%	83.4%
Expense ratio	29.9%	37.5%

Combined ratio	100.1%	120.9%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax with Equity Accounting of Lindsey Morden

Consolidated Balance Sheets

as at December 31, 2002 and 2001
(unaudited – Cdn$ millions)

	2002	2001
Assets
Cash and short term investments	481.2	751.5
Marketable securities	36.5	81.9
Accounts receivable and other	3,424.8	3,228.2
Recoverable from reinsurers	11,992.9	12,802.1

	15,935.4	16,863.7

Portfolio investments
Subsidiary cash and short term investments (market value – $2,693.4; 2001 – $2,251.5)	2,693.4	2,251.5
Bonds (market value – $11,869.8; 2001 – $11,424.2)	11,681.9	11,745.3
Preferred stocks (market value – $249.7; 2001 – $126.4)	253.0	126.8
Common stocks (market value – $1,125.4; 2001 – $910.7)	1,073.6	870.8
Investments in Hub, Zenith National and Advent (market value – $525.4; 2001 – $556.3)	559.7	502.2
Real estate (market value – $38.2; 2001 – $82.7)	32.4	78.3

Total (market value – $16,501.9; 2001 – $15,351.8)	16,294.0	15,574.9

Investment in Lindsey Morden	87.5	98.0
Deferred premium acquisition costs	593.4	518.0
Future income taxes	1,532.9	1,699.6
Premises and equipment	153.0	168.8
Goodwill	41.0	43.8
Other assets	91.0	86.9

	34,728.2	35,053.7

Liabilities
Accounts payable and accrued liabilities	1,870.9	1,688.4
Funds withheld payable to reinsurers	1,516.1	1,793.1

	3,387.0	3,481.5

Provision for claims	21,165.1	22,085.8
Unearned premiums	3,300.4	2,645.9
Long term debt	2,221.2	2,205.8
Purchase consideration payable	324.7	–
Trust preferred securities of subsidiaries	340.9	360.8

	27,352.3	27,298.3

Non-controlling interests	437.4	979.8

Excess of net assets acquired over purchase price paid	–	51.4

Shareholders’ Equity
Common stock	2,235.2	2,261.4
Preferred stock	200.0	200.0
Retained earnings	1,244.4	796.2
Currency translation account	(128.1)	(14.9)

	3,551.5	3,242.7

	34,728.2	35,053.7

Fairfax with Equity Accounting of Lindsey Morden

Consolidated Statements of Earnings

for the years ended December 31, 2002 and 2001
(unaudited – Cdn$ millions except per share amounts)

	2002	2001
Revenue
Gross premiums written	8,128.6	6,838.0

Net premiums written	6,338.5	5,045.1

Net premiums earned	6,110.1	4,806.7
Interest and dividends	657.7	680.8
Realized gains on investments	737.7	162.3
Realized gain on OdysseyRe IPO	–	51.2
Equity earnings (loss) of Lindsey Morden	(10.5)	(3.9)

	7,495.0	5,697.1

Expenses
Losses on claims	4,711.9	4,062.8
Operating expenses	1,018.6	937.0
Commissions, net	1,109.6	1,041.4
Interest expense	125.0	155.2
Restructuring and other costs	89.9	49.1
Swiss Re premiums	4.2	143.6
Kingsmead losses	–	116.7
Negative goodwill	–	(78.6)

	7,059.2	6,427.2

Earnings (loss) before income taxes	435.8	(730.1)
Provision for (recovery of) income taxes	234.6	(382.5)

Earnings (loss) from operations and before extraordinary item	201.2	(347.6)
Negative goodwill	298.5	–

Net earnings (loss) before non-controlling interests	499.7	(347.6)
Non-controlling interests	(84.0)	1.6

Net earnings (loss)	415.7	(346.0)

Net earnings (loss) per share before extraordinary item and after non-controlling interests	$7.89	$(28.04)
Net earnings (loss) per share	$28.78	$(28.04)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax Financial Holdings Limited

Unconsolidated Balance Sheets

as at December 31, 2002 and 2001
(unaudited – Cdn$ millions)

	2002(1)	2001
Assets
Subsidiary companies
Insurance – Canada	666.8	593.0
Insurance – U.S.	1,640.8	1,981.1
Reinsurance	1,209.1	1,017.0
Runoff(1)	1,389.2	440.0
Other investments	67.1	19.5

	4,973.0	4,050.6
Cash and short term investments	481.2	751.5
Marketable securities	36.5	81.9
Swiss Re recoverable (net)(2)	–	543.4
Other assets	58.4	86.5

	5,549.1	5,513.9

Liabilities
Accounts payable and other liabilities	261.9	397.5
Long term debt	1,735.7	1,873.7

	1,997.6	2,271.2

Shareholders’ Equity
Common stock	2,235.2	2,261.4
Preferred stock	200.0	200.0
Retained earnings	1,244.4	796.2
Currency translation account	(128.1)	(14.9)

	3,551.5	3,242.7

	5,549.1	5,513.9

(1)	TIG is included in runoff as a result of its merger with International Insurance on December 16, 2002.

(2)	As of December 31, 2002, the Swiss Re Cover was assigned in its entirety to ORC Re which was accounted for at book values as a transaction between companies under common control.

Note:	These unconsolidated balance sheets do not include debt issued by Fairfax’s subsidiary companies (TIG – $169.5; 2001 – $181.2; OdysseyRe – $316.0; 2001 – $239.4; and Lindsey Morden – $129.4; 2001 – $133.2).

Fairfax Financial Holdings Limited

Unconsolidated Statements of Earnings

(combined holding company earnings statements)
for the years ended December 31, 2002 and 2001
(unaudited – Cdn$ millions)

	2002	2001
Revenue
Dividend income	146.0	54.9
Interest income	13.9	8.8
Management fees	31.5	24.5
Realized gains	217.1	84.2
Realized gain on OdysseyRe IPO	–	51.2

	408.5	223.6

Expenses
Interest expense	122.7	166.0
Operating expenses	51.5	51.4
Other	19.8	6.7

	194.0	224.1

Earnings (loss) before income taxes	214.5	(0.5)

FAIRFAX FINANCIAL HOLDINGS LIMITED

APPENDIX A – NOVEMBER 8, 2002 LETTER TO SHAREHOLDERS

November 8, 2002

To our shareholders:

We are back! What a difference a year makes. Last year, we reported the largest loss ($458 million) in our history in the third quarter. This year, in the third quarter, we reported the largest quarterly profit ($281 million) in our history. Our gross premiums written are up 22% in the first nine months of 2002 while our net premiums written are up 33%. The combined ratio for the first nine months was 103.3%. If you drill a little deeper, it gets even better, as the table below shows.

	Year to date
	September 30, 2002

	Combined	Net Premiums
	Ratio	Written
	(%)	(% change)
Canadian Insurance Companies
Commonwealth	93.5	+212
Federated	94.8	+18
Lombard	98.7	+24
Markel	97.1	+60

Total	97.4	+54

U.S. Insurance Companies
Crum & Forster	104.0	+61*
TIG – Total	111.2	-14*
– Continuing	104.2	+50
– Discontinued	120.0	-58

Total	108.2	+11

Reinsurance – OdysseyRe	99.2	+67

Total Fairfax	103.3	+33

*	+13% for Crum & Forster and -22% for TIG including ceded reinsurance premiums in 2001

In my letter to you last year and in our annual report, I said that in this hard market, we would expand our business significantly, keep more of it and get our combined ratios below 100%. This is exactly what has happened at our Canadian insurance companies and OdysseyRe. At Crum & Forster, the continuing improvements resulted in an excellent third quarter – net premiums written were up 35% (including ceded reinsurance premiums in

2001) and the combined ratio was 102.6% – and we are well on our way to meeting our combined ratio objectives.

At TIG, consistent with our expectations as discussed in our 2001 annual report and our first quarter 2002 report, net premiums written dropped by 14% in the first nine months because of TIG’s exit from a significant part of its program business written through MGAs. Excluding this discontinued business, net premiums written were up 50% and the combined ratio was 104.2% for the first nine months of 2002. TIG is the only one of our companies that has failed to achieve our objectives but, rest assured, it will, albeit from a smaller base.

While our underwriting operations were strong and benefiting from the hard market, the left hand side of our balance sheet also continued to be very strong. We made realized gains of $592 million in the first nine months of 2002 while ending the quarter with an unrealized gain of $227 million in bonds and with unrealized common stock gains maintaining their end of 2001 level around $95 million. Notwithstanding the significant drop in equity markets in 2002, the total return for the portfolio in the first nine months was 10.0%. At September 30, 2002, our investment portfolio had $2.6 billion in cash (16% of the portfolio), 56% of the bond portfolio was in government bonds (mainly U.S. treasuries) and only 7% of the portfolio was in common stock (excluding Hub, Zenith National and Advent).

In the last few years, we have protected our investment portfolio from a 1 in 50 year or 1 in 100 year stock market decline, not unlike the catastrophe protection we buy for our insurance operations. This protection has served us well as U.S. and European stock markets have declined by approximately 50% from their highs. Many insurance companies, particularly European, have had significant declines in net worth because of their equity exposures.

Our investment portfolio has benefited as throughout the market “bubble”, we had no stock or bond investments in telecoms, techs or the various high fliers like Enron or Tyco. Our bond portfolios have benefited from being of very high quality, having to a large extent two maturity dates (put bonds) and not having “reached for yield”. “Reaching for yield” has been magnified by the focus in the P&C industry on “operating” income as opposed to “net” income. Thus, many insurance companies have recently had significant growth in “operating” income but have reported little “net” income or even losses because of realized investment losses. We have always focused on growing book value through net income from all sources. The P&C industry focus on “operating” income has perhaps also led insurers to underwrite credit derivatives (like credit default swaps) and other risky financial products, which it is our policy to avoid.

So, are we still concerned about the 1 in 50 / 100 year stock market decline? A major stock market decline has already taken place – this is why our S&P 500 put position has dropped from US$1.1 billion to US$400 million. However, we still see major risks in the broad market indices and in the U.S. economy. Why? Two major reasons:

1.	In spite of the S&P 500 being down almost 50% from its high, it is still selling at around 20 times earnings and about 3.5 times book value. Optimism abounds in the stock market and investors continue to focus on the long term irrespective of price.

FAIRFAX FINANCIAL HOLDINGS LIMITED

2.	Short-term interest rates have dropped dramatically in 2001/2002 to 40 year lows and yet business conditions, with the exception of housing and autos, continue to be weak. It seems to us that the Federal Reserve may have exhausted its ammunition to prolong the economic cycle any further.

We think the risks that we have discussed in our annual reports (a run on mutual funds, bonds collateralized with consumer debt) and the more recent ones, including rising unfunded pension liabilities, continue to be very significant. Having said that, as long-term value oriented investors, these financial markets (where fundamental analysis is again very important) are markets in which we have historically excelled – and we have more than $1,100 per share of investments to work with!

An update on three significant potential risks that we have discussed in our annual report:

1.	Reinsurance Recoverables. Utilizing our expertise at TRG, we continuously review this exposure and we continue to feel comfortable that we will fully recover our net reinsurance recoverable. Details of our top 50 reinsurers were listed on page 76 in our 2001 annual report. One that recently has been a concern for many analysts is Gerling Global. The net recoverable of $134.5 million as of December 31, 2001 has been reduced to $77.2 million due to additional security obtained in 2002. This balance is largely recoverable from Gerling Global (U.S.), which had statutory surplus of US$335 million at June 30, 2002, or from a Gerling Global branch where regulators require the maintenance of trust funds. Also, we have purchased some high quality credit protection on reinsurers we have concerns about. In spite of the tough times in 2002, we have not had and do not expect to have any problems in this area.

2.	Deferred Tax Asset. This has come down by $141 million in the first nine months of 2002. We continue to feel confident that the balance will be realized from future profitable operations.

3.	Asbestos Liabilities. In our annual report, asbestos liabilities are discussed in some detail beginning on page 73, and our meaningful reinsurance protection is discussed on page 79. Recognizing that this continues to be a developing area, we are comfortable with the outstanding expertise we have at TRG where these liabilities are actively reviewed.

Two other areas which have recently been the object of investor concern for companies generally are the effect on earnings of expensing stock options and the existence of unfunded liabilities under defined benefit pension plans. Neither of these is an area of significance for Fairfax. As to the first, Fairfax has never issued treasury stock options and has always expensed the cost of its stock incentives over the term of the incentives. As to the other, Fairfax has only limited ongoing defined benefit plans throughout the group. Taken in the aggregate, the approximately $400 million of assets in these plans are close to 90% invested in cash and fixed income securities, expected rates of return are less than 7% and there is a minimal unfunded liability.

In our third quarter 2002 quarterly report, we state once again that our company’s objective is to maintain cash, short-term investments and marketable securities in the holding company of at least five times the company’s annual interest expense until the company’s consolidated combined ratio comes down below 105% and its earnings cover its annual interest expense by five times. While we have achieved these combined ratio and earnings coverage tests for the nine months to September 30, 2002, it is still our objective to maintain approximately $500 million in cash and investments in the holding company at year-end 2002. Subject to this objective, we will continue to buy back our stock and bonds as we have done in the first nine months of 2002.

As discussed in our annual meeting and confirmed at our July 9 investor meeting in New York, we expect to list Fairfax shares on the NYSE on December 18. Like most Canadian interlisted companies, we will continue to express our accounts in Canadian dollars and use Canadian GAAP, with U.S. GAAP reconciliations disclosed every quarter. Given the NYSE listing, we plan to have an annual investor meeting in New York.

I have given you an update on all the relevant factors that affect Fairfax with no comments yet on the current stock price. Even though you know we have never paid much attention to short-term stock prices, I must say that I never thought that our stock price would fall as low as it has in 2002. For the first time in 17 years, I and our directors and key officers, after Fairfax pre-announced its realized gains, bought as many shares as we could afford (and then some!). There is nothing more we could do to let you, our long-term shareholders, know that we felt Fairfax’s current stock price was ridiculously undervalued. We continue to feel that Fairfax’s time has come and your patience will be rewarded as we reap the benefits of the hard cycle, our focus on combined ratios and our disciplined long-term value approach to investing.

V. Prem Watsa

FAIRFAX FINANCIAL HOLDINGS LIMITED

APPENDIX B

GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)	We expect to earn long term returns on shareholders’ equity in excess of 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.

Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)	We always want to be soundly financed.

3)	We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)	Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)	Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)	Share ownership and large incentives are encouraged across the Group.

4)	Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)	Honesty and integrity are essential in all our relationships and will never be compromised.

2)	We are results oriented – not political.

3)	We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)	We are hard working but not at the expense of our families.

5)	We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)	We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)	We will never bet the company on any project or acquisition.

8)	We believe in having fun – at work!

Consolidated Financial Summary (in Cdn$ millions except share and per share data)(1)

		Per Share

	Return on		Net		Earnings
	average	Share-	earnings		before					Share-		Closing
	shareholders’	holders’	– fully		income	Net	Total	Invest-	Net	holders’	Shares	share
	equity	equity	diluted	Revenue	taxes	earnings	assets(2)	ments	debt(3)	equity	outstanding	price
As at and for the years ended December 31:
1985	–	2.08	(1.89)	17.0	(0.9)	(0.9)	41.5	32.7	–	10.4	5.0	3.25 (4)
1986	25.4%	5.89	1.35	53.7	9.1	6.5	129.8	95.6	2.8	41.3	7.0	12.75
1987	31.3%	8.32	2.23	113.0	18.2	16.0	185.4	124.0	2.8	61.0	7.3	12.37
1988	21.2%	10.13	1.94	133.6	21.3	14.4	246.8	137.5	28.2	74.2	7.3	15.00
1989	20.3%	12.41	2.25	125.8	19.2	16.7	248.1	133.9	22.0	90.8	7.3	18.75
1990	23.0%	17.29	2.92	195.4	23.2	21.3	536.0	335.7	65.9	94.7	5.5	11.00
1991	21.3%	21.41	3.94	250.0	32.5	22.5	516.6	341.2	51.3	116.8	5.5	21.25
1992	7.7%	23.76	1.76	286.8	7.0	10.0	590.5	396.2	68.2	143.8	6.1	25.00
1993	20.3%	35.13	5.42	344.0	46.7	33.3	1,200.3	848.8	132.4	279.5	8.0	61.25
1994	12.1%	43.77	4.66	634.9	46.0	38.1	2,173.4	1,551.3	218.0	391.9	9.0	67.00
1995	20.1%	53.28	9.79	1,145.5	95.9	87.5	2,873.5	1,668.1	227.7	472.6	8.9	98.00
1996	21.4%	87.05	15.36	1,475.8	187.3	150.8	5,778.4	3,454.5	369.4	911.1	10.5	290.00
1997	20.4%	125.38	21.59	2,088.3	336.0	232.5	10,207.3	5,795.7	511.3	1,395.7	11.1	320.00
1998	20.1%	184.54	32.63	3,574.3	484.8	387.5	20,886.7	12,108.4	1,139.0	2,238.9	12.1	540.00
1999	4.3%	231.98	9.20	5,788.5	(17.3)	124.2	31,979.1	17,842.1	1,246.3	3,116.0	13.4	245.50
2000	4.1%	242.75	9.41	6,188.5	(32.9)	137.4	31,833.3	15,687.2	1,306.0	3,180.3	13.1	228.50
2001	(11.9% )	213.06	(28.04)	6,125.7	(736.1)	(346.0)	35,438.7	16,419.2	1,372.4	3,042.7	14.4	164.00
2002	12.8%	237.01	28.78	7,962.3	432.5	415.7	35,110.5	16,812.6	2,028.2	3,351.5	14.1	121.11

(1)	All share references are to common shares; shares outstanding are in millions

(2)	Commencing in 1995, reflects a change in accounting policy for reinsurance recoverables

(3)	Total debt (beginning in 1994, net of cash in the holding company) with Lindsey Morden equity accounted

(4)	When current management took over in September 1985

FAIRFAX FINANCIAL HOLDINGS LIMITED

Directors of the Company

* Frank B. Bennett (as of April 2003)
  President, Artesian Management, Inc.

* Anthony F. Griffiths
  Corporate Director

* Robbert Hartog
  President, Robhar Investments Ltd.

  V. Prem Watsa
  Chairman and Chief Executive Officer

* Audit Committee Member

Operating Management

John Watson, Chairman
Ronald Schwab, President
Commonwealth Insurance Company

Bruce Esselborn, Chairman
Crum & Forster Holdings, Inc.

Kenneth Kwok, President
Falcon Insurance Company (Hong Kong) Limited

John M. Paisley, President
Federated Insurance Company of Canada

Anthony F. Hamblin, President
Hamblin Watsa Investment Counsel Ltd.

Martin P. Hughes, Chairman
Richard A. Gulliver, President
Hub International Limited

Karen Murphy, President
Lindsey Morden Group Inc.

Byron G. Messier, President
Lombard General Insurance Company of Canada

Mark J. Ram, President
Markel Insurance Company of Canada

Andrew A. Barnard, President
Odyssey Re Holdings Corp.

Dennis C. Gibbs, Chairman
TRG Holding Corporation	Officers of the Company

Trevor J. Ambridge
Vice President and Chief Financial Officer

Sam Chan
Vice President

Francis Chou
Vice President

Jean Cloutier
Vice President and Chief Actuary

J. Paul T. Fink
Vice President

Jonathan Godown
Vice President

Bradley P. Martin
Vice President and Corporate Secretary

Eric P. Salsberg
Vice President, Corporate Affairs

Ronald Schokking
Vice President, Finance

V. Prem Watsa
Chairman and Chief Executive Officer

M. Jane Williamson
Vice President

Officers of Fairfax Inc.

John Cassil, Vice President
James F. Dowd, President
Scott Galiardo, Vice President
Stewart Gleason, Vice President
Roland Jackson, Vice President

Head Office

95 Wellington Street West
Suite 800
Toronto, Ontario, Canada M5J 2N7
Telephone (416) 367-4941
Website www.fairfax.ca

Auditors

PricewaterhouseCoopers LLP

General Counsel

Torys

Transfer Agents and Registrars

CIBC Mellon Trust Company, Toronto

Mellon Investor Services LLC, New York

Share Listings

Toronto and New York Stock Exchanges
Stock Symbol FFH

Annual Meeting

The annual meeting of shareholders of Fairfax Financial Holdings Limited will be held on Monday, April 14, 2003 at 9:30 a.m. in Room 105 at the Metro Toronto Convention Centre, 255 Front Street West, Toronto.